Exhibit 99.2

BCE Inc. 2018 Annual Report

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 109 to 112 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2018 when reading this MD&A.

Effective January 1, 2018, we applied International Financial Reporting Standards (IFRS) 15, Revenue from Contracts with Customers, as described in section 10.1, Our accounting policies, retrospectively to each period in 2017 previously reported. We have also reclassified some amounts from previous periods to make them consistent with the presentation for the current period.

In preparing this MD&A, we have taken into account information available to us up to March 7, 2019, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s audited consolidated financial statements for the year ended December 31, 2018, BCE’s annual information form for the year ended December 31, 2018, dated March 7, 2019 (BCE 2018 AIF) and recent financial reports, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2018 and 2017.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2018 annual report, including this MD&A and, in particular, but without limitation, section 1.4, Capital markets strategy, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.7, Liquidity of this MD&A, contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to our projected financial performance for 2019, BCE’s dividend growth objective, common share dividend payout policy and 2019 annualized common share dividend, BCE’s financial policy targets and our intended progress towards meeting those targets, the sources of liquidity we expect to use to meet our anticipated 2019 cash requirements, our expected 2019 post-employment benefit plans funding, our network deployment and capital investment plans, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in BCE’s 2018 annual report, including in this MD&A, describe our expectations as at March 7, 2019 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements.

Forward-looking statements are presented in BCE’s 2018 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in BCE’s 2018 annual report and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Business outlook and assumptions, which sections are incorporated by reference in this cautionary statement. We believe that our assumptions were reasonable at March 7, 2019. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, competitive, regulatory, security, technological, operational, economic, financial and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in BCE’s 2018 annual report, and in particular in this MD&A, include, but are not limited to, the risks described or referred to in section 9, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 7, 2019. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 Overview

Effective January 1, 2018, we applied IFRS 15, Revenue from Contracts with Customers, as described in section 10.1, Our accounting policies, retrospectively to each period in 2017 previously reported. We have also reclassified some amounts from previous periods to make them consistent with the presentation for the current period.

1.1 Introduction

AT A GLANCE

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite television (TV) service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

We also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)
  a 50% indirect equity interest in Glentel Inc. (Glentel)
  an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

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BCE CONSOLIDATED RESULTS

BCE CUSTOMER CONNECTIONS

OUR GOAL

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to grow our subscribers profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers and as Canada’s premier content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy is centred on our disciplined focus and execution of six strategic imperatives. The six strategic imperatives that underlie BCE’s business plan are:

(1)	Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.
(2)	At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers.
(3)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet Communications Inc. (Xplornet) as a result of BCE’s acquisition of MTS.
(4)	At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, our IPTV by 14,599 and our residential NAS by 23,441, mainly as a result of a small acquisition made in Q1 2018.
(5)	As of January 1, 2018, business NAS was removed from our NAS subscriber base due to its declining relevance as a KPI given migrations from voice to Internet protocol (IP) result in NAS losses without a corresponding decline in revenues. Previously reported periods were retroactively adjusted.

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1.2 About BCE

We report the results of our operations in three segments: Bell Wireless, Bell Wireline and Bell Media. We describe our product lines by segment below, to provide further insight into our operations.

OUR PRODUCTS AND SERVICES

Bell Wireless

SEGMENT DESCRIPTION

  Provides integrated digital wireless voice and data communications products and services to residential and business customers across Canada
  Includes the results of operations of Bell Mobility Inc. (Bell Mobility) and wireless-related product sales from our wholly-owned subsidiary, national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source)

OUR NETWORKS AND REACH

We hold wireless spectrum licences, with holdings across various spectrum bands and regions across Canada, totalling more than 4.8 billion megahertz population (MHz-Pop), corresponding to an average of approximately 137 MHz of spectrum per Canadian.

The vast majority of our cell towers are connected with fibre, the latest network infrastructure technology, for a more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) and LTE Advanced (LTE-A) nationwide wireless broadband networks are compatible with global standards and deliver high-quality and reliable voice and high-speed data services to virtually all of the Canadian population.

  LTE coverage of 99% of the Canadian population coast to coast, with LTE-A covering approximately 91% of the Canadian population at December 31, 2018
  Expansion of our LTE and LTE-A services is supported by continued repurposing of wireless spectrum to increase capacity and coverage
  In-building coverage improvements deliver a stronger LTE signal
  LTE-A provides peak theoretical mobile data access download speeds that exceed 1 (1) Gigabit per second (Gbps) (expected average speeds of 25 to 220 Megabits per second (Mbps)), while LTE offers speeds up to 150 Mbps (typical speeds of 18 to 40 Mbps) (2)
  Reverts to the High-speed packet access plus (HSPA+) network outside LTE coverage areas, with speeds up to 42 Mbps (typical speeds of 7 to 14 Mbps)
  International voice and data roaming capabilities in more than 230 outbound destinations, including LTE roaming in 178 outbound destinations.

We manage 17,000 wireless fidelity (Wi-Fi) access points at enterprise customer locations.

We have more than 2,360 retail points of distribution across Canada, including approximately 1,360 Bell-branded stores and The Source locations, Glentel-operated stores (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) as well as other third-party dealer and retail locations.

OUR PRODUCTS AND SERVICES

  Voice and data plans: available on either postpaid or prepaid options, providing fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features
  Specialized plans: for tablets, mobile Internet, smartwatches and Connected Car
  Extensive selection of devices: leading 4G LTE and LTE-A smartphones and tablets, mobile Internet hubs and sticks, mobile Wi-Fi devices and connected things (smartwatches, Bell Connected Car, trackers, smart home, lifestyle products and virtual reality)
  Mobile content: over 40 live and on-demand channels on smartphones and tablets
  Travel: roaming services with other wireless service providers in more than 230  outbound destinations worldwide with LTE roaming in 178 outbound destinations, Roam Better feature and Travel Passes
  Mobile business solutions: push-to-talk, field service management, worker safety and mobility management
  Internet of Things (IoT) solutions: asset management, smart buildings, smart cities, fleet management and other IoT services
(1)	Peak theoretical download speeds that exceed 1 Gbps are currently offered in Kingston and Toronto, with more to come.
(2)	Network speeds vary with location, signal and customer device. Compatible device required.

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Bell Wireline

SEGMENT DESCRIPTION

  Provides data, including Internet access and IPTV, voice, comprising local telephone and long distance, as well as other communications services and products to residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
  Includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s Northern Territories
  Includes wireline-related product sales from The Source

OUR NETWORKS AND REACH

  Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories
  Broadband fibre network, consisting of fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) locations, covering 9.5 million homes and  businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our FTTP direct fibre footprint encompassed approximately 4.6 million homes and commercial locations at the end of 2018, representing the largest FTTP footprint in Canada.
  Largest IP multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV
  Largest data centre footprint in Canada with 28 locations in eight provinces, enabling us to offer data centre co-location and hosted services to business customers across Canada
  Approximately 1,360 Bell-branded stores and The Source locations across Canada

OUR PRODUCTS AND SERVICES

RESIDENTIAL

  TV: IPTV services (Fibe TV and Alt TV) and satellite TV service. Bell Fibe TV provides extensive content options with Full high-definition (HD) and 4K Resolution (4K) Whole Home personal video recorder (PVR), 4K Ultra HD programming, on-demand content and innovative features including wireless receivers, the Fibe TV app, Restart and access to Crave, Netflix and YouTube. Alt TV app-based live TV streaming service offers up to 500 live and on-demand channels on laptops, smartphones, tablets, Apple TV, Amazon Fire TV and other devices with no traditional TV set-top box (STB) required.
  Internet: high-speed Internet access through fibre optic broadband technology or digital subscriber line (DSL) with a wide range of options, including Whole Home Wi-Fi, unlimited usage, security services and mobile Internet. Our Internet service, marketed as Fibe Internet, offers download speeds up to 1.5 Gbps with FTTP or 100 Mbps with FTTN. We also offer Internet service under the Virgin Mobile brand offering download speeds up to 100 Mbps.
  Home Phone: local telephone service, long distance and advanced calling features
  Smart Home: home security, monitoring and automation services from Bell Smart Home in Ontario, Québec and Atlantic Canada and from AAA Security, a Bell MTS company, in Manitoba
  Bundles: multi-product bundles of TV, Internet and home phone services with monthly discounts

BUSINESS

  Internet and private networks: business Internet, Ethernet, IP VPN, Wavelength, global network solutions, virtual network services, managed Wi-Fi
  Communications: IP telephony, local and long distance, audio, video and web conferencing and webcasting, contact centre solutions
  Cloud and data centre: cloud computing, cloud services, backup and disaster recovery, co-location hosting, virtual data centre
  Other: security, managed services, professional services

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Bell Media

SEGMENT DESCRIPTION

  Canada’s leading content creation company with premier assets in video, radio, OOH advertising and digital media
  Revenues are derived primarily from advertising and subscriber fees
    Conventional TV, radio, OOH and digital media revenues are derived from advertising
    Specialty TV revenue is generated from subscription fees and advertising
    Pay TV revenue is derived from subscription fees

OUR ASSETS AND REACH

VIDEO

  30 conventional TV stations, including CTV, Canada’s #1 TV network for 17 consecutive years
  33 specialty and Pay TV channels, including TSN, Canada’s most-watched specialty TV channel and RDS, the top French-language sports network
  Three direct-to-consumer streaming services, including Crave, the exclusive home of HBO in Canada

RADIO

  109 licensed radio stations in 58 markets across Canada

OOH ADVERTISING

  Network of more than 31,000 advertising faces in British Columbia, Alberta, Ontario, Québec and Nova Scotia

DIGITAL MEDIA

  More than 200 websites and more than 30 apps

BROADCAST RIGHTS

  Sports: long-term media rights to key sports properties and official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Live sports coverage also includes the Toronto Maple Leafs, Montreal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball Association (NBA), Major League Soccer (MLS), Fédération Internationale de Football Association (FIFA) World Cup events, Curling’s Season of Champions, Major League Baseball (MLB), Golf’s Majors, Monster Energy NASCAR Cup Series, Formula One, Grand Slam Tennis, Ultimate Fighting Championship (UFC), National Collegiate Athletic Association (NCAA) March Madness and more.
  HBO: long-term agreement to deliver all current-season, past-season and library HBO programming in Canada exclusively on our linear, on-demand and over-the-top (OTT) platforms
  SHOWTIME: long-term content licensing and trademark agreement for past, present and future SHOWTIME-owned programming
  STARZ: long-term agreement with Lionsgate bringing U.S. premium pay TV service STARZ to Canada
  iHeartRadio: exclusive partnership for digital and streaming music services in Canada

OTHER ASSETS

  Majority stake in Pinewood Toronto Studios, the largest purpose-built production studio in Canada
  Partnership in Just for Laughs, the live comedy event and TV producer
  Equity interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

OUR PRODUCTS AND SERVICES

  Varied and extensive array of TV programming to broadcast distributors across Canada
  Advertising on our TV, radio, OOH, and digital media properties to both local and national advertisers across a wide range of industry sectors
  Crave subscription on-demand TV streaming service offering a large collection of premium content in one place, including HBO, SHOWTIME and STARZ programming, on STBs, mobile devices, Apple TV, other streaming devices and online. Crave is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.
  TSN Direct and RDS Direct streaming services offering live and on-demand TSN and RDS content directly to consumers through a monthly subscription on computers, tablets, mobile devices, Apple TV and other streaming devices
  Mobile TV service with live and on-demand access to content from our conventional TV networks, CTV and CTV Two, BNN Bloomberg, TSN, RDS and other brands in news, sports and entertainment, is offered on commercial terms to all Canadian wireless providers

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Other BCE investments

BCE also holds investments in a number of other assets, including:

  a 28% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto a 50% indirect equity interest in Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal as well as Place Bell in Laval, Québec

OUR PEOPLE

EMPLOYEES

At the end of 2018, our team comprised 52,790 employees, an increase of 1,111 employees compared to the end of 2017, due primarily to call centre hiring and acquisitions, partly offset by natural attrition, retirements and workforce reductions.

Approximately 44% of total BCE employees were represented by labour unions at December 31, 2018.

BELL CODE OF BUSINESS CONDUCT

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner.

Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell’s standards of conduct.

1.3 Key corporate developments

MIRKO BIBIC APPOINTED AS CHIEF OPERATING OFFICER

On October 4, 2018, BCE appointed Mirko Bibic as Chief Operating Officer (COO) for BCE and Bell Canada. As COO, Mr. Bibic is leveraging his deep knowledge of Bell’s business and his experience in executing major corporate initiatives to lead the company’s largest customer-facing business units. Mr. Bibic also continues to lead legal and regulatory strategy for the BCE group of companies. Mr. Bibic has been a key driver in the success of Bell’s broadband investment and innovation strategy as Executive Vice President of Corporate Development. This includes his oversight of strategic mergers and acquisitions transactions such as the acquisitions of Astral Media Inc. and MTS, Bell’s participation in multiple wireless spectrum auctions, and a wide range of other investment and partnership initiatives.

ACQUISITION OF AXIA NETMEDIA

On August 31, 2018, BCE completed its acquisition of Axia NetMedia Corporation (Axia), the Calgary-based operator of SuperNet, the Alberta broadband network connecting thousands of provincial and municipal offices, Indigenous communities, schools, libraries, healthcare institutions, businesses and Internet service providers throughout the province. In addition to the multi-year contract to supply all SuperNet services, which was awarded to Bell on July 3, 2018, Bell now owns and operates Axia network assets connecting a total of 402 rural Alberta communities, along with the 27 urban areas already connected to SuperNet by Bell. The acquisition also creates new opportunities to provide advanced solutions in security, data centres and unified communications to Alberta-based and national enterprise customers and Internet service providers in the province.

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BELL LET’S TALK DAY PASSES 1 BILLION TOTAL MESSAGES, $100 MILLION IN BELL MENTAL HEALTH FUNDING

Bell Let’s Talk Day on January 30, 2019, set new records with 145,442,699 text messages, mobile calls and long distance calls by our customers and social media messages of support for mental health, taking total interactions since the first Bell Let’s Talk Day in 2011 to 1,013,915,275. Canadians everywhere, including leaders like Prime Minister Justin Trudeau, and people worldwide, including influencers like Anderson Cooper and Ellen DeGeneres, helped spread the mental health message across social media. With a donation of 5 cents for each interaction, Bell’s funding commitment grew by $7,272,134.95 to a total of $100,695,763.75 since 2010 for anti-stigma and mental health care, research and workplace initiatives throughout Canada.

RECOGNITION OF BELL’S ENVIRONMENTAL LEADERSHIP

Bell was named one of Canada’s Greenest Employers by Canada’s Top 100 Employers program for the second consecutive year in 2018. The award recognizes Bell’s focus on minimizing our environmental impact, our leadership in implementing an ISO 14001 certified Environmental Management System and the success of our ongoing initiatives to reduce waste and save energy. The following are some highlights from 2017:

  At Bell offices across Canada, we reduced electricity consumption by over 30,000 Megawatt hours (MWh), enough to power 3,000 homes for a year
  We reduced fuel consumption by more than 500,000 litres by using telematics systems in 85% of Bell vehicles and following eco-driving practices such as limiting idling
  We diverted 64% of our waste, including 100 tonnes of computer equipment, from landfills through reuse and recycling programs
  We recovered 200,536 phones through the Bell Blue Box program, which donates proceeds to mental health organizations across Canada as part of Bell Let’s Talk

BELL NAMED ONE OF CANADA’S BEST DIVERSITY EMPLOYERS

For the second year in a row, Bell was named one of Canada’s Best Diversity Employers in Mediacorp’s 2018 report on workplace diversity and inclusion. The award recognizes Bell’s commitment to providing an inclusive and accessible workplace that reflects Canada’s diversity and highlights our wide range of initiatives to support women, persons with disabilities, Aboriginal people, visible minorities and other groups.

1.4 Capital markets strategy

We seek to deliver sustainable shareholder returns through consistent dividend growth. This objective is underpinned by continued growth in free cash flow and a strong balance sheet, supporting a healthy level of ongoing capital investment on advanced broadband networks and services that are essential to driving the long-term growth of our business.

DIVIDEND GROWTH AND PAYOUT POLICY

On February 7, 2019, we announced a 5%, or 15 cents, increase in the annualized dividend payable on BCE’s common shares for 2019 to $3.17 per share from $3.02 per share in 2018, starting with the quarterly dividend payable on April 15, 2019. This represents BCE’s 15th increase to its annual common share dividend since the fourth quarter of 2008, representing a total increase of 117%. This is BCE’s 11th consecutive year of 5% or better dividend growth.

Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio (1) within the target policy range of 65% to 75% of free cash flow and balancing our strategic business priorities. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE board of directors (BCE Board or Board) and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared.

We have a strong alignment of interest between shareholders and our management’s equity-based long-term incentive compensation plan. The vesting of performance share units depends on the realization of our dividend growth policy, while stock options reflect our objective to increase the share price for our shareholders.

(1)	Dividend payout ratio is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free cash flow and dividend payout ratio for more details.

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  Stringent share ownership requirements
  Emphasis on pay-at-risk for executive compensation
  Double trigger change-in-control policy
  Anti-hedging policy on share ownership and incentive compensation
  Clawbacks for the President and Chief Executive Officer (CEO) and all Executive Vice-Presidents as well as all options holders
  Caps on BCE supplemental executive retirement plans (SERPs) and annual bonus payouts, in addition to mid-term and long-term incentive grants
  Vesting criteria fully aligned to shareholder interests

USE OF LIQUIDITY

Our dividend payout policy allows BCE to retain a high level of free cash flow after payment of dividends on common shares. Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth, while maintaining appropriate levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy amounts of remaining free cash flow, after payment of dividends on common shares, in a balanced manner and on uses that include, but are not limited to:

  Financing of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business
  Debt reduction
  Voluntary contributions to BCE’s defined benefit (DB) pension plans to improve the funded position of the plans and reduce the use of letters of credit for funding deficits
  Share buybacks through normal course issuer bid (NCIB) programs

In 2018, free cash flow, after payment of dividends on common shares, in the amount of $888 million, down from $906 million in 2017, was directed towards a $240 million voluntary pension plan contribution to better align the funded status of a number of BCE’s subsidiary DB plans with Bell Canada’s; the funding of various acquisitions, including AlarmForce Industries Inc. (AlarmForce) and Axia; and a $175 million repurchase of common shares through a NCIB program.

TOTAL SHAREHOLDER RETURN PERFORMANCE

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P/TSX Composite Index (3), for the five-year period ending December 31, 2018, assuming an initial investment of $100  on December 31, 2013 and the quarterly reinvestment of all dividends.

(1)	The change in BCE’s common share price for a specified period plus BCE common share dividends reinvested, divided by BCE’s common share price at the beginning of the period.
(2)	Based on BCE’s common share price on the Toronto Stock Exchange (TSX) and assumes the reinvestment of dividends.
(3)	As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.

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STRONG CAPITAL STRUCTURE

BCE’s balance sheet is underpinned by a healthy liquidity position and an investment-grade credit profile, providing the company with a solid financial foundation and a high level of overall financial flexibility. BCE is well-positioned with an attractive long-term debt maturity profile and no requirements to repay publicly issued debt securities until the second quarter of 2020. We continue to monitor the capital markets for opportunities where we can further reduce our cost of debt and optimize our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

We monitor capital by utilizing a number of measures, including net debt leverage ratio (1), adjusted EBITDA to net interest expense ratio (1), and dividend payout ratio.

ATTRACTIVE LONG-TERM PUBLIC DEBT MATURITY PROFILE (2)
  Average term of Bell Canada’s publicly issued debt securities: approximately 11 years
  Average after-tax cost of publicly issued debt securities: 3.1%
  No publicly issued debt securities maturing until Q2 2020
STRONG LIQUIDITY POSITION (2)
  $844 million available under our $4.0 billion multi-year committed credit facilities
  $500 million accounts receivable securitization available capacity
  $425 million cash and cash equivalents on hand
INVESTMENT GRADE CREDIT PROFILE (2) (3)
  Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 1 by Moody’s Investors Service, Inc. (Moody’s) and BBB+ by Standard & Poor’s Ratings Services (Canada) (S&P), all with stable outlooks

As a result of financing a number of strategic acquisitions made since 2010, including CTV Inc., Astral Media Inc., MLSE, Bell Aliant Inc. (Bell Aliant), Q9 Networks (Q9) and MTS; voluntary pension plan funding contributions to reduce our pension solvency deficit; wireless spectrum purchases; as well as the incremental debt that was assumed as a result of the privatization of Bell Aliant and the acquisition of MTS, our net debt leverage ratio has increased above the limit of our internal target range. At December 31, 2018, we had exceeded the limit of our internal net debt leverage ratio target range of 1.75 to 2.25 times adjusted EBITDA by 0.47. Additionally, our net debt leverage ratio in 2019 will reflect a one-time unfavourable impact due to the adoption of IFRS 16, Leases, reflecting the addition of $2.1 billion to $2.3 billion of capital leases to net debt (1) on our balance sheet on January 1, 2019. As a result, we increased our net debt leverage ratio target range from 1.75 to 2.25 times adjusted EBITDA to 2.0 to 2.5 times adjusted EBITDA. The new target range remains aligned with our investment-grade credit rating profile and is consistent with the target net debt leverage ratios of our direct Canadian telecom peers. Neither the change in the net debt leverage ratio target range nor the higher net debt leverage resulting from the implementation of IFRS 16 accounting standards is expected to affect our credit ratings or outlooks. Our net debt leverage ratio is expected to improve over time and return within the net debt leverage ratio target range through growth in free cash flow and applying a portion of free cash flow, after payment of dividends on common shares, to the reduction of BCE’s indebtedness.

BCE’s adjusted EBITDA to net interest expense ratio remains significantly above our internal target range of greater than 7.5 times adjusted EBITDA, providing good predictability in our debt service costs and protection from interest rate volatility for the foreseeable future. This ratio was unaffected by the adoption of IFRS 16.

BCE CREDIT RATIOS	INTERNAL TARGET	DECEMBER 31, 2018
Net debt leverage ratio	2.0–2.5	2.72
Adjusted EBITDA to net interest expense ratio	>7.5	9.00

Bell Canada successfully accessed the capital markets in March 2018, August 2018 and September 2018, raising a total of $1.5 billion in gross proceeds from the issuance of seven-year and 10-year medium-term note (MTN) debentures, and US $1.15 billion (C$1.493 billion) in gross proceeds from the issuance of 30-year notes. The U.S.-dollar financing represented the first public debt issuance by Bell Canada in the U.S. market in more than 20 years. Both the Canadian-dollar and U.S.-dollar issuances contributed to lowering our after-tax cost of outstanding publicly issued debt securities to 3.1% (4.3% on a pre-tax basis), and increased the average term to maturity to approximately 11 years. The net proceeds of the  2018 offerings were used to fund the early redemption of $2.1  billion of Bell Canada and MTS debt securities maturing in 2018 and 2019, to repay short-term debt and for general corporate purposes.

On March 20, 2018, Bell Canada renewed its short form base shelf prospectus, enabling Bell Canada to offer up to $4 billion of debt securities from time to time until April 20, 2020. The debt securities will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the short form base shelf prospectus was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. capital markets. As at December 31, 2018, Bell Canada had issued approximately $2.5 billion principal amount of debt securities calculated on a Canadian-dollar basis under its new short form base shelf prospectus.

(1)	Net debt, net debt leverage ratio and adjusted EBITDA to net interest expense ratio are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, Net debt leverage ratio and Adjusted EBITDA to net interest expense ratio in this MD&A for more details.
(2)	As at December 31, 2018
(3)	These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

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1.5 Corporate governance and risk management

CORPORATE GOVERNANCE PHILOSOPHY

The BCE Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders.

Key governance strengths and actions in support of our governance philosophy include:

  Separation of the Board Chair and CEO roles
  Director independence standards
  Audit Committee, Management Resources and Compensation Committee (Compensation Committee) and Corporate Governance Committee (Governance Committee) of the Board composed of independent directors
  Annual director effectiveness and performance assessments
  Ongoing reporting to Board committees regarding ethics programs and the oversight of corporate policies across BCE
  Share ownership guidelines for directors and executives

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at sec.gov), and available on BCE’s website at BCE.ca.

RISK GOVERNANCE FRAMEWORK

BOARD OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention diligence, with reporting to the Board in the ordinary course.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

  The Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, the performance of critical infrastructure, information and physical security, journalistic independence, privacy and records management, business continuity and the environment.
  The Compensation Committee oversees risks relating to compensation, succession planning, and health and safety practices
  The Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.
  The Pension Fund Committee (Pension Committee) has oversight responsibility for risks associated with the company’s pension funds.

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RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE that is actively promoted by the Board and the company’s President and CEO at all levels within the organization. It has become a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “three lines of defence” approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry best practices and is endorsed by the Institute of Internal Auditors, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

FIRST LINE OF DEFENCE – OPERATIONAL BUSINESS UNITS

The first line refers to management within our operational business segments (Bell Wireless, Bell Wireline and Bell Media), who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, create a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE OF DEFENCE – CORPORATE SUPPORT FUNCTIONS

BCE is a very large enterprise, with 52,790 employees as at December 31, 2018, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as Legal and Regulatory, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has also established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE’s internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 10.3, Effectiveness of internal controls of this MD&A.

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Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as information security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to seek to mitigate the organization’s risks. For instance, we have implemented security awareness training and policies and procedures that seek to mitigate information security threats. We further rely on security assessments to identify risks, projects and implementation controls with the objective of ensuring that systems are deployed with the appropriate level of control based on risk and technical capabilities, including access management, vulnerability management, security monitoring and testing, to help identify and respond to attempts to gain unauthorized access to our information systems and networks. We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line of defence is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans.

To further coordinate efforts between the first and second lines of defence, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee. A significant number of BCE’s most senior leaders are members of this committee, the purpose of which is to oversee BCE’s strategic security (including information security), compliance, and environmental, health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources.

THIRD LINE OF DEFENCE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in fulfilling BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

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2 Strategic imperatives

Our success is built on the BCE team’s dedicated execution of the six strategic imperatives that support our goal to be recognized by customers as Canada’s leading communications company.

2.1 Invest in broadband networks and services

We invest in wireline and wireless broadband platforms to deliver the most advanced wireless, TV, Internet and other IP-based services available, to support continued subscriber and data growth across all our residential product lines as well as the needs of our business market customers.

2018 PROGRESS

  Expanded our LTE-A wireless network to reach 91% of the Canadian population with data speeds up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). In addition, our Quad-band LTE-A footprint covered more than 24% of the population with speeds up to 750 Mbps (expected average download speeds of 25 to 220 Mbps in select areas).
  Became the first wireless provider in Canada to achieve Gigabit LTE speeds in testing and deployed these advanced speeds in Toronto and Kingston. To boost LTE-A speeds to the Gigabit level, Bell employed a combination of carrier aggregation, 256 QAM (quadrature amplitude modulation) and 4×4 Multiple Input Multiple Output (MIMO) technologies to increase spectrum efficiency and multiply capacity.
  Continued to expand our FTTP direct fibre footprint, reaching approximately 4.6 million homes and businesses in seven provinces. Approximately 50 percent of our long-term broadband fibre program was completed at the end of 2018. FTTP delivers broadband access speeds of up to 1.5 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds.
  Launched an all-fibre broadband network in the city of Toronto, enabling fast Internet speeds, advanced TV and business connectivity to more than 1 million homes and business locations. Bell began the Toronto project in 2015, working closely with the city of Toronto and Toronto Hydro and employing innovative installation techniques and new heavy equipment to roll out the network as efficiently and quickly as possible.
  Began the buildout of all-fibre connections to an additional 1.3 million homes and businesses throughout the populous and fast-growing Greater Toronto Area (GTA)/905 region surrounding Toronto. Bell commenced projects in a number of communities including the City of Oshawa, the Municipality of Clarington, the City of Orillia and the Chatham-Kent region.
  Launched wireless-to-the-premise (WTTP) to 28 rural communities in Ontario and Québec following successful trials in the 3.5 Gigahertz (GHz) spectrum band utilizing Fifth Generation (5G)-oriented MIMO and 8T8R technology. WTTP is fixed wireless technology that will take full advantage of 5G to deliver high-speed Internet service to residents in smaller and underserved communities. Bell’s WTTP solution is expected to deliver broadband speeds 5  to 10  times faster than average speeds currently available in these areas. In addition, Bell accelerated its fixed wireless WTTP buildout plan from 800,000 to 1.2 million rural households following the introduction of the federal government’s Accelerated Investment Incentive program.

2019 FOCUS

  Expand LTE-A network footprint to approximately 94% of the Canadian population
  Deploy Quad-band LTE-A to approximately 60% of the Canadian population enabling theoretical speeds up to 750 Mbps (expected average speeds of 25 to 220 Mbps)
  Increase LTE-A peak theoretical speeds to 950 Mbps with 4×4 MIMO technology in select urban areas covering approximately 40% of the Canadian population
  Continue with preparations for 5G through market trials in various markets, continue to deploy mobile small cells and equip more cell sites with high-speed fibre backhaul
  Expand combined FTTP direct fibre and fixed wireless WTTP broadband footprint to over 5.3 million homes and commercial locations
    Increase FTTP footprint by approximately 500,000 homes and businesses to 5.1 million locations, with focus on the Montréal and the GTA/905 geographic areas
    Accelerate buildout of fixed wireless WTTP network to approximately 200,000 additional households in 138 rural communities

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2.2 Accelerate wireless

Our objective is to grow our Bell Wireless business profitably by focusing on postpaid subscriber acquisition and retention, increasing our share of the prepaid market, maximizing average billing per user (ABPU) by targeting premium smartphone subscribers in all geographic markets we operate in, leveraging our wireless networks, and maintaining device and mobile content leadership to drive greater wireless data penetration and usage.

2018 PROGRESS

  Acquired 43% of total postpaid and prepaid net activations among the three national wireless carriers
  Increased the number of postpaid subscribers on our LTE network to 91% of our total postpaid subscribers, up from 88% at the end of 2017
  Grew prepaid market share with 32,129 net activations, achieving our first year of growth in prepaid net activations since 2009, driven by strong demand for our low-cost Lucky Mobile service
  Maintained the highest reported blended ABPU in the Canadian wireless industry
  Expanded our smartphone and tablet lineup with 38 new devices, including Apple’s iPhone XS, XS Max, XR and Apple Watch Series 4, the Samsung Galaxy S9 and S9+, the Samsung Galaxy Note 9, Google’s Pixel 3 and Pixel 3 XL and the LG G7, adding to our extensive selection of 4G LTE and LTE-A devices
  First Canadian wireless service provider to enable built-in Wi-Fi hotspots in supported Ford and Lincoln vehicles with Bell’s Connected Car – Built In service. Ideal for mobile workers, commuters and long family trips, Connected Car enables passengers to browse, stream and share on Bell’s broadband LTE wireless network when they are on the road or up to 50 feet from the vehicle when it is parked.
  Expanded the availability of Lucky Mobile, our low-cost prepaid wireless service, to all 10  provinces with launches in Manitoba, Saskatchewan, Québec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador
  Expanded lineup of IoT applications, which enable the interconnection of a range of devices and applications that send and receive data
    Partnered with the City of Kingston and the City of Orillia to employ Bell’s Smart City platform to provide a series of connected IoT applications to improve municipal operating efficiencies
    Launched a managed IoT security service that offers businesses, Smart Cities and other organizations employing IoT solutions with an advanced layer of comprehensive security services to detect and respond to evolving cyber threats
    Partnered with Echologics, an industry leader in leak detection technology, to implement a water management solution for Medicine Hat, Alberta
    Concluded a multi-year agreement with Superior Propane to deliver a comprehensive fuel tank monitoring solution for its business and residential customers on Bell’s national LTE mobile network

2019 FOCUS

  Profitably grow our wireless postpaid subscriber base, while maintaining market share momentum of incumbent postpaid subscriber activations
  Improve blended ABPU
  Offer the latest handsets and devices in a timely manner to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds to optimize the use of our services
  Continue to increase the number of postpaid smartphone subscribers using our 4G LTE and LTE-A networks
  Leverage Lucky Mobile to grow prepaid subscriber market share, while providing Canadians with affordable wireless service options
  Expand voice and video over LTE (VoLTE) technology coverage areas and broaden rollout to more supported devices
  Accelerate new revenue streams by continuing to drive the commercialization of IoT services and applications
  In February 2019, we partnered with the City of Markham for the launch of the Smart City Accelerator Research Program. The program will deploy Bell’s Smart City platform, an advanced solution of interconnected IoT applications, to improve the efficiency of municipal operations and enhance City services for residents.

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2.3 Leverage wireline momentum

We focus on leveraging our fibre-based TV and Internet services to develop attractive residential offers that drive higher multi-product bundle sales and improve customer satisfaction and retention. These broadband services contribute to the ongoing shift of our operating mix away from legacy wireline voice services.

In our business markets, we remain focused on expanding our broadband network and strengthening our delivery of integrated solutions to Canadian businesses, while continuing to manage the transformation of our business from legacy network services to a fully-integrated data hosting, cloud computing and managed services provider.

2018 PROGRESS

  Built on our position as the leading Internet service provider (ISP) in Canada with a high-speed Internet subscriber base of 3,933,931, up 3.8% over 2017, including 1.2 million FTTP customers
  Maintained our position as Canada’s largest TV provider with 2,853,081  subscribers, and increased our total number of IPTV subscribers by 8.1% to 1,675,706
  Increased Fibe Internet access speeds to 1.5 Gbps, the fastest speed to the home available in Canada. Unlimited Gigabit Fibe 1.5 service was rolled out in Ontario, Québec and the Atlantic provinces. This enhanced Internet service offers total download speeds of up to 1.5 Gbps and uploads of up to 940 Mbps.
  Took the top spot in PCMag’s “The Fastest ISPs of 2018: Canada”, delivering the highest overall Internet speed index ever recorded in Canada to date by the magazine and scoring more than 30% higher than our nearest competitor. Our operations in the Atlantic provinces marketed under the Bell Aliant brand took second place in the speed tests while Manitoba’s Bell MTS moved into the top 10 for the first time.
  Launched an exclusive Whole Home Wi-Fi service that combines Wi-Fi access points with the cloud-based networking intelligence of Bell’s Home Hub 3000 and Home Hub 2000 modems to learn how households use the Internet and ensure all devices receive the strongest signal and fastest speeds possible
  Continued to lead TV innovation in Canada with ongoing enhancements to our IPTV service
    Launched Download & Go feature, enabling Fibe TV customers in Ontario, Québec and Atlantic Canada to download their PVR recordings with the Fibe TV app to watch on iOS and Android mobile devices even without an Internet connection
    Expanded access to Alt TV with Amazon Fire TV Stick and a variety of Android TV devices including Sony, NVIDIA, Xiaomi and other Google certified products
    Concluded a multi-year agreement with Ericsson to leverage its next generation, cloud-based MediaFirst platform to enable an even more personalized and converged multiscreen TV experience for Fibe TV and Alt TV customers
  Offered access to Amazon Web Services as part of our leading lineup of cloud solutions for Canadian businesses. Bell Cloud Connect provides flexible cloud computing and storage solutions from Bell and partners like Microsoft, IBM, and now Amazon over Bell’s broadband networks, offering better reliability, faster speeds and enhanced security with private end-to-end connections.
  Launched Virtual Network Services (VNS) platform, offering enterprise business customers a catalogue of on-demand network functions that reside securely in Bell’s private cloud. The first of its kind in Canada, Bell VNS responds to customers’ on-demand needs by transforming and centralizing hardware-based networks in virtualized, software-driven networks.
  Bell was named a Canadian leader in security services by global IT and telecom advisory firm International Data Corporation (IDC) in its 2018 Canadian Security Services Vendor Assessment Report for the third consecutive year. IDC’s review of Canada’s major security service providers highlighted Bell’s exceptionally broad range of professional services including cloud security, advanced threat detection and proactive mitigation, backed by our highly qualified team and world-class networks.

2019 FOCUS

  Further grow our residential IPTV and Internet subscriber bases as well as FTTP and WTTP customer penetration
  Drive higher residential ARPU from the flow-through of price changes and increased penetration of multi-product households
  Continue to enhance our TV services with more advanced ways to enjoy Fibe TV and Alt TV
    Make the Fibe TV app available on more devices, including Chromecast
    Update our satellite receiver lineup to include Whole Home PVR and access to Netflix and YouTube
  Maintain product superiority through new service offerings and product innovation to provide the best Wi-Fi coverage and better customer experience in the home
    Extend the availability of the Bell Wi-Fi app to all Bell Internet and TV subscribers
  Reduce total wireline residential NAS net losses
  Invest in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, security services and IoT to improve the business client experience and increase overall business customer spending on telecommunications products and services
  Increase share of wallet of large enterprise customers through greater focus on business service solutions and connectivity growth
  Increase the number of net new customer relationships in both large and mid-sized businesses and reduce small business customer losses

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2.4 Expand media leadership

We strive to deliver leading sports, news, entertainment and business content across all screens and platforms to grow audiences. We are also creating our own world class content, ensuring that Canadian attitudes, opinions, values and artistic creativity are reflected in our programming and in our coverage of events in Canada and around the world, and to introduce new services in support of new revenue streams.

2018 PROGRESS

  Maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 17th year in a row, and continued to lead with 10 of the top 20 programs nationally in all key demographics
  TSN was Canada’s most-watched specialty TV channel and RDS remained the top French-language sports network
  Launched TSN Direct and RDS Direct, making TSN and RDS content available direct to consumers through a monthly subscription. Available for a monthly fee with no contract, TSN Direct and RDS Direct allow digital subscribers to access TSN and RDS’ programming through their computer, tablet, mobile device, Apple TV, Samsung SmartTV and Xbox One.
  TSN and RDS extended their broadcast partnership with UFC, the world’s premier mixed martial arts organization, including extensive broadcast and digital rights across TSN, RDS and Bell Media platforms
  Launched the all-new Crave streaming service, combining TMN, HBO Canada, SHOWTIME and other premium content into a single service and making current HBO programming available directly to all Canadians with access to the Internet for the first time ever. Crave grew to 2.3 million subscribers at the end of 2018.
  Concluded a long-term agreement with Lionsgate to bring premium U.S. pay TV platform STARZ to Canada and distribute the first pay window of Lionsgate’s future theatrical releases in the territory
  Secured exclusive long-term deals with most major movie studios, including 20th Century Fox and Fox Searchlight Films, Entertainment One, Sony Pictures Entertainment, Universal Pictures and Focus Features, MGM Studios Inc. and Warner Bros. International Television Distribution, to bring the biggest Hollywood hit movies and film franchises across a variety of platforms including linear, on-demand and digital
  Launched CTV Movies and CTV Throwback, two new ad-supported video-on-demand (VOD) services featuring thousands of hours of content, marking the first step in the evolution of the CTV Super Hub as Canada’s premiere destination for entertainment on digital platforms
  Acquired a majority stake in Pinewood Toronto Studios, in partnership with Comweb Studio Holdings Inc., Castlepoint Studio Partners 2 Limited and the City of Toronto, and broke ground on its multi-stage expansion, which will increase total new production space to 200,000 square feet (18,580 square metres) of sound stages and support space. With this expansion, Pinewood Toronto Studios will become the largest purpose-built production studio in Canada and will be better able to support its growing roster of domestic and international film and TV clients.
  Partnered with Bloomberg Media to create and launch BNN Bloomberg, Canada’s leading multi-platform business news brand. BNN Bloomberg provides audiences and advertisers with a broad suite of products across digital, TV and radio, targeting Canada’s business decision makers.
  Entered into a long-term agreement with VICE Media (VICE) making Bell Media the exclusive Canadian broadcaster of new original programming from VICE’s U.S. linear network, VICELAND, along with hundreds of hours of library VICE programming
  Launched Snackable TV, a mobile-first, short-form video app delivering premium and shareable entertainment targeted at viewers looking to consume snack-size pieces of content, featuring exclusive content from HBO, Comedy Central, Etalk and more
  Bell Media’s OOH advertising division, Astral, entered into new partnerships with Campsite, a Montréal-based leader in programmatic OOH advertising, and Vistar Media, a U.S.-based leader in programmatic technology for digital OOH advertising. These agreements make Astral’s 240 digital large format and street furniture faces across Canada accessible through programmatic platforms.

2019 FOCUS

  Increase revenue generation from monetization of content rights and Bell Media properties across all platforms as well as from OOH and digital advertising platforms, while controlling TV programming and premium content cost escalation
  Maintain strong audience levels and ratings across all TV and radio properties
  Continue scaling Crave on-demand streaming service
  Reinforce industry leadership in conventional TV, specialty TV, pay TV, streaming and sports services
    On March  1, 2019, we rebranded Pay TV channel Encore as STARZ, featuring a slate of premium STARZ programming and a broad selection of Lionsgate hit films and TV series, facilitating its transformation into a world-class platform. STARZ also became available directly to all Canadians with access to the Internet as an add-on to Crave.
    In January 2019, TSN and RDS announced Day Pass subscriptions to their TSN Direct and RDS Direct streaming services. The all-new, single-day subscription option is the first of its kind in Canada, providing full access to TSN and RDS channels for 24 hours with no contract.
  Successfully renew agreements with broadcasting distribution undertakings (BDUs)
  Develop in-house production and content creation for distribution and use across all screens and platforms
  Expand live and on-demand content through TV Everywhere services
  Build on our OOH leadership position in Canada
  Leverage cross-platform and integrated sales and sponsorship
  Grow revenues through unique partnerships and strategic content investments

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2.5 Improve customer service

Our objective is to enhance customers’ overall experience by delivering call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees and self-serve tools. All of these will help differentiate us from our competitors and gain long-term customer loyalty. We intend to achieve this by making the investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

2018 PROGRESS

  Virgin Mobile Canada (Virgin Mobile) was ranked highest in overall customer care satisfaction in the J.D. Power 2018 Canada Wireless Customer Care Study for the second consecutive year, cited for its strong performance in satisfaction with phone, in-store and online support as well as clarity of information on company websites, user forums and social media
  Improved wireless postpaid churn by 0.03 pts, driven by our investments in network quality and customer retention
  MyBell app was selected as the Best Telecommunications Mobile Application of 2018 at the annual MobileWebAwards
  Updated MyBell app with ability for customers to change their Internet package and manage almost every aspect of their TV service, including changing their channel selection or programming package, ordering Pay Per View and on-demand content, and upgrading their receiver
  Redesigned MyBell.ca to a mobile-friendly format, making it easier for customers to find what they need and transact online. Mobile transactions increased by 22%.
  Introduced ability for customers to reboot their modem remotely on Bell.ca, allowing customers to resolve over 40% of Internet connectivity issues
  Enhanced the Manage Your Appointment web service with new self-serve features that enable customers to reschedule appointments online and provide technicians with handy information such as building entry codes and parking instructions
  Reduced FTTP installation time by 9%
  Reduced FTTP Residential Fibe TV repair truck rolls per customer by 6%
  Offered residential installation appointments 33% earlier

2019 FOCUS

  Further evolve our self-serve tools
  Continue to invest in customer service initiatives to simplify complexity for all customers, including billing
  Further reduce the total volume of customer calls to our call centres as well as the number of truck rolls
  Further improve customer satisfaction scores
  Achieve better consistency in customer experience
  Continue to improve customer personalization
  Reduce FTTP installation times and improve service quality
  Deploy new diagnostic technology enabling enhanced troubleshooting and proactive service monitoring for our customers
  Simplify the technician in-field experience through simplification and innovation of technician tools
  Improve troubleshooting and diagnostic processes to manage increasing customer and device complexity
2.6 Achieve a competitive cost structure

Cost containment is a core element of our financial performance. It remains a key factor in our objective to preserve steady margins as we continue to experience revenue declines in our legacy wireline voice and data services and further shift our product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

2018 PROGRESS

  Completed a net reduction in our management workforce of 4%, or approximately 700 positions, that is expected to deliver annualized cash savings of approximately $75 million. These changes reflect the further integration of Bell MTS, Bell Aliant and other acquisitions.
  Realized productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies
  Maintained relatively stable Bell Wireline and BCE consolidated adjusted EBITDA margins (1)
  Lowered Bell Canada’s average after-tax cost of publicly issued debt securities to 3.1%

2019 FOCUS

  Realize operating cost savings from:
    workforce reductions completed in 2018
    lower contracted rates from our suppliers
    reduction in traffic that is not on our wireline network
    broader deployment of FTTP
    consumer behaviour changes expected to be driven by product innovation and customer service improvements the realization of further Bell MTS operating synergies
  Optimize operating cost structure to align with revenue results
(1)	Adjusted EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin in this MD&A for more details.

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BCE Inc. 2018 Annual Report

3 Performance targets, outlook, assumptions and risks

This section provides information pertaining to our performance against 2018 targets, our consolidated business outlook and operating assumptions for 2019 and our principal business risks.

3.1 BCE 2018 performance vs. guidance targets

FINANCIAL GUIDANCE	2018 TARGET	2018 PERFORMANCE AND RESULTS		ACHIEVED
Revenue growth	2%–4%	3.1%

BCE revenues increased by 3.1% in 2018 compared to last year, driven by growth across all three of our segments and reflected both higher service and product revenues of 1.7% and 13.7%, respectively. This included the contribution from the acquisition of MTS in March 2017.

Adjusted EBITDA growth	2%–4%	2.7%

BCE adjusted EBITDA grew by 2.7% in 2018 compared to last year, driven by growth in our Bell Wireless segment of 5.6% and our Bell Wireline segment of 1.7%, offset in part by a decline in our Bell Media segment of 3.2%. The increase was attributable to the growth in revenues, effective cost containment and the contribution from the acquisition of MTS, offset in part by higher cost of goods sold relating to greater wireless handset sales and higher product sales to enterprise customers, as well as increased content and programming costs at Bell Media.

Capital intensity	Approx. 17%	16.9%

BCE capital investments totaled $3,971 million in 2018, down 1.6% from last year, with a corresponding capital intensity ratio of 16.9%, down from 17.7% in 2017. We continued to focus our strategic investments on the expansion of our FTTP footprint to more homes and businesses, the ongoing deployment of our LTE-A mobile network, spectrum carrier aggregation, the deployment of wireless small-cells to optimize mobile coverage, signal quality and data backhaul, along with the expansion of network capacity to support the growth in subscribers and data consumption and the initial rollout of fixed wireless broadband to rural locations in Ontario and Québec. Our capital expenditures also reflected the acquisition and integration of MTS.

Adjusted net earnings per share (adjusted EPS) (1)	$3.45–$3.55	$3.51

Net earnings attributable to common shareholders in 2018 decreased by $81 million, or $0.10 per common share, compared to 2017, due to higher other expense which included impairment charges of $200 million mainly relating to our Bell Media segment, higher depreciation and amortization expense and higher finance costs. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, lower income taxes and lower severance, acquisition and other costs. Excluding the impact of severance, acquisition and other costs, net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans, net losses on investments, early debt redemption costs and impairment charges, adjusted net earnings in 2018 was $3,151 million, or $3.51 per common share, compared to $3,058 million, or $3.42 per common share, in 2017.

Free cash flow growth	3%–7%	4.4%

Free cash flow increased $149 million in 2018 due mainly to higher cash flows from operating activities excluding voluntary DB pension plan contributions and acquisition and other costs paid, and lower capital expenditures.

Annualized common dividend per share	$3.02	$3.02	Annualized BCE common dividend per share for 2018 increased by 15 cents, or 5.2%, to $3.02 compared to $2.87 per share in 2017.
Dividend payout ratio	65%–75% of free cash flow	75%	Dividend payout ratio increased from 73% in 2017 to 75% in 2018.

3.2 Business outlook and assumptions

OUTLOOK

BCE’s 2019 outlook builds on the solid financial results achieved in 2018 that reflected higher wireless subscriber net additions and operating profitability; improved organic wireline financial performance; broadband Internet and TV market share growth enabled by an expanded direct fibre footprint offering more competitive Internet speeds and product innovation such as Alt TV; as well as the flow-through of operating cost savings realized from workforce reductions and other productivity improvements.

Our projected financial performance for  2019 is underpinned by continued execution of our six strategic imperatives in a highly competitive and dynamic market. Wireless, Internet and TV subscriber base growth, together with pricing discipline and focused cost management, is projected to drive revenue and adjusted EBITDA growth. This is expected to contribute to higher free cash flow, providing a stable foundation for a higher BCE common share dividend for 2019, as well as continued significant capital investment in broadband fibre and wireless network infrastructure to support future growth.

(1)	Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted net earnings and adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

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The key 2019 operational priorities for BCE are to:

  Maintain market share of incumbent wireless postpaid net additions
  Grow wireless prepaid market share
  Further expand our LTE-A mobile network coverage to approximately 94% of the Canadian population, while continuing with preparations for 5G through market trials in various markets, continuing to deploy mobile small cells and equipping more cell sites with high-speed fibre backhaul
  Increase our FTTP footprint by approximately 500,000 homes and businesses to 5.1 million locations
  Accelerate the buildout of our fixed wireless WTTP network to approximately 200,000 additional households in rural communities
  Further grow our residential IPTV and Internet subscriber bases as well as FTTP and WTTP customer penetration
  Drive higher wireline residential ARPU from the flow-through of price changes and increased penetration of multi-product households
  Enhance Internet and TV product superiority through new service offerings and innovation to provide the best Wi-Fi coverage and better customer experience in the home
  Invest in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, security services and IoT to improve the business client experience and increase overall business customer spending on telecommunications products and services
  Realize operating cost savings from workforce reductions completed in 2018, lower contracted rates from our suppliers, reduction in traffic that is not on our wireline network, broader deployment of FTTP, consumer behaviour changes driven by product innovation, customer service improvements, and the realization of further Bell MTS operating synergies
  Increase revenue generation from monetization of content rights and Bell Media properties across all platforms as well as from OOH and digital advertising platforms, while controlling TV programming and premium content cost escalation
  Continue scaling Bell Media’s Crave on-demand streaming service

Our projected financial performance for 2019 enabled us to increase the annualized BCE common share dividend for 2019 by 15 cents, or 5.0%, to $3.17 per share.

ASSUMPTIONS

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  A slightly slower rate of economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.7% in 2019, down from 2.0% in 2018
  Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable
  Interest rates expected to increase modestly in 2019
  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

MARKET ASSUMPTIONS

  A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative OTT competitors
  Advertising market expected to be impacted by audience declines and variable demand
  Continued escalation of media content costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments
3.3 Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, refer to section 8, Regulatory environment and section 9, Business risks, respectively.

COMPETITIVE ENVIRONMENT

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors including, in particular, OTT TV service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based and OTT players that are penetrating the telecommunications space with significant resources and a large customer base to amortize costs. Certain of these competitors are changing the competitive landscape by moving beyond being mere disruptors and newer entrants to the industry to establishing material positions. Greater customer adoption of data services, including mobile TV, international data roaming, mobile commerce and mobile banking, as well as other IoT applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization

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(smart cities), is expected to accelerate growth opportunities as well as competition in these areas. If we are unable to develop and deploy retail, business and government IoT product solutions in advance of or concurrently with our competitors, our business and financial results could be adversely affected.

Pricing and investment decisions of market participants are based on many factors, such as strategy, market position, technology evolution, customer confidence and economic climate, and collectively these factors could adversely affect our market share, service volumes and pricing strategies and, consequently, our financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. In addition, the effects of government policies regarding the set-aside of spectrum at favourable pricing for newer wireless entrants have begun to impact market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting the need to invest in building their own networks. Such lower required investment has enabled some competitors to be very disruptive in their pricing. Moreover, foreign OTT players such as Netflix are currently not subject to the same taxation and Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us. We expect these trends to continue in the future and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

  Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending
  Higher Canadian wireless penetration could slow opportunities for new customer acquisition
  Product substitutions could result in an acceleration of NAS erosion beyond our current expectations
  The continued OTT-based substitution and market expansion of lower-cost VoIP and software-defined networking in a wide area network (SD WAN) solutions, which are attracting global competitors including traditional software players, are changing our approach to service offers and pricing and could have an adverse effect on our business
  Spending rationalization by business customers could lead to higher declines in traditional connectivity value-added services sold and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies
  The pressure from simpler, lower cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business
  The fundamental separation of content and connectivity allows the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, some of which may offer content as loss leaders to support their core business, which is changing our TV and media ecosystems and could lower our revenue streams, affecting our business negatively
  Competition with global competitors such as Netflix and Amazon, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition costs as these competitors, along with other global-scale entities such as Google, gain a significant presence in local markets as a result of innovative and flexible global market strategies
  The proliferation of content piracy could negatively impact subscriber growth and our ability to monetize products and services, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates
  Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower margin wholesale subscribers
  Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, as well as drive an increase in bad debts as the creditworthiness of some customers declines

For a further discussion of our competitive environment and competition risk, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

REGULATORY ENVIRONMENT

Although most of our retail services are not price-regulated, government agencies and departments such as the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play significant roles in regulatory matters such as mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements. As with all regulated organizations, planned strategies are contingent upon regulatory decisions. Adverse decisions by regulatory agencies or increased regulation could have negative financial, operational, reputational or competitive consequences for our business. For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, Regulatory environment as well as the applicable segmented risk discussions under Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

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SECURITY MANAGEMENT

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from unintentional events or deliberate actions by hackers, organized criminals, state-sponsored organizations or other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of means including, without limitation, the use of stolen credentials, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, and theft of, confidential, proprietary or sensitive information, extortion and business disruptions. Information security policies and procedures must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also exposes us to risks as we have less immediate oversight over their IT domains. Furthermore, the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as emerging technologies such as artificial intelligence and robotics, have significantly increased the number of access points to our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication including social media and cloud-based solutions, as well as emerging technologies like robotics, artificial intelligence and machine-to-machine communication, could adversely affect our ability to successfully defend against information security attacks.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

  Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us
  Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities
  Theft, loss, unauthorized disclosure, destruction or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, and difficulty in accessing materials to defend legal actions
  Physical damage to network assets impacting service continuity
  Litigation, fines and liability for failure to comply with privacy and information security laws
  Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data
  Regulatory investigations and increased audit and regulatory scrutiny that could divert resources from project delivery
  Increased fraud as criminals leverage stolen information against us, our employees or our customers
  Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident
  Remediation costs such as liability for stolen information, equipment repairs and incentives to customers or business partners in an effort to maintain relationships after an incident
  Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training employees and engaging third-party security experts
  Higher insurance premiums

We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

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4	MD&A	Consolidated financial analysis

BCE Inc. 2018 Annual Report

4 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in 2018 compared with 2017. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, Business segment analysis.

4.1 Introduction

BCE CONSOLIDATED INCOME STATEMENTS

	2018	2017	$ CHANGE	% CHANGE
Operating revenues
Service	20,441	20,095	346	1.7%
Product	3,027	2,662	365	13.7%
Total operating revenues	23,468	22,757	711	3.1%
Operating costs	(13,933)	(13,475)	(458)	(3.4%)
Adjusted EBITDA	9,535	9,282	253	2.7%
Adjusted EBITDA margin	40.6%	40.8%		(0.2	) pts
Severance, acquisition and other costs	(136)	(190)	54	28.4%
Depreciation	(3,145)	(3,034)	(111)	(3.7%)
Amortization	(869)	(810)	(59)	(7.3%)
Finance costs
Interest expense	(1,000)	(955)	(45)	(4.7%)
Interest on post-employment benefit obligations	(69)	(72)	3	4.2%
Other expense	(348)	(102)	(246)	n.m.
Income taxes	(995)	(1,069)	74	6.9%
Net earnings	2,973	3,050	(77)	(2.5%)
Net earnings attributable to:
Common shareholders	2,785	2,866	(81)	(2.8%)
Preferred shareholders	144	128	16	12.5%
Non-controlling interest	44	56	(12)	(21.4%)
Net earnings	2,973	3,050	(77)	(2.5%)
Adjusted net earnings	3,151	3,058	93	3.0%
Net earnings per common share (EPS)	3.10	3.20	(0.10)	(3.1%)
Adjusted EPS	3.51	3.42	0.09	2.6%

n.m.: not meaningful

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	2018	2017	$ CHANGE	% CHANGE
Cash flows from operating activities	7,384	7,358	26	0.4%
Capital expenditures	(3,971)	(4,034)	63	1.6%
Free cash flow	3,567	3,418	149	4.4%

BCE delivered revenue growth of 3.1% in 2018, compared to last year, reflecting higher service and product revenues of 1.7% and 13.7%, respectively, driven by growth across all three of our segments. The year-over-year increase in service revenues continued to be led by strong growth in our wireless, Internet, and IPTV subscribers, higher residential household ARPU, increased media advertising and subscriber revenues, improved business markets performance attributable to higher IP connectivity and business solutions services revenue, along with the contribution from the acquisition of MTS. This more than offset the continued erosion in our voice, satellite TV and legacy data revenues.

The year-over-year increase in product revenues was driven by greater sales of premium wireless devices and higher equipment sales to large business customers.

Net earnings in 2018 decreased 2.5% compared to 2017, mainly due to higher other expense which included impairment charges of $200 million mainly relating to our Bell Media segment, higher depreciation and amortization expense, and higher finance costs. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, lower income taxes and lower severance, acquisition and other costs.

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Adjusted EBITDA grew by 2.7% in 2018, compared to last year, as a result of increases in our Bell Wireless and Bell Wireline segments, offset by a decline in our Bell Media segment. The year-over-year increase in adjusted EBITDA was driven by the flow-through of our revenue growth, ongoing disciplined cost containment and the contribution from our acquisition of MTS, offset in part by higher cost of goods sold relating to greater wireless handset sales and higher product sales to enterprise customers, along with escalating content and programming costs at Bell Media.

In 2018, BCE’s cash flows from operating activities increased $26 million, compared to 2017, due mainly to higher adjusted EBITDA, partly offset by a higher voluntary DB pension plan contribution made in 2018.

Free cash flow increased $149 million in 2018, compared to 2017, due mainly to higher cash flows from operating activities, excluding voluntary DB pension plan contributions, and acquisition and other costs paid, and lower capital expenditures.

4.2 Customer connections

TOTAL BCE CONNECTIONS

	2018	2017	% CHANGE
Wireless subscribers (1) (2)	9,610,482	9,166,787	4.8%
Postpaid (1) (2)	8,830,216	8,418,650	4.9%
Prepaid	780,266	748,137	4.3%
High-speed Internet subscribers (1) (3)	3,933,931	3,790,141	3.8%
TV (satellite and IPTV subscribers) (3)	2,853,081	2,832,300	0.7%
IPTV (3)	1,675,706	1,550,317	8.1%
Total growth services	16,397,494	15,789,228	3.9%
Wireline residential NAS lines (3)	2,990,188	3,231,308	(7.5%)
Total subscribers (4)	19,387,682	19,020,536	1.9%

(1)	At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers.
(2)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS.
(3)	At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, our IPTV by 14,599 and our residential NAS by 23,441, mainly as a result of a small acquisition made in Q1 2018.
(4)	As of January 1, 2018, business NAS was removed from our NAS subscriber base due to its declining relevance as a KPI given migrations from voice to IP result in NAS losses without a corresponding decline in revenues. Previously reported periods were retroactively adjusted.

BCE NET ACTIVATIONS

	2018	2017	% CHANGE
Wireless subscribers	479,811	333,084	44.1%
Postpaid	447,682	416,779	7.4%
Prepaid	32,129	(83,695)	138.4%
High-speed Internet subscribers	107,839	87,860	22.7%
TV (satellite and IPTV subscribers)	6,182	(20,716)	129.8%
IPTV	110,790	107,712	2.9%
Total growth services	593,832	400,228	48.4%
Wireline residential NAS lines	(264,561)	(242,094)	(9.3%)
Total subscribers	329,271	158,134	108.2%

BCE added 593,832 net new customer connections to its growth services in 2018, representing a 48.4% increase over 2017. This consisted of:

  447,682 postpaid wireless customers, and 32,129 prepaid wireless customers
  107,839 high-speed Internet customers
  110,790 IPTV customers and 104,608 satellite TV net customer losses

Residential NAS net losses were 264,561 in 2018, an increase of 9.3% over 2017.

Total BCE customer connections across all services increased by 1.9% in 2018 compared to last year, driven by increases in our growth services customer base, offset in part by the ongoing erosion in traditional residential NAS lines.

At the end of 2018, BCE customer connections totaled 19,387,682 and were comprised of the following:

  9,610,482 wireless subscribers, up 4.8% compared to 2017, including 8,830,216 postpaid subscribers, an increase of 4.9% over last year, and 780,266 prepaid subscribers, up 4.3% year over year
  3,933,931 high-speed Internet subscribers, 3.8% higher year over year
  2,853,081 total TV subscribers, up 0.7% compared to 2017, including 1,675,706 IPTV customers, up 8.1% year over year and 1,177,375 satellite subscribers, down 8.2% compared to last year
  2,990,188 residential NAS lines, a decline of 7.5% compared to 2017

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4.3 Operating revenues

	2018	2017	$ CHANGE	% CHANGE
Bell Wireless	8,422	7,926	496	6.3%
Bell Wireline	12,662	12,400	262	2.1%
Bell Media	3,121	3,104	17	0.5%
Inter-segment eliminations	(737)	(673)	(64)	(9.5%)
Total BCE operating revenues	23,468	22,757	711	3.1%

BCE

Total operating revenues at BCE increased by 3.1% in 2018, compared to 2017, reflecting growth across all three of our segments, including the favourable impact from the acquisition of MTS. Total operating revenues were comprised of service revenues of $20,441 million and product revenues of $3,027 million in 2018, which grew by 1.7% and 13.7%, respectively, year over year. Wireless operating revenues increased by 6.3% in 2018, driven by service revenue growth of 3.5% and product revenue growth of 15.3%. Wireline operating revenues increased by 2.1% due to service revenue growth of 1.5%, from higher data and other service revenue, offset in part by a decline in voice revenue, and also reflected product revenue growth of 10.2%. Bell Media operating revenues increased by 0.5% in 2018 due to both higher subscriber and advertising revenues.

4.4 Operating costs

	2018	2017	$ CHANGE	% CHANGE
Bell Wireless	(4,856)	(4,550)	(306)	(6.7%)
Bell Wireline	(7,386)	(7,210)	(176)	(2.4%)
Bell Media	(2,428)	(2,388)	(40)	(1.7%)
Inter-segment eliminations	737	673	64	9.5%
Total BCE operating costs	(13,933)	(13,475)	(458)	(3.4%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs increased by 3.4% in 2018, compared to 2017, resulting from higher costs in wireless of 6.7%, wireline of 2.4%, and Bell Media of 1.7%.

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4.5 Net earnings

In 2018, net earnings decreased by 2.5%, compared to 2017, mainly due to higher other expense which included impairment charges of $200 million mainly relating to our Bell Media segment, higher depreciation and amortization expense, and higher finance costs. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, lower income taxes and lower severance, acquisition and other costs.

4.6 Adjusted EBITDA

	2018	2017	$ CHANGE	% CHANGE
Bell Wireless	3,566	3,376	190	5.6%
Bell Wireline	5,276	5,190	86	1.7%
Bell Media	693	716	(23)	(3.2%)
Total BCE adjusted EBITDA	9,535	9,282	253	2.7%

BCE

BCE’s adjusted EBITDA increased by 2.7% in 2018, compared to 2017, driven by growth in our Bell Wireless segment of 5.6% and our Bell Wireline segment of 1.7%, offset in part by a decline in our Bell Media segment of 3.2%. The increase in adjusted EBITDA was due to revenue growth, partly offset by higher operating expenses, and includes the benefit from the acquisition of MTS. This resulted in an adjusted EBITDA margin of 40.6% in 2018, compared to 40.8% experienced last year, attributable to greater low-margin product sales in our total revenue base.

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4.7 Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year.

2018

Severance, acquisition and other costs included:

  Severance costs of $92 million for workforce reduction initiatives, which included a 4% reduction in management workforce across BCE
  Acquisition and other costs of $44 million, which included transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions

2017

Severance, acquisition and other costs included:

  Severance costs related to workforce reduction initiatives of $79 million
  Acquisition and other costs of $111 million, which included transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, severance and integration costs as well as a loss on transfer of spectrum licences to Xplornet related to the MTS acquisition

4.8 Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

  How much we invested in new property, plant and equipment and intangible assets in previous years
  How many assets we retired during the year
  Estimates of the useful lives of assets

DEPRECIATION

Depreciation in 2018 increased by $111 million, compared to 2017, mainly due to a higher asset base as we continued to invest in our broadband wireless networks as well as our IPTV service, and the acquisition of MTS.

AMORTIZATION

Amortization in 2018 increased by $59 million, compared to 2017, due mainly to a higher asset base and the acquisition of MTS.

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4	MD&A	Consolidated financial analysis

BCE Inc. 2018 Annual Report

4.9 Finance costs

INTEREST EXPENSE

Interest expense in 2018 increased by $45 million, compared to 2017, mainly as a result of higher average debt levels, including the acquisition of MTS, and higher average interest rates on notes payable under commercial paper programs and loans securitized by trade receivables.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2018, the discount rate was 3.6% compared to 4.0% on January 1, 2017.

In 2018, interest expense decreased by $3 million, compared to last year, due to a lower discount rate, partly offset by a higher post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (loss) (OCI).

4.10 Other expense

Other expense includes income and expense items, such as:

  Impairment of assets
  Net mark-to-market gains or losses on derivatives used to economically hedge equity settled share-based compensation plans
  Equity income or losses from investments in associates and joint ventures
  Net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
  Early debt redemption costs
  Gains or losses on disposal and retirement of software, plant and equipment

2018

Other expense of $348  million included impairment charges of $200 million mainly related to our French TV channels and a brand within our Bell Media segment, and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans of $80 million. Other expense also included losses from our equity investments of $35 million and losses on investments of $34 million, which included BCE’s obligations to repurchase at fair value the minority interest in one of BCE’s joint ventures and the minority interest in one of our subsidiaries, respectively.

2017

Other expense of $102 million included impairment charges of $82 million related to our music TV channels and two small market radio station cash-generating units (CGUs) within our Bell Media segment, losses on retirements and disposals of property, plant and equipment and intangible assets of $47 million, losses from our equity investments of $31 million which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, early debt redemption costs of $20 million, partly offset by net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans of $76 million.

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4	MD&A	Consolidated financial analysis

BCE Inc. 2018 Annual Report

4.11 Income taxes

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 27.0% and 27.1% for 2018 and 2017, respectively.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Net earnings	2,973	3,050
Add back income taxes	995	1,069
Earnings before income taxes	3,968	4,119
Applicable statutory tax rate	27.0%	27.1%
Income taxes computed at applicable statutory rates	(1,071)	(1,116)
Non-taxable portion of losses on investments	(9)	(1)
Uncertain tax positions	68	16
Effect of change in provincial corporate tax rate	–	(3)
Change in estimate relating to prior periods	20	51
Non-taxable portion of equity losses	(10)	(10)
Other	7	(6)
Total income taxes	(995)	(1,069)
Average effective tax rate	25.1%	25.9%

Income taxes in 2018 decreased by $74 million compared to 2017 due mainly to lower taxable income and a higher value of uncertain tax positions favourably resolved in 2018 compared to 2017.

4.12 Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in 2018 decreased by $81 million, or $0.10 per common share, compared to 2017, due to higher other expense which included impairment charges of $200 million mainly relating to our Bell Media segment, higher depreciation and amortization expense, and higher finance costs. This was partly offset by higher adjusted EBITDA, as growing revenues more than offset an increase in operating costs, lower income taxes and lower severance, acquisition and other costs.

Excluding the impact of severance, acquisition and other costs, net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans, net losses on investments, early debt redemption costs and impairment charges, adjusted net earnings in 2018 was $3,151 million, or $3.51 per common share, compared to $3,058 million, or $3.42 per common share, in 2017.

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BCE Inc. 2018 Annual Report

4.13 Capital expenditures

BCE capital expenditures of $3,971 million in 2018 declined $63 million, or 1.6%, compared to last year due to lower spending at Bell Wireless and Bell Media, partly offset by greater spending at Bell Wireline. Capital expenditures as a percentage of revenue also declined to 16.9% in 2018 compared to 17.7% in 2017. We continued to focus our strategic investments on the expansion of our FTTP footprint to more homes and businesses, the ongoing deployment of our LTE-A mobile network, spectrum carrier aggregation, the deployment of wireless small-cells to optimize mobile coverage, signal quality and data backhaul, along with the expansion of network capacity to support the growth in subscribers and data consumption and the initial rollout of fixed wireless broadband to rural locations in Ontario and Québec. Our capital expenditures also reflected the acquisition and integration of MTS.

4.14 Cash flows

In 2018, BCE’s cash flows from operating activities increased $26 million, compared to 2017, due mainly to higher adjusted EBITDA, partly offset by a higher voluntary DB pension plan contribution made in 2018.

Free cash flow increased $149 million in 2018, compared to 2017, due mainly to higher cash flows from operating activities, excluding voluntary DB pension plan contributions, and acquisition and other costs paid, and lower capital expenditures.

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5	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2018 Annual Report

5 Business segment analysis
5.1 Bell Wireless

A consistent focus on operating profitability and cash flow, together with disciplined postpaid subscriber growth and customer retention spending, drove strong overall financial performance in 2018.

FINANCIAL PERFORMANCE ANALYSIS

2018 PERFORMANCE HIGHLIGHTS

(1)	At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers.
(2)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS.
(3)	Our Q1 2018 blended ARPU and blended ABPU were adjusted to exclude the unfavourable retroactive impact of the recent CRTC decision on wholesale wireless domestic roaming rates of $14 million.

BELL WIRELESS RESULTS

REVENUES

	2018	2017	$ CHANGE	% CHANGE
External service revenues	6,258	6,048	210	3.5%
Inter-segment service revenues	48	42	6	14.3%
Total operating service revenues	6,306	6,090	216	3.5%
External product revenues	2,114	1,833	281	15.3%
Inter-segment product revenues	2	3	(1)	(33.3%)
Total operating product revenues	2,116	1,836	280	15.3%
Total Bell Wireless revenues	8,422	7,926	496	6.3%

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5	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2018 Annual Report

Bell Wireless operating revenues increased by 6.3% in 2018, compared to 2017, due to both higher service and product revenues.
  Service revenues increased by 3.5% in 2018, compared to last year, due to:
    The continued growth in our postpaid subscriber base
    The contribution from the acquisition of MTS

These factors were partially offset by:

  Lower blended ARPU
  The unfavourable retroactive impact of the CRTC decision on wholesale wireless domestic roaming rates of $14 million
  Product revenues grew by 15.3% in 2018, compared to the prior year, due to increased sales of premium handsets with higher retail prices along with greater gross activations and upgrade volumes.

OPERATING COSTS AND ADJUSTED EBITDA

	2018	2017	$ CHANGE	% CHANGE
Operating costs	(4,856)	(4,550)	(306)	(6.7%)
Adjusted EBITDA	3,566	3,376	190	5.6%
Total adjusted EBITDA margin	42.3%	42.6%		(0.3	) pts

Bell Wireless operating costs increased by 6.7% in 2018, compared to 2017, as a result of:

  Increased product cost of goods sold driven by higher sales volumes and increased handset costs
  Higher network operating costs driven by the expansion of network capacity to support subscriber growth and increased data consumption
  Greater labour costs to support key initiatives and growth of the business
  Higher cost related to the acquisition of MTS

Bell Wireless adjusted EBITDA increased by 5.6% in 2018, compared to the last year, due to the flow-through of revenue growth, partly offset by higher operating expenses. Adjusted EBITDA margin, based on wireless operating revenues, declined by 0.3 pts to 42.3% in 2018, compared to 42.6% in 2017, driven by a greater proportion of low-margin product sales in our total revenue base.

BELL WIRELESS OPERATING METRICS

	2018	2017	CHANGE	% CHANGE
Blended ARPU ($/month) (1)	55.22	55.88	(0.66)	(1.2%)
Blended ABPU ($/month) (1)	67.76	67.77	(0.01)	–
Gross activations	1,954,792	1,780,478	174,314	9.8%
Postpaid	1,615,764	1,532,425	83,339	5.4%
Prepaid	339,028	248,053	90,975	36.7%
Net activations	479,811	333,084	146,727	44.1%
Postpaid	447,682	416,779	30,903	7.4%
Prepaid	32,129	(83,695)	115,824	138.4%
Blended churn % (average per month)	1.32%	1.36%		0.04	pts
Postpaid	1.16%	1.19%		0.03	pts
Prepaid	3.17%	3.17%		–
Subscribers (2) (3)	9,610,482	9,166,787	443,695	4.8%
Postpaid (2) (3)	8,830,216	8,418,650	411,566	4.9%
Prepaid	780,266	748,137	32,129	4.3%

(1)	Our Q1 2018 blended ARPU and blended ABPU were adjusted to exclude the unfavourable retroactive impact of the recent CRTC decision on wholesale wireless domestic roaming rates of $14 million.
(2)	At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers.
(3)	At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS.

Blended ARPU of $55.22 decreased by 1.2% in 2018, compared to the last year, driven by:

  Decreased voice and data overages due to increased customer adoption of plans with greater usage thresholds
  Lower ARPU generated from the contract with Shared Services Canada (SSC)
  Dilutive impact from the continued ramp-up in prepaid customers from Lucky Mobile, our low-cost prepaid mobile service launched in December 2017
  Greater allocation of revenues to product revenues due to a larger proportion of premium smartphones in our sales mix combined with higher retail handset prices

These factors were partly offset by:

  Greater proportion of customers choosing higher-value monthly plans with greater data allotments
  Flow-through of 2017 and 2018 pricing changes

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BCE Inc. 2018 Annual Report

Blended ABPU approximates the average amount billed to customers on a monthly basis and is the same as blended ARPU prior to the adoption of IFRS 15. Blended ABPU of $67.76 remained stable in 2018, compared to the prior year, and was similarly impacted by the items affecting ARPU. However, since ABPU is based on average billing, it is not impacted by the greater allocation to product revenues.

Total gross wireless activations increased by 9.8% in 2018, compared to 2017, due to both higher postpaid and prepaid gross activations.

  Postpaid gross activations increased by 5.4% in 2018, compared to the prior year, driven by the continued on-boarding of customers from the contract with SSC, as well as reflecting our mobile network speed and technology leadership and effective sales execution across our retail channels
  Prepaid gross activations increased by 36.7% in 2018, compared to the last year, driven by the ramp-up of Lucky Mobile

Blended wireless churn of 1.32% improved by 0.04 pts in 2018, compared to 2017, primarily reflecting an improvement in postpaid churn.

  Postpaid churn of 1.16% improved by 0.03 pts in 2018, compared to 2017, due to the favourable impact of our ongoing investments in network speeds, customer retention and improved client experience
  Prepaid churn of 3.17% remained stable year over year

Postpaid net activations increased by 7.4% in 2018, compared to the last year, driven by an increase in gross activations, offset in part by higher customer deactivations.

Prepaid net activations increased by 115,824 or 138.4% in 2018, compared to 2017, driven by higher gross activations and lower customer deactivations.

Wireless subscribers at December 31, 2018 totaled 9,610,482, an increase of 4.8% from 9,166,787 subscribers reported at the end of 2017. At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers. Additionally, at the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers as a result of the divestiture to Xplornet related to the acquisition of MTS. The proportion of Bell Wireless customers subscribing to our postpaid service remained stable year over year at 92%.

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The wireless market is the largest sector of the Canadian telecommunications industry, representing over 50% of total revenues, and is currently growing at a mid-single digit rate annually.

The Canadian wireless industry has experienced strong subscriber growth in recent years, supported by immigration and population growth; the trend toward multiple devices, including tablets; the expanding functionality of data and related applications; and mobile adoption by both younger and older generations. The wireless penetration rate increased to approximately 89% in Canada at the end of 2018, with further increases in penetration expected to continue in 2019. By comparison, the wireless penetration rate in the U.S. is well over 100%, and even higher in Europe and Asia.

In 2018, the wireless market was characterized by heightened retention and acquisition activity and the associated high costs of device subsidies on two-year contracts, a heightened level of competitive intensity, and the continued adoption of higher-value, data-centric smartphones. While higher handset costs, increased subsidies and the frequency of customer device upgrades put pressure on industry margins, adoption of the latest smartphones generally has a positive impact on ABPU and churn rates.

The market continues to be highly competitive among three well-established national competitors as well as a number of regional competitors. Rogers Communications Inc. (Rogers) holds the largest share by virtue of its legacy global system for mobile communications (GSM) network. However, Bell has had significant success winning subscribers over the past decade, supported by the launch of our HSPA+, 4G LTE and LTE-A networks, industry-leading mobile network speeds, expanded retail distribution, the purchase of Virgin Mobile, a strong brand and improved customer service.

Shaw Communications Inc.’s (Shaw) Freedom Mobile has focused on the build-out of an urban LTE network in major cities in Alberta, British Columbia and Ontario. Shaw’s re-farming of advanced wireless services-1 (AWS-1) spectrum and deployment of 2,500 MHz spectrum was completed in 2018, making older smartphone versions (iPhones and Galaxy) compatible with Freedom’s LTE network. Québecor Media’s Vidéotron Ltée (Vidéotron) continues to operate as a regional facilities-based wireless service provider in Québec, and Eastlink in Atlantic Canada. These cable TV-based wireless providers, in addition to the provincial carrier in Saskatchewan, represent the fourth carrier in their respective markets.

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Competitors

  Large facilities-based national wireless service providers Rogers and the Telus Corporation group of companies (Telus)
  Smaller facilities-based wireless service provider Freedom Mobile, which currently provides service in Toronto, Calgary, Vancouver, Edmonton and Ottawa, as well as in several communities in southwestern Ontario
  Regional facilities-based wireless service providers Vidéotron, which provides service in Montréal and other parts of Québec; Saskatchewan Telecommunications Holding Corporation (SaskTel), which provides service in Saskatchewan; Eastlink, which provides service in Nova Scotia and Prince Edward Island; and Xplornet, which launched service in Manitoba in November 2018
  Mobile virtual network operators (MVNOs), who resell competitors’ wireless networks, such as PC Mobile

INDUSTRY TRENDS

ACCELERATING DATA CONSUMPTION

Wireless data growth continues to be driven by the ongoing adoption of higher-value smartphones and tablets, and associated data plans. The demand for wireless data services is expected to continue to grow, due to ongoing investment in faster network technologies, such as LTE, LTE-A and 5G, that provide a richer user experience and lower network latency, a larger appetite for mobile connectivity, social networking and other applications, as well as increasing adoption of shared plans with multiple devices by families. Greater customer adoption of data services, including mobile TV, data roaming for travel, mobile commerce, mobile banking, and other IoT applications in the areas of retail and transportation (connected car, asset tracking, and remote monitoring) should also contribute to growth. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to cameras, becomes ubiquitous.

SIGNIFICANT INVESTMENTS IN WIRELESS NETWORKS

Fast growth in mobile data traffic is increasingly putting a strain on wireless carriers’ networks and their ability to manage and service this traffic. Industry Canada’s 700 MHz, advanced wireless services-3 (AWS-3), and 2500 MHz spectrum auctions that concluded in 2014 and 2015 provided wireless carriers with prime spectrum to roll out faster next-generation wireless networks and build greater capacity. Carrier aggregation is a technology currently being employed by Canadian wireless carriers that allows for multiple channels of spectrum to be used together, thereby significantly increasing network capacity and data transfer rates. Investments in fibre backhaul to cell sites and the deployment of small-cell technology further increase the efficient utilization of carriers’ spectrum holdings.

CUSTOMERS BRINGING THEIR OWN DEVICES

With the CRTC’s Wireless Code limiting wireless contract terms to two years from three years, the number of customers on expired contracts has increased. Subscribers are increasingly bringing their own devices or keeping their existing devices for longer periods of time and therefore may not enter into new contracts for wireless services. This may negatively impact carriers’ subscriber churn, but may also create gross addition opportunities as a result of increased churn from other carriers. Additionally, this trend may negatively impact the monthly service fees charged to subscribers; however, the service revenue generated by these customers helps improve margins due to lower spending on device subsidies.

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BUSINESS OUTLOOK AND ASSUMPTIONS

2019 OUTLOOK

We expect revenue growth to be driven primarily by postpaid and prepaid subscriber base expansion. We expect ABPU to continue to be impacted negatively by reductions in data and voice overage revenue resulting from larger data allotments and talk minutes in monthly rate plans, as well as the onboarding of customer activations from the federal SSC contract and Lucky Mobile prepaid customer growth. We will seek to achieve higher revenues from the flow-through of pricing changes, data growth through increased customer usage of our 4G LTE and LTE-A networks, higher demand for services such as social media, music and streaming of content, as well as nascent services including mobile commerce and other IoT applications. Our intention is to introduce new services to the market in a way that balances innovation with profitability.

We also remain focused on sustaining our market share of incumbent postpaid net additions in a disciplined and cost-conscious manner, while also growing our share of new industry prepaid net additions.

We plan to deliver adjusted EBITDA growth in 2019 from flow through of higher revenue, which should be partly offset by increased operating costs reflecting higher handset costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses.

ASSUMPTIONS

  Maintain our market share of incumbent wireless postpaid net additions
  Higher prepaid customer net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades
  Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and more customer migrations from Bell Mobility’s SSC contract
  Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued 5G preparations with network technology trials, as well as the deployment of small cells and equipping all new sites with fibre
  Ability to monetize increasing data usage and customer subscriptions to new data services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

KEY GROWTH DRIVERS
  Increasing Canadian wireless industry penetration
  Greater number of customers on our 4G LTE and LTE-A networks
  Increasing customer adoption of smartphones, tablets and other 4G LTE and LTE-A devices to increase mobile data usage
  Customer usage of new data applications and services

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireless segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers

POTENTIAL IMPACT

  Pressure on our adjusted EBITDA, ABPU, churn and cost of acquisition and retention would likely result if competitors continue to aggressively increase discounts for handsets and price plans, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as new data plans or unlimited data plans, instalment plans for smartphones or multi-product bundles, to attract new customers
REGULATORY ENVIRONMENT

RISK

  Greater regulation of wireless services, pricing and infrastructure (e.g. additional mandated access to wireless networks and limitations placed on future spectrum bidding)

POTENTIAL IMPACT

  Greater regulation could limit our flexibility, influence the market structure, improve the business positions of our competitors and negatively impact the financial performance of our wireless business
MARKET MATURITY AND INCREASED DEVICE COSTS

RISK

  Slower subscriber growth due to high Canadian smartphone penetration and increased device costs

POTENTIAL IMPACT

  A maturing wireless market and higher device costs could challenge subscriber growth and cost of acquisition and retention, putting pressure on the financial performance of our wireless business

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5	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2018 Annual Report

5.2 Bell Wireline

Bell Wireline achieved stronger organic revenue and adjusted EBITDA growth in 2018, reflecting robust Internet and IPTV subscriber base expansion, higher household ARPU, improved business markets results and operating cost savings that maintained a North American industry-leading margin of 41.7%.

FINANCIAL PERFORMANCE ANALYSIS

2018 PERFORMANCE HIGHLIGHTS

(1)	At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, our IPTV by 14,599 and our residential NAS by 23,441, mainly as a result of a small acquisition made in Q1 2018.
(2)	At the beginning of Q1 2018, we adjusted our high-speed Internet subscriber base to add 16,116 subscribers with a corresponding decrease to our postpaid wireless subscribers to reflect the transfer of fixed wireless Internet subscribers.

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5	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2018 Annual Report

BELL WIRELINE RESULTS

REVENUES

	2018	2017	$ CHANGE	% CHANGE
Data	7,466	7,192	274	3.8%
Voice	3,793	3,968	(175)	(4.4%)
Other services	247	211	36	17.1%
Total external service revenues	11,506	11,371	135	1.2%
Inter-segment service revenues	241	199	42	21.1%
Total operating service revenues	11,747	11,570	177	1.5%
Data	466	410	56	13.7%
Equipment and other	447	419	28	6.7%
Total external product revenues	913	829	84	10.1%
Inter-segment product revenues	2	1	1	100.0%
Total operating product revenues	915	830	85	10.2%
Total Bell Wireline revenues	12,662	12,400	262	2.1%

Bell Wireline operating revenues grew by 2.1% in 2018, compared to last year, driven by increases in data services, other services, and product revenues, partly offset by the ongoing decline in voice revenues.

Bell Wireline operating service revenues increased by 1.5% in 2018, compared to 2017.

  Data revenues increased by 3.8% in 2018, compared to 2017, due to:
    The flow-through of 2017 and 2018 pricing changes
    Internet and IPTV subscriber growth
    The contribution from the acquisition of MTS
    Increased IP connectivity and business solutions services sales to enterprise customers, including the contribution from the acquisition of Axia in late August 2018

These factors were partially offset by:

  Greater acquisition, retention and bundle discounts on residential services due to aggressive offers from cable competitors
  The continued decline in our satellite TV subscriber base
  Ongoing legacy data erosion due in part to migrations to IP-based services
  Competitive pricing pressures within our business markets
  • Voice revenues declined by 4.4% in 2018, compared to 2017, driven by:
    Continued NAS line erosion from technological substitution to wireless and Internet-based services
    Large business customer conversions to IP-based data services
    Competitive pricing pressures
    Long distance rate pressure in our residential market from customer adoption of premium rate plans
    Reduced usage of traditional long distance services by residential and business customers

These factors were partially offset by:

  The contribution from the acquisition of MTS
  The flow-through of 2017 and 2018 pricing changes
  Higher sales of international long distance minutes in our wholesale market
  Other services revenues increased by 17.1% in 2018, primarily due to the contribution from the acquisition of AlarmForce.

Bell Wireline operating product revenues grew by 10.2% in 2018, compared to prior year, resulting from increased demand for equipment by large business customers, higher sales of consumer electronics at The Source and the contribution from the acquisition of MTS.

OPERATING COSTS AND ADJUSTED EBITDA

	2018	2017	$ CHANGE	% CHANGE
Operating costs	(7,386)	(7,210)	(176)	(2.4%)
Adjusted EBITDA	5,276	5,190	86	1.7%
Adjusted EBITDA margin	41.7%	41.9%		(0.2	) pts

Bell Wireline operating costs increased by 2.4% in 2018, compared to 2017, attributable to:

  Acquisitions, including MTS
  Greater cost of goods sold attributable to increased product sales
  Increased business solutions services costs associated with the revenue growth
  Higher pension expense due to a gain in Q1 2017 on post-employment benefit expense related to an alignment of certain Bell Aliant DB pension plans with those of Bell Canada
  Increased fleet and real estate costs due in part to rate increases

These factors were partially offset by:

  Lower labour costs resulting from workforce reductions, fewer call volumes to our customer service centres and vendor contract savings

Bell Wireline adjusted EBITDA increased by 1.7% in 2018, compared to 2017, as a result of the flow-through of the revenue growth, offset in part by higher operating expenses. Adjusted EBITDA margin decreased to 41.7% in 2018, compared to the 41.9% achieved last year, due mainly to more low-margin product sales in the total revenue base.

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BCE Inc. 2018 Annual Report

BELL WIRELINE OPERATING METRICS

DATA

High-speed Internet

	2018	2017	CHANGE	% CHANGE
High-speed Internet net activations	107,839	87,860	19,979	22.7%
High-speed Internet subscribers (1) (2)	3,933,931	3,790,141	143,790	3.8%

(1)	At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, mainly as a result of a small acquisition made in Q1 2018.
(2)	At the beginning of Q1 2018, we adjusted our high-speed Internet subscriber base to add 16,116 subscribers with a corresponding decrease to our postpaid wireless subscribers to reflect the transfer of fixed wireless Internet subscribers.

High-speed Internet subscriber net activations increased by 22.7% in 2018, compared to 2017, driven by increased retail activations in our expanded FTTP footprint, richer retail offers, greater IPTV pull-through and higher activations in our business markets. This was partly offset by higher deactivations resulting from aggressive offers from cable competitors in both our retail and wholesale markets, combined with a larger number of residential customers coming off promotional offers.

High-speed Internet subscribers at December 31, 2018 totaled 3,933,931, up 3.8% from the end of last year. At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, mainly as a result of a small acquisition. We further adjusted our subscriber base in Q1 2018 to add 16,116 subscribers with a corresponding decrease to our postpaid wireless subscribers to reflect the transfer of fixed wireless Internet subscribers.

TV

	2018	2017	CHANGE	% CHANGE
Net subscriber activations (losses)	6,182	(20,716)	26,898	129.8%
IPTV	110,790	107,712	3,078	2.9%
Total subscribers (1)	2,853,081	2,832,300	20,781	0.7%
IPTV (1)	1,675,706	1,550,317	125,389	8.1%

(1)	At the beginning of Q1 2018, our IPTV subscriber base was increased by 14,599 as a result of a small acquisition made in Q1 2018.

IPTV net subscriber activations increased by 2.9% in 2018, compared to last year, driven by ongoing growth in activations from our application-based live TV service Alt TV, combined with greater activations in our expanded FTTP footprint. This was moderated by increased deactivations due to aggressive residential offers for service bundles from cable competitors, a higher number of retail customers coming off promotional offers, increased substitution of traditional TV services with OTT services, the impact of maturing Fibe TV markets, along with fewer customer migrations from satellite TV.

Satellite TV net customer losses improved by 18.5% in 2018, compared to 2017, driven by lower retail deactivations and reduced migrations to IPTV, attributable to a more mature subscriber base geographically better-suited for satellite TV service, combined with a reduced number of retail customers coming off promotional offers and fewer promotional offers from cable competitors in rural markets.

Total TV net subscriber activations (IPTV and satellite TV combined) increased by 26,898 in 2018, compared to 2017, due to lower satellite TV net losses and higher IPTV net activations.

IPTV subscribers at December 31, 2018 totaled 1,675,706, up 8.1% from 1,550,317 subscribers reported at the end of 2017. At the beginning of Q1 2018, our IPTV subscriber base was increased by 14,599, as a result of a small acquisition.

Satellite TV subscribers at December 31, 2018 totaled 1,177,375, down 8.2% from 1,281,982 subscribers at the end of last year.

Total TV subscribers (IPTV and satellite TV combined) at December 31, 2018 were 2,853,081, representing a 0.7% increase since the end of 2017. At the beginning of Q1 2018, our total TV subscriber base was increased by 14,599, as a result of a small acquisition.

VOICE

	2018	2017	CHANGE	% CHANGE
Residential NAS lines (1)	2,990,188	3,231,308	(241,120)	(7.5%)
Residential NAS net losses	(264,561)	(242,094)	(22,467)	(9.3%)

(1)	At the beginning of Q1 2018, our residential NAS subscriber base was increased by 23,441 as a result of a small acquisition made in Q1 2018.

Residential NAS net losses increased by 9.3% in 2018, compared to last year, driven by lower activations attributable to ongoing wireless and Internet-based technology substitution, lower acquisition of three-product households, reduced pull-through from our IPTV service bundle offers, as well as aggressive competitive offers from cable TV providers.

Residential NAS subscribers at December 31, 2018 totaled 2,990,188, representing a 7.5% decrease compared to the 3,231,308 subscribers reported at the end of 2017. This represents a significant decline over the 0.6% subscriber base erosion experienced in 2017, which benefited from the subscribers acquired from MTS. At the beginning of Q1 2018, our residential NAS subscriber base was increased by 23,441, as a result of a small acquisition.

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5	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2018 Annual Report

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Sustained competition from cable companies also continues to erode traditional telephone providers’ market share of residential local telephony. Canada’s four largest cable companies had approximately 3.8 million telephony subscribers at the end of 2018, representing a national residential market share of approximately 45%. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

Although the residential Internet market is maturing, with over 86% penetration across Canada, subscriber growth is expected to continue over the next several years. At the end of 2018, the four largest cable companies had more than 7 million Internet subscribers, representing 54% of the total Internet market based on publicly reported data (1), while incumbent local exchange carriers (ILECs) held the remaining 46% or 6 million subscribers. Bell continues to make market share gains due to the expansion of our fibre optic network and the pull-through of subscribers from our IP-based Fibe TV and Alt TV services.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry. Popular online video services are providing Canadians with more choice about where, when and how to access their video content. In 2018, ILECs offering IPTV service grew their subscriber bases by 8% to reach 2.9 million customers, driven by expanded network coverage, enhanced service offerings, and marketing and promotions focused on IPTV. This growth came at the expense of cable TV and satellite TV subscriber losses. At the end of the year, Canada’s four largest cable companies had approximately 5.5 million TV subscribers, or a 53% market share, compared to 55% at the end of 2017.

In 2018, our primary cable TV competitor in Ontario, Rogers, launched Ignite TV, based on Comcast’s XFINITY X1 video platform. Vidéotron, our primary cable TV competitor in Québec, has announced its intention to adopt the Comcast X1 platform in 2019.

Competitors
  Cable TV providers offering cable TV, Internet and cable telephony services, including:
    Rogers in Ontario, New Brunswick, Newfoundland and Labrador
    Vidéotron in Québec
    Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec
    Shaw in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario
    Shaw Direct, providing satellite TV service nationwide
    Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service
  Telus provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec
  Telus and Allstream Inc. provide wholesale products and business services across Canada
  Various others (such as TekSavvy Solutions, Distributel, VMedia, and Vonage Canada (a division of Vonage Holdings Corp.) (Vonage) offer resale or VoIP-based local, long distance and Internet services
  OTT voice and video services such as Skype, Netflix, Amazon Prime Video and YouTube
  Digital media streaming devices such as Apple TV, Roku and Google Chromecast
  Other Canadian ILECs and cable TV operators
  Substitution to wireless services, including those offered by Bell
  Customized managed outsourcing solutions competitors, such as systems integrators CGI, EDS (a division of HP Enterprise Services) and IBM
  Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers
  Competitors for home security range from local to national companies, such as ADT, Chubb Security, Stanley Security, Fluent and MONI Smart Security

(1)	Internet services provided by resellers are included as wholesale Internet subscribers for cable companies and ILECs.

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5	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2018 Annual Report

INDUSTRY TRENDS

INVESTMENT IN BROADBAND FIBRE DEPLOYMENT

The Canadian ILECs continue to make substantial investments in deploying broadband fibre within their territories, with a focus on direct FTTP access to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable TV companies continue to evolve their cable networks with the gradual rollout of the DOCSIS 3.1 platform. Although this platform increases speeds in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term. FTTP delivers broadband speeds of up to 1.5 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds. Going forward, ILECs are expected to maintain high levels of capital spending for the ongoing expansion of their broadband fibre networks, with an increasing emphasis on upgrading current FTTN networks to FTTP.

ALTERNATIVE TV AND OTT SERVICES

The growing popularity of watching TV and on-demand content anywhere, particularly on handheld devices, is expected to continue as customers adopt services that enable them to view content on multiple screens. Streaming media providers, such as Netflix and Amazon Prime Video, continue to enhance OTT streaming services in order to compete for share of viewership in response to evolving viewing habits and consumer demand. TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers with flexible options to choose the content they want and drive greater usage of Bell’s high-speed Internet and wireless networks. We continue to enhance our Fibe TV service with additional content and capabilities, including the ability to watch recorded content on the go and access Netflix and YouTube on STBs. We also launched Alt TV in 2017, Canada’s first widely available app-based live TV service, to address the growing cord-cutting and cord-shaving markets, providing users with the ability to consume live and on-demand content on laptops, smartphones, tablets and Apple TV without the need for a traditional TV STB.

TECHNOLOGY SUBSTITUTION

Technology substitution, enabled by the broad deployment of higher speed Internet; the pervasive use of e-mail, messaging and social media as alternatives to voice services; and the growth of wireless and VoIP services, continues to drive legacy voice revenue declines for telecommunications companies. Wireless-only households were estimated to represent approximately 46% of households in Ontario, Québec and Atlantic Canada at the end of 2018, compared to approximately 43% at the end of 2017, while the disconnection of and reduction in spending for traditional TV (cord-cutting and cord-shaving) continues to rise. Although Bell is a key provider of these substitution services, the decline in this legacy business continues as anticipated.

ADOPTION OF IP-BASED SERVICES

The convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments for business customers. Telecommunications companies are providing professional and managed services, as well as other IT services and support, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud services and data hosting, that can have a greater business impact than traditional telecommunications services.

BUSINESS OUTLOOK AND ASSUMPTIONS

2019 OUTLOOK

We expect to generate positive revenue and adjusted EBITDA growth in 2019. This is predicated on a continued strong broadband Internet and TV subscriber growth trajectory supported by a broadening direct FTTP service footprint; the deployment of full broadband Internet service into rural locations with fixed wireless WTTP technology, scaling of Alt TV and new innovative TV features enabled by the new MediaFirst IPTV platform; annual residential price increases; improving year-over-year business markets performance; as well as cost reductions to counter competitive repricing pressures and the ongoing decline in voice revenues.

TV subscriber growth within our wireline footprint is expected to be driven by increasing Fibe TV penetration of existing IPTV-enabled neighbourhoods and ongoing enhancements enabled by the MediaFirst platform. We also intend to seek greater penetration within the multiple-dwelling units (MDU) market and to combat the competitive impact of OTT video streaming services and a growing cord-cutter market with our Alt TV service. Although satellite TV net customer losses are expected to continue in 2019, as a result of aggressive residential promotional offers from cable competitors, they are expected to moderate, due to fewer residential deactivations and customer migrations to IPTV reflecting a more mature subscriber base geographically better-suited for satellite TV service.

Internet subscriber base growth in 2019 is expected to be driven by a growing direct fibre service footprint together with increased household penetration of FTTP; the rollout of higher-speed fixed wireless broadband Internet service in rural markets enabled by our WTTP deployment; the pull-through of IPTV customer activations, including from Bell’s app-based live TV streaming service Alt TV; and enhancing Bell’s leadership position in Smart Home automation with services such as Whole Home Wi-Fi and home security.

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5	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2018 Annual Report

In business wireline, although the economy is growing, customers continue to look for opportunities to lower costs. As a result, telecom spending by large enterprise customers is expected to be variable and improve at a modest pace. This, combined with ongoing customer migration to IP-based systems and demand for cheaper bandwidth alternatives with faster speeds, will likely continue to negatively impact overall business markets results in 2019. We intend on seeking to minimize the overall revenue decline from legacy services by leveraging our market position to develop unique services and value enhancements, which further improve client experience by providing more features with improved flexibility to support client needs on demand. We intend to use marketing initiatives to slow NAS erosion, while investing in direct fibre expansion and new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, security services and IoT. We will continue to deliver network-centric managed and professional services solutions to large and mid-sized businesses that increase the value of connectivity services.

We also expect to experience sustained competitive intensity in our mass and mid-sized business markets as cable operators and other telecom competitors maintain their focus on these customer segments. We also intend to introduce service offerings that help drive innovative solutions and value for our mass and mid-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them. We will maintain a focus on overall profitability by seeking to increase revenue per customer and customer retention, as well as through improving our processes to achieve further operating efficiencies and productivity gains.

Operating cost reduction will continue to be a key focus for our Bell Wireline segment, helping to offset costs related to the growth and retention of IPTV, Internet, IP broadband and hosted IP voice subscribers, the ongoing erosion of high-margin wireline voice and other legacy revenues, as well as competitive repricing pressures in our residential, business and wholesale markets. This, combined with further operating efficiencies driven by an expanding FTTP footprint, changes in consumer behaviour with product and customer service innovation, and the realization of additional synergies from the next phases of integration of Bell MTS, is expected to support our objective of maintaining our adjusted EBITDA margin relatively stable year over year.

ASSUMPTIONS

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed WTTP rural buildout
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment
  Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, as well as the realization of additional synergies from the next phases of integration of MTS
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

KEY GROWTH DRIVERS
  Expansion of FTTP footprint
  Buildout of fixed wireless WTTP network in rural markets
  Increasing FTTP and WTTP penetration of households
  Higher market share of industry TV and Internet subscribers
  Increased business customer spending on connectivity services and managed and professional services solutions
  Expansion of our business customer relationships to drive higher revenue per customer
  Ongoing service innovation and product value enhancements

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5	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2018 Annual Report

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Wireline segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity coupled with new product launches (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) from incumbent operators, non-traditional players and wholesalers

POTENTIAL IMPACT

  An increase in the intensity level of competitive activity could result in higher churn, increased acquisition and retention expenses and increased use of promotional competitive offers to acquire and keep customers, all of which would put pressure on Bell Wireline’s adjusted EBITDA

REGULATORY ENVIRONMENT

RISK

  The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities

POTENTIAL IMPACT

  The mandating of rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed could improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas

CHANGING CUSTOMER BEHAVIOUR

RISK

  The traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends
  Changing customer habits further contribute to the erosion of NAS lines

POTENTIAL IMPACT

  Our market penetration and number of TV subscribers could decline as a result of BDU offerings, an increasing number of domestic and global unregulated OTT providers, as well as a significant volume of content piracy. The proliferation of IP-based products, including OTT content offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending
  The ongoing loss of NAS lines from technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services challenge our traditional voice revenues and compel us to develop other service offerings

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5	MD&A	Business segment analysis Bell Media

BCE Inc. 2018 Annual Report

5.3 Bell Media

Bell Media generated positive revenue growth in 2018, driven by stronger TV advertising performance, growth in direct-to-consumer video streaming services and higher OOH advertising revenue, as operating costs grew due to increased costs for sports broadcast rights and content investments that support TV and on-demand programming.

FINANCIAL PERFORMANCE ANALYSIS

2018 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

	2018	2017	$ CHANGE	% CHANGE
Total external revenues	2,677	2,676	1	–
Inter-segment revenues	444	428	16	3.7%
Total Bell Media revenues	3,121	3,104	17	0.5%

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5	MD&A	Business segment analysis Bell Media

BCE Inc. 2018 Annual Report

Bell Media operating revenues increased by 0.5% in 2018, compared to 2017, driven by both higher subscriber and advertising revenues compared to last year.
  Subscriber revenues grew in 2018, compared to last year, mainly due to:
    Continued growth in our TV Everywhere products
    Rate increases to certain BDUs
    The contribution from TSN and RDS Direct, our direct-to-consumer sports streaming services that were launched in June 2018

These factors were partially offset by fewer subscribers.

  Advertising revenues increased in 2018, compared to 2017, mainly driven by:
    Higher specialty TV advertising revenues led by the broadcast of the 2018 FIFA World Cup along with improved audience levels and rate increases
    Higher OOH advertising revenues from increased demand on digital faces
    Continued growth in our digital TV properties

These factors were partially offset by:

  Lower overall audience levels and the ongoing shift in customer spending to OTT and digital platforms, which unfavourably impacted conventional TV and radio
  The shift in advertising dollars in Q1 2018 to the main broadcaster of the PyeongChang 2018 Winter Olympics

OPERATING COSTS AND ADJUSTED EBITDA

	2018	2017	$ CHANGE	% CHANGE
Operating costs	(2,428)	(2,388)	(40)	(1.7%)
Adjusted EBITDA	693	716	(23)	(3.2%)
Adjusted EBITDA margin	22.2%	23.1%		(0.9	) pts

Bell Media operating costs increased by 1.7% in 2018, compared to last year, mainly due to continued escalation of programming and content costs for sports broadcast rights, including the 2018 FIFA World Cup rights and ongoing content expansion for our Crave products, as well as deal renewals for specialty TV programming.

Bell Media adjusted EBITDA declined by 3.2% in 2018, compared to 2017, as the higher operating expenses more than offset the growth in operating revenues.

BELL MEDIA OPERATING METRICS

  CTV maintained its #1 ranking as the most-watched network in Canada for the 17th year in a row, and continued to lead with 10 of the top 20 programs nationally in all key demographics
  Bell Media maintained its leadership position in the specialty and pay TV market, with its English specialty and pay TV properties reaching 84% of all Canadian English specialty and pay viewers and its French specialty and pay TV properties reaching 71% of French language TV viewers in an average week. Bell Media also ranked first with TSN, Canada’s most-watched specialty TV channel and RDS, the top French-language sports network.
  Bell Media continued to rank first in digital media among Canadian broadcast and video network competitors, and sixth among online properties in the country, with 20.6 million unique visitors per month, reaching 67% of the digital audience
  Bell Media remained Canada’s top radio broadcaster, reaching 16.6 million listeners who spent 71.7 million hours tuned in each week during 2018
  Astral is one of Canada’s leading OOH advertising companies, reaching 14 million consumers weekly, with an offering of five innovative product lines and owning more than 31,000 advertising faces at the end of 2018 strategically located in key urban cities across the country

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

Competition in the Canadian media industry has changed in recent years as traditional media assets are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the video, radio, OOH advertising and digital media markets:

  Video: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers
  Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations
  OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets
  Digital media: Consumers continue to shift their media consumption towards digital and online media, mobile devices and on-demand content, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to direct more of their spending to digital and online rather than traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

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5	MD&A	Business segment analysis Bell Media

BCE Inc. 2018 Annual Report

Competitors

TV

  Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus, Rogers, Québecor, Canadian Broadcasting Corporation (CBC)/Société Radio-Canada (SRC) and Groupe V
  U.S. conventional TV stations and specialty channels
  OTT streaming providers such as Netflix, Amazon Prime Video and DAZN
  Video-sharing websites such as YouTube

RADIO

  Large radio operators, such as Rogers, Corus, Cogeco and Stingray Group Inc. (Stingray) that also own and operate radio station clusters in various local markets
  Radio stations in specific local markets
  Satellite radio provider SiriusXM
  Music streaming services such as Spotify, Apple Music and Google Play Music
  Music downloading services such as Apple’s iTunes Store
  Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH ADVERTISING

  Large outdoor advertisers, such as Jim Pattison Broadcast Group, Outfront Media, Québecor, Dynamic and Clear Channel Outdoor
  Numerous smaller and local companies operating a limited number of display faces in a few local markets
  Other media such as TV, radio, print media and the Internet

INDUSTRY TRENDS

TECHNOLOGY AND CONSUMER HABITS TRANSFORMING THE WAY TV IS DELIVERED

Technology used in the media industry continues to evolve rapidly, which has led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behaviour as consumers seek more control over when, where and how they consume content. Consumers now have the ability to watch content from a variety of media services on the screen of their choice, including TVs, computers, and mobile devices. The number of Canadian users who are connected to the Internet through their TVs is growing as connection becomes easier and more affordable. Changes in technology and consumer behaviour have resulted in a number of challenges for content aggregators and distributors. Ubiquitous access to content enabled by connected devices introduces risk to traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators.

GROWTH OF ALTERNATIVES TO TRADITIONAL LINEAR TV

Consumers continue to have access to an array of online entertainment and information alternatives that did not previously exist. While traditional linear TV has historically been the only way to access entertainment programming, the increase in alternative entertainment options has led to a fragmentation in consumption habits. Traditional linear TV still remains the most common form of video consumption, but people are increasingly consuming content on their own terms from an assortment of services and in a variety of formats. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more video on mobile devices, and catching up on an expanded library of past programming on-demand. While the majority of households use pure OTT services, like Netflix and Amazon Prime Video, to complement linear TV consumption, an increasing number are leveraging these services as alternatives to a traditional linear package.

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5	MD&A	Business segment analysis Bell Media

BCE Inc. 2018 Annual Report

ESCALATING CONTENT COSTS

Premium video content has become increasingly important to media companies in attracting and retaining viewers and advertisers. This content, including live sports and special events, should continue to draw audiences and advertisers moving forward. Heightened competition for these rights from global competitors, including Netflix, Amazon, and DAZN, has already resulted in higher program rights costs, which is a trend that is expected to continue into the future.

MEDIA COMPANIES ARE EVOLVING TO REMAIN COMPETITIVE

In recognition of changing consumer behaviour, media companies are evolving their content and launching their own solutions with the objective of better competing with non-traditional offerings through direct-to-consumer services such as Bell Media’s Crave, TSN and RDS products, as well as authenticated TV Everywhere services featuring a series of apps including CTV, Discovery and Bravo. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscriber revenue. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. In the future, short-form video content is expected to represent an area of focus for media companies seeking to connect with a different segment of the market.

BUSINESS OUTLOOK AND ASSUMPTIONS

2019 OUTLOOK

Subscriber revenue performance is expected to reflect higher anticipated rates from BDU carriage renewals, further growth in Crave, and continued scaling of direct-to-consumer products. However, the effects of shifting media consumption towards competing OTT and digital platforms, further TV cord-shaving and cord-cutting, as well as the financial impact of higher content costs for video, will continue to weigh on adjusted EBITDA in 2019. While the advertising market is expected to continue to be impacted by audience declines in 2019, we anticipate that our pricing and strategic initiatives will offset some of this pressure.

We also intend to continue controlling costs by leveraging assets, achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

In our video properties, we intend to leverage the strength of our market position combined with enhanced audience targeting to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including: successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms; producing and commissioning high-quality Canadian content, including market-leading news; and further developing our data-enhanced planning, activation and measurement tools, which we introduced in 2018.

Our sports specialty video offerings are expected to continue to deliver premium content and exceptional viewing experiences to our TV and direct-to-consumer audiences. Our NFL and NHL offerings, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production. As part of our objective to drive revenue growth, we intend to capitalize on our competitive position in key specialty services to improve both channel strength and channel selection.

Through the recent launch of the new Crave, we will continue to leverage our investments in premium content (including HBO, SHOWTIME and STARZ) in order to attract Pay TV and direct-to-consumer subscribers.

In our French-language pay and specialty services, we will continue to optimize our programming with a view to increasing our appeal to audiences.

In radio, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Additionally, in conjunction with our local TV properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, and offer other synergistic efficiencies.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with premium opportunities in key Canadian markets. We will also continue to seek new opportunities in digital markets, including converting certain premium outdoor structures to digital.

ASSUMPTIONS

  Revenue performance expected to reflect further Crave subscriber growth, flow-through of BDU rate increases, and strategic pricing on advertising sales
  Operating cost growth driven by higher programming costs, mainly due to continued investment in Crave content
  Continued scaling of Crave and sports direct-to-consumer products
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

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5	MD&A	Business segment analysis Bell Media

BCE Inc. 2018 Annual Report

KEY GROWTH DRIVERS
  Leveraging data to better inform media planning, activation, and measurement
  Enhancing digital strategy, including scaling of direct-to-consumer products
  Successful renewal of BDU agreements
  Establishing unique partnerships and strategic content investments
  Converting premium OOH structures to digital

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION AND REGULATORY CONSTRAINTS

RISK

  The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, VOD, personal video platforms, pirated content and video services over mobile devices and the Internet, in combination with regulations that require all BDUs to make TV services available à la carte
  Acceleration among non-traditional global players developing more aggressive product and sales strategies in creating and distributing video

POTENTIAL IMPACT

  Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams
ADVERTISING AND SUBSCRIPTION REVENUE UNCERTAINTY

RISK

  Advertising is heavily dependent on economic conditions and viewership, as well as on our ability to grow alternative advertising media such as digital and OOH platforms, in the context of a changing and fragmented advertising market. Conventional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services
  Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

POTENTIAL IMPACT

  Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue
  If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue
RISING CONTENT COSTS AND ABILITY TO SECURE KEY CONTENT

RISK

  Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and the ability to secure key content to drive revenues and subscriber growth

POTENTIAL IMPACT

  Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA
  Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

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6	MD&A	Financial and capital management

BCE Inc. 2018 Annual Report

6 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1 Net debt

	DECEMBER 31, 2018	DECEMBER 31, 2017	$ CHANGE	% CHANGE
Debt due within one year	4,645	5,178	(533)	(10.3%)
Long-term debt	19,760	18,215	1,545	8.5%
Preferred shares (1)	2,002	2,002	–	–
Cash and cash equivalents	(425)	(625)	200	32.0%
Net debt	25,982	24,770	1,212	4.9%

(1)	50% of outstanding preferred shares of $4,004 million in 2018 and 2017 are classified as debt, consistent with the treatment by some credit rating agencies.

The increase of $1,012 million in total debt, comprised of debt due within one year and long-term debt, was due to:

  the issuance by Bell Canada of Series M-47 and M-48 MTN debentures with total principal amounts of $500 million and $1 billion, respectively the issuance of Series US-1 Notes with a total principal amount of US $1,150 million (C$1,493 million)
  a net increase of $242 million in our other debt and finance lease obligations

Partly offset by:

  the early redemption of Series M-25 MTN debentures in the principal amount of $1 billion the early redemption of Series M-28 MTN debentures in the principal amount of $400 million the early redemption of Series M-33 debentures in the principal amount of $300 million the early redemption of Series 9 notes in the principal amount of $200 million the early redemption of Series 8 notes in the principal amount of $200 million a decrease in our notes payable (net of issuances) of $123 million

The decrease in cash and cash equivalents of $200 million was due mainly to:

  $2,679 million of dividends paid on BCE common shares
  $395 million paid for business acquisitions mainly related to the acquisitions of AlarmForce and Axia
  $240 million paid for a voluntary DB pension plan contribution
  $222 million paid for the purchase on the open market of shares for the settlement of share-based payments
  $175 million paid for the repurchase of common shares through a NCIB
  $79 million acquisition and other costs paid
  $56 million paid for the acquisition of spectrum licences
  $51 million return of capital to non-controlling interest (NCI)

Partly offset by:

  $3,567 million of free cash flow
  $160 million of debt issuances (net of repayments)
  $68 million of disposition of intangibles and other assets for the sale of AlarmForce’s approximate 39,000 customer accounts to Telus
6.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2018	900,996,640
Shares issued for the acquisition of AlarmForce	22,531
Shares issued under employee stock option plan	266,941
Repurchase of common shares	(3,085,697)
Outstanding, December 31, 2018	898,200,415

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2018	10,490,249	55
Granted	3,888,693	56
Exercised (1)	(266,941)	42
Forfeited	(39,669)	58
Outstanding, December 31, 2018	14,072,332	56
Exercisable, December 31, 2018	4,399,588	52

(1)	The weighted average share price for options exercised in 2018 was $55.

At March 7, 2019, 898,497,707 common shares and 17,135,086 stock options were outstanding.

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6.3 Cash flows

	2018	2017	$ CHANGE	% CHANGE
Cash flows from operating activities	7,384	7,358	26	0.4%
Capital expenditures	(3,971)	(4,034)	63	1.6%
Cash dividends paid on preferred shares	(149)	(127)	(22)	(17.3%)
Cash dividends paid by subsidiaries to non-controlling interest	(16)	(34)	18	52.9%
Acquisition and other costs paid	79	155	(76)	(49.0%)
Voluntary DB pension plan contribution	240	100	140	n.m.
Free cash flow	3,567	3,418	149	4.4%
Business acquisitions	(395)	(1,649)	1,254	76.0%
Acquisition and other costs paid	(79)	(155)	76	49.0%
Voluntary DB pension plan contribution	(240)	(100)	(140)	n.m.
Acquisition of spectrum licences	(56)	–	(56)	n.m.
Disposition of intangibles and other assets	68	323	(255)	(78.9%)
Other investing activities	(32)	(77)	45	58.4%
Net issuance of debt instruments	160	691	(531)	(76.8%)
Issue of common shares	11	117	(106)	(90.6%)
Repurchase of common shares	(175)	–	(175)	n.m.
Purchase of shares for settlement of share-based payments	(222)	(224)	2	0.9%
Cash dividends paid on common shares	(2,679)	(2,512)	(167)	(6.6%)
Return of capital to non-controlling interest	(51)	–	(51)	n.m.
Other financing activities	(77)	(60)	(17)	(28.3%)
Net decrease in cash and cash equivalents	(200)	(228)	28	12.3%

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 2018, BCE’s cash flows from operating activities increased $26 million, compared to 2017, due mainly to higher adjusted EBITDA, partly offset by a higher voluntary DB pension plan contribution made in 2018.

Free cash flow increased $149 million in 2018, compared to 2017, due mainly to higher cash flows from operating activities, excluding voluntary DB pension plan contributions, and acquisition and other costs paid, and lower capital expenditures.

CAPITAL EXPENDITURES

	2018	2017	$ CHANGE	% CHANGE
Bell Wireless	656	731	75	10.3%
Capital intensity ratio	7.8%	9.2%		1.4	pts
Bell Wireline	3,201	3,174	(27)	(0.9%)
Capital intensity ratio	25.3%	25.6%		0.3	pts
Bell Media	114	129	15	11.6%
Capital intensity ratio	3.7%	4.2%		0.5	pts
BCE	3,971	4,034	63	1.6%
Capital intensity ratio	16.9%	17.7%		0.8	pts

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BCE capital expenditures of $3,971 million in 2018, declined by 1.6% or  $63  million compared to last year. Capital expenditures as a percentage of revenue (capital intensity ratio) also declined in 2018 to 16.9%, compared to 17.7% in 2017. The decrease in capital spending was driven by lower spending in Bell Wireless and Bell Media, partly offset by higher spending in our Bell Wireline segment. The year-over-year decrease reflected:
  Lower capital spending in our wireless segment of $75 million in 2018, due to a slower pace of spending compared to last year. Wireless capital investment continued to focus on the expansion of our LTE-A network, which reached 91% of the Canadian population at December 31, 2018, spectrum carrier aggregation, the deployment of wireless small-cells to optimize mobile coverage, signal quality and data backhaul, along with the expansion of network capacity to support the growth in subscribers and data consumption.
  Lower capital spending at Bell Media of $15 million in 2018, due to greater investments last year relating to the execution of OOH contract wins and upgrades to Bell Media broadcast studios and TV production equipment
  Higher capital investment in our wireline segment of $27 million in 2018, driven by the continued deployment of broadband fibre directly to more homes and businesses, the initial rollout of fixed wireless broadband Internet to rural locations in Ontario and Québec and the acquisition and integration of MTS

BUSINESS ACQUISITIONS

On August 31, 2018, BCE completed the acquisition of all of the issued and outstanding common shares of Axia for a total cash consideration of $155 million.

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares.

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media Ltd. for a total cash consideration of $161 million.

VOLUNTARY DB PENSION PLAN CONTRIBUTION

In 2018, we made a voluntary contribution of $240 million, compared to a voluntary contribution of $100 million in 2017, to fund our post-employment benefit obligation. The voluntary contributions were funded from cash on hand at the end of 2018 and 2017. This will reduce the amount of BCE’s future pension funding obligations and the use of letters of credit for funding deficits.

DISPOSITION OF INTANGIBLE AND OTHER ASSETS

During Q1 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus for total proceeds of approximately $68 million.

During Q2  2017, BCE completed the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to Telus for total proceeds of $323 million.

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by trade receivables and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2018, all of our debt was denominated in Canadian dollars with the exception of our commercial paper and Series US-1 Notes, both of which are denominated in U.S. dollars and have been hedged for foreign currency fluctuations through forward currency contracts and cross currency basis swaps, respectively.

2018

We issued $160 million of debt, net of repayments. This included the issuances at Bell Canada of Series M-47 and M-48 MTN debentures with total principal amounts of $500 million and $1 billion, respectively, and the issuances of Series US-1 Notes with a total principal amount of US $1,150 million (C$1,493 million). These issuances were partly offset by the early redemption of Series M-25 and M-28 MTN debentures, Series M-33 debentures, Series 9 notes and Series 8 notes in the principal amounts of $1 billion, $400 million, $300 million, $200 million and $200 million, respectively, payments of finance leases and other debt of $610 million and net repayments of $123 million of notes payable.

2017

We issued $691 million of debt, net of repayments. This included the issuances of Series M-40 MTN, M-44 MTN, M-45 MTN and M-46 MTN debentures at Bell Canada with total principal amounts of $700 million, $1 billion, $500 million and $800 million, respectively and the net issuance of $333 million of notes payable. These issuances were partly offset by the early redemption of Series M-22  MTN, M-35  and M-36 debentures in the principal amounts of $1 billion, $350 million and $300 million, respectively, payments of finance leases and other debt of $512  million and the repayment of borrowings under our unsecured committed term credit facility of $480 million.

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REPURCHASE OF COMMON SHARES

In Q1 2018, BCE repurchased and cancelled 3,085,697 common shares for a total cost of $175 million. Of the total cost, $69 million represents stated capital and $3 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

CASH DIVIDENDS PAID ON COMMON SHARES

In 2018, cash dividends paid on common shares of $2,679 million increased by $167 million compared to 2017, due to a higher dividend paid in 2018 of $2.9825 per common share compared to $2.835 per common share in 2017 and a higher average number of outstanding common shares, principally as a result of shares issued for the acquisition of MTS.

6.4 Post-employment benefit plans

For the year ended December 31, 2018, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $92 million. This was due to a higher actual discount rate of 3.8% at December 31, 2018, compared to 3.6% at December 31, 2017. The gain was partly offset by a lower-than-expected return on plan assets.

For the year ended December 31, 2017, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $338 million. This was due to a lower actual discount rate of 3.6% at December 31, 2017, compared to 4.0% at December 31, 2016. The loss was partly offset by a higher-than-expected return on plan assets.

6.5 Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk, equity price risk and longevity risk. These risks are further described in Note 2, Significant accounting policies, Note 8, Other expense, Note 24, Post-employment benefit plans and Note 26, Financial and capital management in BCE’s 2018 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

FINANCIAL RISK	DESCRIPTION OF RISK	MANAGEMENT OF RISK AND FINANCIAL STATEMENT CLASSIFICATION
Credit risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations.

  Large and diverse customer base
  Deal with institutions with investment-grade credit ratings
  Regularly monitor our credit risk and exposure
  Our trade receivables and allowance for doubtful accounts balances at December 31, 2018 were $3,026 million and $51 million, respectively
  Our contract assets and allowance for doubtful accounts balances at December 31, 2018 were $1,584 million and $91 million, respectively

Liquidity risk	We are exposed to liquidity risk for financial liabilities.
  Sufficient cash from operating activities, possible capital markets financing and committed bank facilities to fund our operations and fulfill our obligations as they become due
  Refer to section 6.7, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities

Foreign currency risk	We are exposed to foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss (gain) of $2 million (nil) recognized in net earnings at December 31, 2018 and a gain (loss) of $140 million ($132 million) recognized in OCI at December 31, 2018, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

  Foreign currency forward contracts on our anticipated transactions and commercial paper maturing in 2019 to 2021 of $3.5 billion in U.S. dollars ($4.6 billion in Canadian dollars) at December 31, 2018, to manage foreign currency risk related to anticipated transactions and foreign currency debt
    For cash flow hedges, changes in the fair value are recognized in OCI, except for any ineffective portion, which is recognized immediately in earnings in Other expense. Realized gains and losses in Accumulated OCI are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.
    For economic hedges, changes in the fair value are recognized in Other expense
  In 2018, we entered into cross currency basis swaps with a notional amount of $1,150 in U.S. dollars ($1,493 million in Canadian dollars). These cross currency basis swaps are used to hedge the U.S. currency exposure of our Series US-1 Notes maturing in 2048.
    For cross currency basis swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset, unless a portion of the hedging relationship is ineffective

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FINANCIAL RISK	DESCRIPTION OF RISK	MANAGEMENT OF RISK AND FINANCIAL STATEMENT CLASSIFICATION
Interest rate risk	We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $31 million in net earnings at December 31, 2018.

Refer to the following Fair value section for details on our derivative financial instruments.

  We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares.
  There were no interest rate swaps and locks outstanding as of December 31, 2018
  For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach which reduces the exposure of the DB pension plans to a mismatch between investment growth and obligation growth

Equity price risk	We are exposed to risk on our cash flow related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan.

A 5% increase (decrease) in the market price of BCE’s common shares at December 31, 2018 would result in a gain (loss) of $34 million recognized in net earnings for 2018, all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

  Equity forward contracts with a fair value of $73 million at December 31, 2018 on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan
    Changes in the fair value are recorded in the income statements in Operating costs for derivatives used to hedge a cash-settled share-based payment plan and Other expense for derivatives used to hedge equity-settled share-based payment plans

Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.
  The Bell Canada pension plan has an investment arrangement to hedge part of its exposure to potential increases in longevity which covers approximately $5 billion of post-employment benefit obligations

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2018		DECEMBER 31, 2017
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	61	61	111	110
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	108	112	124	128
Debt securities, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	20,285	21,482	19,321	21,298

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The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.
		FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
December 31, 2018
Publicly-traded and privately-held investments (3)	Other non-current assets	110	1	–	109
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	181	–	181	–
MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	43	–	114	(71)
December 31, 2017
Publicly-traded and privately-held investments (3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(48)	–	(48)	–
MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	60	–	106	(46)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Other expense in the income statements.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other expense in the income statements. The option has been exercisable since 2017.

6.6 Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on the quality of our credit ratings at the time capital is raised. Investment-grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE’s and Bell Canada’s credit ratings, which are considered investment grade, as at March 7, 2019 from DBRS, Moody’s and S&P.

KEY CREDIT RATINGS

BELL CANADA (1)
MARCH 7, 2019	DBRS	MOODY ’S	S&P
Commercial paper	R-2 (high)	P-2	A-1 (Low) (Canadian scale)
A-2 (Global scale)
Long-term debt	BBB (high)	Baa1	BBB+
Subordinated long-term debt	BBB (low)	Baa2	BBB
BCE (1)
	DBRS	MOODY’S	S&P
Preferred shares	Pfd-3	–	P-2 (Low) (Canadian scale)
BBB- (Global scale)

(1)	These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

As of March 7, 2019, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

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6.7 Liquidity

SOURCES OF LIQUIDITY

Our cash and cash equivalents balance at the end of  2018 was $425 million. We expect that this balance, our 2019 estimated cash flows from operations and capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2019 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

Should our  2019 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations and capital markets financing, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

In 2019, our cash flows from operations, cash and cash equivalents balance, capital markets financings, securitized trade receivable programs and credit facilities should give us flexibility in carrying out our plans for business growth, including business acquisitions, spectrum auctions and contingencies.

The table below is a summary of our total bank credit facilities at December 31, 2018.

DECEMBER 31, 2018	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving credit and expansion facilities (1) (2)	4,000	–	–	3,156	844
Other	134	–	107	–	27
Total committed credit facilities	4,134	–	107	3,156	871
Total non-committed credit facilities	3,014	–	1,964	–	1,050
Total committed and non-committed credit facilities	7,148	–	2,071	3,156	1,921

(1)	Bell Canada’s $2.5 billion and additional $500 million revolving credit facilities expire in November 2023 and November 2019, respectively, and its $1 billion committed expansion credit facility expires in November 2021. Bell Canada has the option, subject to certain conditions, to convert advances outstanding under the additional $500 million revolving credit facility into a term loan with a maximum one-year term.
(2)	As of December 31, 2018, Bell Canada’s outstanding commercial paper included $2,314 million in U.S. dollars ($3,156 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $4 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2018. The maximum amounts of the commercial paper programs and the committed credit facilities both reflect an increase of $500 million effective on December 6, 2018 and October 17, 2018, respectively, as compared to December 31, 2017. The total amount of the net committed available revolving and expansion credit facilities may be drawn at any time.

Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreements upon a change of control of BCE or Bell Canada. In addition, some of our debt agreements require us to offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements. We are in compliance with all conditions and restrictions under such agreements.

CASH REQUIREMENTS

CAPITAL EXPENDITURES

In 2019, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include DB pension and defined contribution (DC) pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2019 is detailed in the following table and is subject to actuarial valuations that will be completed in mid-2019. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2017.

2019 EXPECTED FUNDING	TOTAL
DB pension plans – service cost	178
DB pension plans – deficit	2
DB pension plans	180
OPEBs	80
DC pension plans	115
Total net post-employment benefit plans	375

DIVIDEND PAYMENTS

In 2019, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2018 as BCE’s annual common share dividend increased by 5.0% to $3.17 per common share from $3.02 per common share effective with the dividend payable on April 15, 2019. This increase is consistent with BCE’s common share dividend payout policy of a target payout between 65% and 75% of free cash flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of the BCE Board.

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CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2018 that are due in each of the next five years and thereafter.

	2019	2020	2021	2022	2023	THERE- AFTER	TOTAL
Recognized financial liabilities
Long-term debt	59	1,453	2,275	1,739	1,622	11,079	18,227
Notes payable	3,201	–	–	–	–	–	3,201
Minimum future lease payments under finance leases	586	513	344	276	238	667	2,624
Loans secured by trade receivables	919	–	–	–	–	–	919
Interest payable on long-term debt, notes payable and loan secured by trade receivables	866	751	709	648	581	6,671	10,226
Net interest receipts on cross currency basis swaps	(6)	(6)	(6)	(6)	(6)	(134)	(164)
MLSE financial liability	135	–	–	–	–	–	135
Commitments (off-balance sheet)
Operating leases	317	286	244	187	142	436	1,612
Commitments for property, plant and equipment and intangible assets	1,029	784	623	484	385	698	4,003
Purchase obligations	618	525	484	434	271	519	2,851
Total	7,724	4,306	4,673	3,762	3,233	19,936	43,634

BCE’s significant finance leases are for satellites and office premises. The office leases have an average lease term of 22 years. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. These satellite leases are non-cancellable. Minimum future lease payments under finance leases include future finance costs of $527 million.

BCE’s significant operating leases are for office premises, cellular tower sites, retail outlets and OOH advertising spaces with lease terms ranging from 1 to 40 years. These leases are non-cancellable. Rental expense relating to operating leases was $352 million in 2018 and $399 million in 2017.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

INDEMNIFICATIONS AND GUARANTEES (OFF-BALANCE SHEET)

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

LITIGATION

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 7, 2019, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

You will find a description of the principal legal proceedings pending at March 7, 2019 in the BCE 2018 AIF.

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7 Selected annual and quarterly information

7.1 Annual financial information

The following table shows selected consolidated financial data of BCE for 2018 and 2017 based on the annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

Effective January 1, 2018, we applied IFRS 15, Revenue from Contracts with Customers, as described in section 10.1, Our accounting policies, retrospectively to each period in 2017 previously reported. We have also reclassified some amounts from previous periods to make them consistent with the presentation for the current period.

	2018	2017
CONSOLIDATED INCOME STATEMENTS
Operating revenues
Service	20,441	20,095
Product	3,027	2,662
Total operating revenues	23,468	22,757
Operating costs	(13,933)	(13,475)
Adjusted EBITDA	9,535	9,282
Severance, acquisition and other costs	(136)	(190)
Depreciation	(3,145)	(3,034)
Amortization	(869)	(810)
Finance costs
Interest expense	(1,000)	(955)
Interest on post-employment benefit obligations	(69)	(72)
Other expense	(348)	(102)
Income taxes	(995)	(1,069)
Net earnings	2,973	3,050
Net earnings attributable to:
Common shareholders	2,785	2,866
Preferred shareholders	144	128
Non-controlling interest	44	56
Net earnings	2,973	3,050
Net earnings per common share
Basic and diluted	3.10	3.20
RATIOS
Adjusted EBITDA margin (%)	40.6%	40.8%
Return on equity (%) (1)	17.1%	18.6%

(1)	Net earnings attributable to common shareholders divided by total average equity attributable to BCE shareholders excluding preferred shares.

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	2018	2017
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	57,100	55,802
Cash and cash equivalents	425	625
Debt due within one year (including notes payable and loans secured by trade receivables)	4,645	5,178
Long-term debt	19,760	18,215
Total non-current liabilities	25,982	24,445
Equity attributable to BCE shareholders	20,363	20,302
Total equity	20,689	20,625
CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities	7,384	7,358
Cash flows used in investing activities	(4,386)	(5,437)
Capital expenditures	(3,971)	(4,034)
Business acquisitions	(395)	(1,649)
Disposition of intangibles and other assets	68	323
Cash flows used in financing activities	(3,198)	(2,149)
Issue of common shares	11	117
Net issuance of debt instruments	160	691
Cash dividends paid on common shares	(2,679)	(2,512)
Cash dividends paid on preferred shares	(149)	(127)
Cash dividends paid by subsidiaries to non-controlling interest	(16)	(34)
Free cash flow	3,567	3,418
SHARE INFORMATION
Average number of common shares (millions)	898.6	894.3
Common shares outstanding at end of year (millions)	898.2	901.0
Market capitalization (1)	48,440	54,402
Dividends declared per common share (dollars)	3.02	2.87
Dividends declared on common shares	(2,712)	(2,564)
Dividends declared on preferred shares	(144)	(128)
Closing market price per common share (dollars)	53.93	60.38
Total shareholder return	(5.6%)	8.9%
RATIOS
Capital intensity (%)	16.9%	17.7%
Price to earnings ratio (times) (2)	17.40	18.87
OTHER DATA
Number of employees (thousands)	53	52

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.
(2)	BCE’s common share price at the end of the year divided by EPS.

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The following table shows selected consolidated financial data of BCE for 2016 as previously reported. This information was prepared in accordance with IFRS as issued by the IASB, prior to the adoption of IFRS 15, and is therefore not comparable to our 2018 and 2017 financial information.
2016
CONSOLIDATED INCOME STATEMENTS
Operating revenues
Service	20,090
Product	1,629
Total operating revenues	21,719
Net earnings	3,087
Net earnings attributable to common shareholders	2,894
Net earnings per common share
Basic and diluted	3.33
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	50,108
Long-term debt	16,572
Total non-current liabilities	22,146
SHARE INFORMATION
Dividends declared per common share (dollars)	2.73

7.2 Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2018 and 2017. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2018				2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues
Service	5,231	5,117	5,129	4,964	5,152	5,054	5,078	4,811
Product	984	760	657	626	884	643	610	525
Total operating revenues	6,215	5,877	5,786	5,590	6,036	5,697	5,688	5,336
Adjusted EBITDA	2,394	2,457	2,430	2,254	2,329	2,405	2,382	2,166
Severance, acquisition and other costs	(58)	(54)	(24)	–	(47)	(23)	(36)	(84)
Depreciation	(799)	(779)	(787)	(780)	(783)	(760)	(767)	(724)
Amortization	(216)	(220)	(221)	(212)	(208)	(207)	(210)	(185)
Finance costs
Interest expense	(259)	(255)	(246)	(240)	(241)	(242)	(238)	(234)
Interest on post-employment benefit obligations	(18)	(17)	(17)	(17)	(18)	(18)	(18)	(18)
Other (expense) income	(158)	(41)	(88)	(61)	(62)	(56)	(1)	17
Income taxes	(244)	(224)	(292)	(235)	(272)	(249)	(298)	(250)
Net earnings	642	867	755	709	698	850	814	688
Net earnings attributable to common shareholders	606	814	704	661	656	803	765	642
Net earnings per common share
Basic and diluted	0.68	0.90	0.79	0.73	0.72	0.90	0.85	0.73
Average number of common shares outstanding – basic (millions)	898.1	898.0	898.0	900.2	900.6	900.4	900.1	875.7
OTHER INFORMATION
Cash flows from operating activities	1,788	2,043	2,057	1,496	1,658	2,233	2,154	1,313
Free cash flow	1,022	1,014	994	537	652	1,183	1,094	489
Capital expenditures	(974)	(1,010)	(1,056)	(931)	(1,100)	(1,040)	(1,042)	(852)

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FOURTH QUARTER HIGHLIGHTS

OPERATING REVENUES	Q4 2018	Q4 2017	$ CHANGE	% CHANGE
Bell Wireless	2,248	2,149	99	4.6%
Bell Wireline	3,296	3,218	78	2.4%
Bell Media	850	834	16	1.9%
Inter-segment eliminations	(179)	(165)	(14)	(8.5%)
Total BCE operating revenues	6,215	6,036	179	3.0%

ADJUSTED EBITDA	Q4 2018	Q4 2017	$ CHANGE	% CHANGE
Bell Wireless	889	846	43	5.1%
Bell Wireline	1,329	1,312	17	1.3%
Bell Media	176	171	5	2.9%
Total BCE adjusted EBITDA	2,394	2,329	65	2.8%

BCE operating revenues increased by 3.0% in Q4 2018, compared to last year, driven by growth across all three of our segments. The year-over-year increase reflected both higher service and product revenues of 1.5% and 11.3%, respectively.

BCE net earnings decreased by 8.0% in Q4 2018 compared to Q4 2017, due mainly to higher other expense which included impairment charges of $190 million relating to our Bell Media segment, higher depreciation and amortization expense and higher finance costs, partly offset by higher adjusted EBITDA and lower income taxes.

BCE adjusted EBITDA grew by 2.8% in Q4 2018, compared to Q4 2017, due to year-over-year increases in all three of our segments. BCE adjusted EBITDA margin of 38.5%, decreased marginally compared to last year’s margin of 38.6%, attributable to a greater proportion of low-margin product sales in our revenue base.

Bell Wireless operating revenues increased by 4.6% in Q4  2018, compared to the same period in 2017, driven by both higher service and product revenues. Wireless service revenues increased by 2.2% year over year, due to continued growth in our postpaid subscriber base moderated by lower blended ARPU. The decline in blended ARPU was driven by lower voice and data overages due to increased customer adoption of plans with greater usage thresholds, greater allocation of revenues to product revenues due to a greater proportion of premium smartphone devices in our sales mix combined with higher retail handsets prices, lower ARPU generated from the contract with SSC and the dilutive impact on blended ARPU from the continued ramp-up in prepaid customers from Lucky Mobile. This was moderated by an increase in customers moving to higher-value monthly plans with greater data allotments and the flow-through of 2017 and 2018 pricing changes. Wireless product revenues grew 11.0% year over year, driven by increased sales of premium devices along with higher retail handset prices, partly offset by lower gross activations and upgrade volumes.

Bell Wireless adjusted EBITDA increased 5.1% in Q4 2018, compared to the same period last year, driven by the flow-through of higher revenues, moderated by a 4.3% increase in operating expenses. The increase in operating expenses was primarily due to higher cost of goods sold driven by the sale of more premium devices and higher handset costs as well as increased network operating costs driven by the expansion of network capacity, partly offset by lower marketing expense mainly due to higher advertising spend in Q4 2017, in part relating to the launch of Lucky Mobile. Adjusted EBITDA margin, based on total operating revenues of 39.5% in Q4 2018, was essentially stable compared to the 39.4% achieved in Q4 2017.

Bell Wireline operating revenues increased by 2.4% in Q4  2018, compared to last year, driven by both higher service revenues of 1.5% and product revenues of 12.0%. The growth in service revenues was due to the continued increases in our Internet and IPTV subscribers, the flow-through of 2017 and 2018 residential pricing changes, higher IP connectivity which reflects the contribution from the acquisition of Axia, business solutions services revenue growth, and higher sales of international long distance minutes in our wholesale market. This was offset in part by increased residential customer acquisition, retention and bundle discounts due to aggressive offers from cable competitors, coupled with ongoing erosion in our voice, satellite TV, and legacy data revenues. The year-over-year increase in product revenues reflected greater demand for equipment by large business customers, as well as higher sales of consumer electronics at The Source.

Bell Wireline adjusted EBITDA grew by 1.3% in Q4 2018, over the same period last year, resulting from the flow-through of the revenue growth, partly offset by a 3.2% increase in operating costs driven by increased cost of revenue mainly related to the growth in product, business solutions services and international long distance minutes revenue, moderated by continued effective cost containment including workforce reductions. Adjusted EBITDA margin decreased to 40.3% in Q4 2018 over the 40.8% experienced in Q4 2017, driven by a greater proportion of low-margin product sales in our revenue base.

Bell Media operating revenues increased by 1.9% in Q4 2018, compared to the same period last year, driven by higher advertising revenues due to rate increases for both conventional and specialty TV advertising, improved audience levels in specialty TV, as well as the favourable impact resulting from a strong fall programming schedule in conventional TV. The growth in OOH advertising revenues from digital and transit products also contributed to the increase in advertising revenues, partially offset by continued market softness in radio. Subscriber revenues were essentially stable in Q4 2018 compared to last year, as the decline in linear subscribers was largely offset by higher sports services driven by TSN and RDS direct, continued growth in our direct-to-consumer Crave product and rate increases to certain BDUs.

Bell Media adjusted EBITDA increased by 2.9% in Q4 2018, compared to the same period last year, as the higher operating revenues more than offset a 1.7% increase in operating expenses relating to higher marketing expenses to support the November launch of the all-new Crave, our on-demand video streaming service (which now includes The Movie Network), increased programming and content costs primarily related to sports broadcast rights, higher OOH costs driven by the revenue increase and ongoing content expansion for our Crave products, moderated by savings in TV programming costs from schedule changes.

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BCE capital expenditures totaled $974  million in Q4  2018  with a corresponding capital intensity ratio of 15.7%, representing a decline of $126 million and 2.5 pts, respectively, compared to Q4 last year. The lower year-over-year capital investment was driven by reduced spending across all three of our segments. Bell Wireless spending declined by $86 million year over year due to the slower pace of spending compared to last year. The decline in Bell Wireline capital expenditures of $35 million in Q4 2018 was mainly driven by the timing of capital spending which was more weighted to the first half of the year. Bell Media capital expenditures decreased by $5 million in Q4 2018, primarily due to greater investments in 2017 related to the execution of OOH contract wins and upgrades to Bell Media broadcast studios and TV production equipment.

BCE severance, acquisition and other costs of $58 million in Q4 2018 increased by $11 million, compared to Q4 2017, due mainly to higher other costs.

BCE depreciation of $799 million in Q4 2018 increased by $16 million, year over year, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service.

BCE amortization was $216 million in Q4 2018, up from $208 million in Q4 2017, due mainly to a higher asset base.

BCE interest expense was $259 million in Q4 2018, up from $241 million in Q4 2017, mainly as a result of higher average debt levels and higher average interest rates on notes payable under commercial paper programs and loans securitized by trade receivables.

BCE other expense of $158 million in Q4 2018 increased by $96 million, year over year, mainly due to higher impairment charges at our Bell Media segment.

BCE income taxes of $244 million in Q4 2018 were down from $272 million in Q4 2017, mainly as a result of lower taxable income.

BCE net earnings attributable to common shareholders of $606 million in Q4 2018, or $0.68 per share, were lower than the $656 million, or $0.72 per share, reported in Q4 2017. The year-over-year decrease was due mainly to higher other expense which included impairment charges of $190 million relating to our Bell Media segment, higher depreciation and amortization expense and higher finance costs, partly offset by higher adjusted EBITDA and lower income taxes. Adjusted net earnings increased to $794 million, from $736 million in Q4 2017, and adjusted EPS increased to $0.89, from $0.82 in Q4 2017.

BCE cash flows from operating activities was $1,788  million in Q4 2018 compared to $1,658 million in Q4 2017. The increase is mainly attributable to improved working capital, lower income taxes paid and higher adjusted EBITDA, partly offset by a higher voluntary DB pension plan contribution made in 2018.

BCE free cash flow generated in Q4 2018 was $1,022 million, an increase of $370 million compared to Q4 2017. This was due mainly to higher cash flows from operating activities, excluding voluntary DB pension plan contributions, and acquisition and other costs paid, and lower capital expenditures.

SEASONALITY CONSIDERATIONS

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.

Bell Wireless operating results are influenced by the timing of new mobile device launches and seasonal promotional periods, such as back-to-school, Black Friday and the Christmas holiday period, as well as the level of overall competitive intensity. As a result of these seasonal effects, subscriber additions and retention costs due to device upgrades related to contract renewals are typically higher in the third and fourth quarters. Accordingly, adjusted EBITDA tends to be lower in the third and fourth quarters, due to the costs associated with higher seasonal loading volumes. With respect to ABPU, historically we have experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ABPU has moderated, as unlimited voice options and larger usage data plans with higher recurring monthly fees have become more prevalent, resulting in less variability in chargeable data usage.

Bell Wireline revenues tend to be higher in the fourth quarter because of historically higher data and equipment product sales to business customers and higher consumer electronics equipment sales during the Christmas holiday period. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenues and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions, as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

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8 Regulatory environment
8.1 Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (Bell ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services. Additional mandated services, as well as lower mandated wholesale rates, could limit our flexibility, influence the market structure, undermine our incentives to invest in network improvements and extensions, improve the business positions of our competitors and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements. Adverse decisions by governments or regulatory agencies or increasing regulation could have negative financial, operational, reputational or competitive consequences for our business.

REVIEW OF KEY LEGISLATION

On June 5, 2018, the Minister of ISED and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review is intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review is being led by a panel of external experts tasked with consulting industry members and Canadian consumers. The panel is to return a report with recommendations for legislative reforms by January 31, 2020. While reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses, it is unclear what recommendations the panel may make, what impacts those recommendations may have, if adopted, and when any adopted reforms would come into force.

8.2 Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

CRTC REPORT ON THE SALES PRACTICES OF LARGE TELECOMMUNICATIONS CARRIERS

On June 14, 2018, the Governor in Council issued an Order in Council directing the CRTC to make a report regarding the retail sales practices of Canada’s large telecommunications carriers. In preparing its report, the CRTC investigated whether large service providers are engaging in misleading or aggressive sales tactics, the controls that those carriers have in place to prevent misleading or aggressive sales tactics, existing consumer protections that promote fair treatment of consumers, and the most effective ways to expand consumer protections. The CRTC held hearings in October 2018 on the topic and issued its report on February 20, 2019. The CRTC concluded that misleading or aggressive retail sales practices are present in the telecommunications service provider market and, to some extent, in the television service provider market as a result of its investigation. It suggested a set of best practices for service providers and noted that it will take action where appropriate and conduct further public processes where needed. It is not clear what interventions, if any, the CRTC may undertake and as a result, we are unable to assess what potential impact, if any, the CRTC’s report may have on our business and financial results.

REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On December 21, 2016, the CRTC issued Telecom Regulatory Policy CRTC 2016-496, in which it determined broadband Internet to be a basic service and created a new fund designed to complement government investments in expanding access to broadband Internet across Canada (Broadband Fund). The Broadband Fund will collect and distribute $750 million over a five-year period to support an aspirational

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goal of bringing broadband Internet with speeds of 50 Mbps to 90% of Canadian households. Contributions to the Broadband Fund will be collected from telecommunications service providers, like those of the BCE group, and distributed through a competitive bidding process to support broadband deployment initiatives. The fund is to start at $100 million in its first year and grow by $25 million each year until it caps out at $200 million in the fifth year. While we will be required to contribute to the Broadband Fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of this new fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services as part of the CRTC’s program. The CRTC has launched a proceeding to determine the details of the competitive bidding process and we anticipate that the Broadband Fund will likely be operational in 2020.

On September 27, 2018, the CRTC issued Telecom Regulatory Policy CRTC 2018-377 in which it clarified matters related to the Broadband Fund. Specifically, the CRTC determined that the Broadband Fund would cover four areas: (i) network transport; (ii) fixed broadband Internet access; (iii) mobile wireless; and (iv) broadband in satellite-served communities. The CRTC stated that it would prefer network transport projects with the potential to benefit several communities over individual access projects, and would prefer fixed access projects over mobile wireless projects. Up to 10% of the Broadband Fund will be reserved for satellite-served communities as had been previously determined. The Broadband Fund will be managed by the CRTC with the assistance of the Central Fund Administrator of the National Contribution Fund (which is currently subsidizing voice services and transitioning towards the Broadband Fund). The CRTC will use a comparative approach based on certain criteria much like the Federal Government’s Connect to Innovate fund, although no weightings were provided for each criteria. On February 14, 2019, the CRTC asked for comments on a preliminary application guide for the Broadband Fund. The CRTC will also conduct a mapping exercise to determine which geographic areas are eligible for funding. The CRTC did not provide any guidance on when it would start collecting funds for the Broadband Fund or when it could start issuing requests for bids.

On June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, the CRTC decided to phase out the local service subsidy over three years, from January  1,  2019 to December  31, 2021, through semi-annual reductions. This subsidy, collected from the industry, is remitted to incumbent telephone providers, such as Bell Canada, to support residential local phone service in high-cost areas. BCE group entities both contribute to and draw from this subsidy fund, with BCE group entities currently in a small net beneficiary position. On the same date, the CRTC launched Telecom Notice of Consultation CRTC 2018-214 to review certain elements of the local service regime, including whether additional pricing flexibility or some form of compensation is required for incumbent telephone providers, given that the local service subsidy will be eliminated. This proceeding will also review the existing forbearance regimes for local residential and business services. The CRTC’s decision may result in greater flexibility to meet our obligation to serve voice customers and more deregulation of voice services, as well as remove the obligation to serve in certain areas such as those that are currently served by mobile wireless competitors. Conversely, it may maintain the obligation to serve while removing subsidies and capping certain retail rates, resulting in the forced provision of voice service at a loss in high-cost serving areas. The materiality of impacts will not be known until the CRTC issues its decision.

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On June 1, 2017, the Federal Cabinet issued an order to the CRTC directing it to reconsider certain determinations made in Telecom Decision CRTC 2017-56 (Decision 2017-56). In Decision 2017-56, the CRTC determined that Bell Mobility, Rogers, and Telus were required to provide “incidental” access to their networks and not “permanent” access as part of the mandated roaming service. In addition, the CRTC determined that the use of generally available public Wi-Fi does not form part of the home network of a non-national wireless service provider (NNWP) for the purpose of establishing what constitutes incidental roaming access. As a result, NNWPs may not rely on the use of public Wi-Fi facilities to be eligible to purchase incidental roaming services. In its order, the Federal Cabinet asked the CRTC to consider whether allowing an end-user’s connectivity to public Wi-Fi to count as connectivity to a NNWP’s home network would make Canadian wireless services more affordable, and whether any affordability gains associated with such a changed rule would outweigh any disincentives for the national carriers to continue to invest in their networks. On March 22, 2018, in Telecom Decision CRTC 2018-97, the CRTC maintained its previous determination that permitting such access would negatively impact investments in wireless networks by wireless carriers and run against the long-standing policy to encourage facilities-based competition.

Instead of mandating access for Wi-Fi-based wireless service providers, the CRTC initiated Telecom Notice of Consultation CRTC 2018-98, in which it directed Bell Mobility, Rogers and Telus to file proposals for affordable data-only plans that they could offer in the market. On December 17, 2018, the CRTC issued Telecom Decision CRTC 2018-475 in which it accepted the proposals by the national carriers and did not impose formal regulation. Instead, the CRTC stated an expectation that the national carriers implement the plans they had committed to and indicated that the CRTC will monitor compliance going forward. We are currently unable to assess the potential impact that Telecom Decision CRTC 2018-475 may have, if any, on our business and financial results.

MANDATED WHOLESALE ACCESS TO FTTP NETWORKS

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities, which had previously been exempt from mandated aggregated wholesale high-speed access. While this new service is mandated for all major incumbent telephone companies and cable carriers, the first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On September  20, 2016, the CRTC issued Telecom Decision CRTC 2016-379 concerning the technical design of our future disaggregated wholesale high-speed access service. On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for these services. The final rates remain to be determined. The mandating of final rates that are materially different from the rates we proposed could improve the business position of our competitors and further impact our investment strategy.

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PROPOSED EXPANSION OF AGGREGATED WHOLESALE ACCESS REGIME TO FTTP NETWORKS

On November 7, 2018, the Canadian Network Operators Consortium Inc. (CNOC) (which represents wholesale ISPs) applied to the CRTC to obtain mandated access via aggregated services to FTTP facilities. In addition, CNOC is requesting the introduction of a third wholesale high-speed access service, which would feature some level of aggregation between that of the already well-established mandated aggregated wholesale high-speed access service and the newer disaggregated wholesale high-speed access service referred to under Mandated Wholesale Access to FTTP Networks above. The inclusion of FTTP facilities in the aggregated regime and the introduction of yet another mandated wholesale high-speed service could further undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks and improve the business position of our competitors.

REVIEW OF WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016 the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by ISPs to FTTN or cable networks, as applicable. Should such substantially lowered wholesale rates remain in place in the long term and, in addition, should the interim rates be made retroactive, the business position of some of our competitors could improve, adversely affecting our financial performance, and our investment strategy could change, especially in relation to investment in next-generation wireline networks, particularly in smaller communities and rural areas.

NATIONAL WIRELESS SERVICES CONSUMER CODE

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e., businesses that on average spend less than $2,500 per month on telecommunications services) in all provinces and territories.

The Wireless Code regulates certain aspects of the provision of wireless services. Most notably, the Wireless Code prevents wireless service providers from charging an early cancellation fee after a customer has been under contract for 24 months and requires providers to recover any handset subsidies in two years or less. These requirements have effectively removed contracts with terms greater than two years from the marketplace.

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, making targeted changes to the Wireless Code, effective December 1, 2017, and clarifying existing rules. The revisions to the Wireless Code prevent service providers from selling locked devices, increase voice, text and data usage allowances for customers to try out their services during the mandatory 15-day buyer’s trial period for purchased devices, and establish additional controls related to data overage and data roaming charges, among other things.

PROPOSED ORDER REGARDING CRTC POLICY OBJECTIVES

On February 26, 2019, the Governor in Council announced that it will propose to make an order (the Proposed Order) directing the CRTC to implement objectives relating to competition, affordability, consumer interests and innovation in its telecommunications policy objectives. Interested persons may make representations concerning the Proposed Order within 30 days after the date of publication of the notice of the Proposed Order in the Canada Gazette. It is unclear what impact, if any, the Proposed Order and future related processes could have on our business and financial results.

REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The purpose of the proceeding is to consider changes to the wireless regulatory framework developed in 2015. The main issues in the CRTC’s consultation include (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. With respect to MVNOs, the CRTC expressed the preliminary view that it would be appropriate for the national wireless carriers to provide wholesale MVNO access. The CRTC will hold a public hearing in January 2020 and a decision is expected later in 2020. It is unclear what impact, if any, the results of this consultation could have on our business and financial results.

CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8.3 Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting

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licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.
CHANGES TO SIMULTANEOUS SUBSTITUTION

In Broadcasting Regulatory Policy CRTC 2015-25, the CRTC announced its intention to eliminate simultaneous substitution for the Super Bowl starting in 2017. This decision was implemented in Broadcasting Regulatory Policy CRTC 2016-334 (the Policy) and Broadcasting Order CRTC 2016-335 (the Order).

Bell Canada and Bell Media appealed the application of the Order to the Federal Court of Appeal, as did the NFL. Bell Canada and Bell Media argued that the CRTC does not have jurisdiction under the Broadcasting Act to ban simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. The appeal was denied on December 18, 2017. On May 10, 2018, the Supreme Court of Canada granted leave for Bell Canada, Bell Media and the NFL to appeal the decision of the Federal Court of Appeal. The appeals were heard in December 2018 and the decision remains pending.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl has had an adverse impact on Bell Media’s conventional TV business and financial results, as a result of a reduction in viewership and advertising revenues. Such impacts will continue throughout the duration of our contract term with the NFL unless the CRTC’s Order is rescinded.

Pursuant to the recently negotiated United States-Mexico-Canada Agreement (USMCA), the government of Canada is required to rescind the Policy and the Order. This would allow Bell Media to implement simultaneous substitution for the Super Bowl. As it is uncertain when the Policy and the Order will be rescinded, Bell Media applied to the CRTC for it to temporarily suspend the operation of the Order to allow the simultaneous substitution of U.S. commercials with Canadian commercials for the 2019 Super Bowl. On November 8, 2018, the CRTC denied this request, given that USMCA had not yet been formally ratified and also given the appeal to the Supreme Court of Canada. It remains uncertain when the Order will be rescinded.

WHOLESALE CODE

In Broadcasting Regulatory Policy CRTC 2015-438, the CRTC announced it would implement a new Wholesale Code to govern the commercial arrangements between BDUs, programming services and digital media services, including imposing additional restrictions on the sale of TV channels at wholesale and the carriage of TV channels by BDUs pursuant to Broadcasting Order CRTC 2015-439. Bell Canada and Bell Media appealed Broadcasting Order CRTC 2015-439 to the Federal Court of Appeal, arguing that the CRTC’s implementation of the Wholesale Code conflicts with the Copyright Act and is outside the CRTC’s jurisdiction under the Broadcasting Act. On October 1, 2018, the Federal Court of Appeal allowed the appeal and set aside Broadcasting Order CRTC 2015-439. The impact of the Federal Court of Appeal’s decision on our business is not known at this time.

TELEVISION SERVICE PROVIDER CODE

On January 7, 2016, the CRTC issued Broadcasting Regulatory Policy CRTC 2016-1, which established the Television Service Provider Code (the TV Code). The TV Code came into force on September 1, 2017 and requires all regulated TV service providers, as well as exempt TV service providers that are affiliated with a regulated service provider, to observe certain rules concerning their consumer agreements for TV services. The TV Code does not apply to other exempt providers, such as OTT providers not affiliated with a regulated service provider.

The TV Code specifically imposes requirements relating to the clarity of offers, the content of contracts, trial periods for persons with disabilities, how consumers can change their programming options, and when services may be disconnected, among other things.

As part of Broadcasting Regulatory Policy CRTC 2016-1, the CRTC also expanded the mandate of the Commissioner for Complaints for Telecommunications Services, now the Commission for Complaints for Telecom-Television Services (CCTS), to include the administration of the TV Code and to enable the CCTS to accept consumer complaints about TV services.

8.4 Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

RENEWAL OF AWS-1 AND PCS G BLOCK AND I BLOCK SPECTRUM LICENCES

On January 8, 2019, ISED approved the renewal of our AWS-1 and PCS G Block spectrum licences for a 20-year term, setting population coverage targets that apply within the first eight years and a second set of population coverage targets to be met by the end of the 20-year licence term. With respect to I Block licences, the current ecosystem does not support the viable deployment of this spectrum – an issue faced by all existing I Block licensees. As a result, I Block deployment targets are not able to be met and our three I Block licences were not renewed. Given that these licences have never been deployed, the impact is not material.

CONSULTATION ON 3500 MHZ SPECTRUM

On June 6, 2018, ISED issued the Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. ISED is seeking comments on issues such as allowing flexible use spectrum licences in the 3450–3650 MHz band, the amount of spectrum existing licence holders need to return if they decide to convert their existing licences to flexible use licences, the transition plan for existing licence holders, and the extent to which the 3700–4200 MHz band can accommodate coexisting services (e.g., fixed-satellite service with mobile and/or fixed wireless access). ISED will launch a consultation on the technical, policy and licensing framework for flexible use licences in the 3500 MHz band after releasing its decision regarding the issues raised in this consultation. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

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600 MHZ SPECTRUM AUCTION

On March 28, 2018, ISED released the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band. In this framework, ISED confirmed that it will auction 70 MHz of spectrum in the 600 MHz band, 30 MHz of which will be set aside for set-aside-eligible entities. Set-aside-eligible entities must: (i) be registered with the CRTC as facilities-based providers; (ii) not be national incumbent service providers; and (iii) be actively providing commercial telecommunications services to the general public in the relevant service area of interest as of the application date to participate in the auction. The set-aside spectrum can only be transferred to set-aside-eligible entities for the first five years. All auctioned licences will have a 20-year term and be subject to certain deployment requirements, which require licensees to provide network coverage to a certain percentage of the population in each licence area at five, 10 and 20 years following licence issuance. While the adoption of set-aside provisions limits the spectrum that Bell Mobility can bid on, no further restrictions were adopted that would limit Bell Mobility’s participation in the auction process. Bidding in the auction is scheduled to begin March 12, 2019.

CONSULTATION ON RELEASING MILLIMETRE WAVE SPECTRUM TO SUPPORT 5G

On June 5, 2017, ISED launched a consultation entitled Consultation on Releasing Millimetre Wave Spectrum to Support 5G (Millimetre Wave Consultation). The consultation addresses the use of three key frequency bands, namely 28 GHz, 37-40 GHz and 64-71 GHz for possible 5G deployment. ISED has sought comments on a number of key technical and licensing policy considerations for the use of the above-noted spectrum.

On June 6, 2018, ISED launched a consultation entitled Addendum to the Consultation on Releasing Millimetre Wave Spectrum to Support 5G. Through this addendum consultation, ISED is seeking stakeholder feedback on releasing additional spectrum in the 26 GHz band for flexible use to support 5G networks and systems, in addition to the frequency bands currently under consultation through the Millimetre Wave Consultation. As 5G is expected to be the next major advancement in mobile telecommunications standards, access to the millimetre wave spectrum will be important in order to facilitate the development and adoption of 5G technology. It is unclear what, if any, impact the results of this consultation could have on our business.

8.5 Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6 Other key legislation

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT

On November 1, 2018 the Personal Information Protection and Electronic Documents Act was amended to require organizations to report to the Privacy Commissioner of Canada breaches of security safeguards involving personal information that pose a real risk of significant harm to individuals; to notify affected individuals about those breaches; and to keep records of all breaches (whether there is a real risk of significant harm or not). Failure to comply with these notification requirements, or to record security breaches, may result in a fine of up to $100,000 per occurrence.

In addition, the Office of the Privacy Commissioner of Canada (OPC) recently issued two sets of guidelines, namely the Guidance on Inappropriate Data Practices: Interpretation and Application of Subsection 5(3) and the Guidelines for Obtaining Meaningful Consent, which could have significant impacts on how personal information may be collected, used and disclosed for analytics and marketing purposes. In effect since July 1, 2018, the Guidance on Inappropriate Data Practices establishes six areas in which the collection, use or disclosure of personal information would effectively be prohibited, introducing limits on profiling that could be considered discriminatory, as well as limits on the surveillance of employee devices. The new Guidelines for Obtaining Meaningful Consent went into effect on January 1, 2019 and provide guidance regarding the meaningful obtention of consent, specify that meaningful consent must be obtained to the collection of data that is not required to provide services, and require the identification of the risk of harm related to information disclosure.

COPYRIGHT ACT REVIEW

On December 13, 2017, the federal government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, is leading the process, which began in February 2018. At this time, the impact of any potential amendments on our business and financial results is unknown.

CANADA’S ANTI-SPAM LEGISLATION

Federal legislation referred to as Canada’s anti-spam legislation (CASL) came into force on July 1, 2014. Pursuant to CASL, commercial electronic messages can be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. As of January 15, 2015, CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million.

While CASL is also intended to provide individual Canadians with a private right of action to commence proceedings for statutory damages in relation to instances of non-compliance, these provisions were deferred indefinitely from coming into force by the Federal Cabinet on June 2, 2017.

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9 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

This section describes the principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. As indicated in the table below, certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below are incorporated by reference in this section 9.

RISKS DISCUSSED IN OTHER SECTIONS OF THIS MD&A	SECTION REFERENCES
Competitive environment	Section 3.3, Principal business risks Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)
Regulatory environment	Section 3.3, Principal business risks Section 8, Regulatory environment
Security management	Section 3.3, Principal business risks
Risks specifically relating to our Bell Wireless, Bell Wireline and Bell Media segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation are discussed below.

TECHNOLOGY/INFRASTRUCTURE TRANSFORMATION

The failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction, could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT structures. In addition, new technologies may quickly become obsolete or their launch may be delayed. The failure to optimize network and IT deployment and upgrade timelines, in light of customer demand and competitor activities, to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to leverage new as well as evolving and developing technologies, including network functions virtualization, software-defined networks and cloud technologies, and to transform our network and systems to achieve our objectives of becoming more agile in our service delivery and operations as well as providing self-serve and instant-on capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure and rapidly growing capacity. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP or wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks, particularly in smaller communities and rural areas. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner could limit our ability to compete effectively and achieve desired business and financial results.

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Other examples of risks affecting achievement of our desired technology/infrastructure transformation include:
  Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, FTTP and wireless rollouts
  The successful deployment of WTTP service could be impacted by various factors, including environmental factors (such as trees), affecting coverage and costs
  We must be able to purchase high-quality network equipment and services from third-party suppliers on a timely basis and at a reasonable cost (refer to Dependence on third-party suppliers in this section 9 for more details)
  The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations
  New products, services or apps could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense
  As content consumption habits evolve and viewing options increase, our ability to develop alternative delivery vehicles in order to seek to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required
  Successfully managing the development and deployment on a timely basis of relevant product solutions to match the speed of adoption of IoT in the areas of retail, business and government could be challenging
  We must be able to leverage new opportunities, in order to meet our business objectives, such as those introduced by “big data” which is subject to many challenges including evolving customer perceptions as well as legal and regulatory developments. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.

CUSTOMER EXPERIENCE

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience could hinder product and service differentiation and customer loyalty. The foundation of effective customer service stems from our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings, in the context of a large customer base and workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, Facebook, Twitter and other social media forums. Failure to embrace these new media in a positive way, incorporate them into multiple elements of our service delivery and ensure that we understand their potential impact on customer perceptions could adversely affect our reputation and brand value.

OPERATIONAL PERFORMANCE

Our networks, IT systems and data centre assets are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline and media services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our aging networks could have an adverse impact on our business and financial performance.

In addition, we currently use a very large number of interconnected operational and business support systems for provisioning, networking, distribution, broadcast management, billing and accounting, which may restrain our operational efficiency. If we fail to implement or maintain highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

  We may need to incur significant capital expenditures beyond those already anticipated by our capital intensity target in order to provide additional capacity and reduce network congestion on our wireline

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and wireless networks, and we may not be able to generate sufficient cash flows or raise the capital we need to fund such capital expenditures, which may result in service degradation
  Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations
  If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial outcomes
  We may experience more service interruptions or outages due to aging legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.
  There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain the operational status of legacy networks

Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation and business continuity depend on how well we and our contracted product and service providers protect our networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure to complete planned and sufficient testing, maintenance or replacement of our networks, equipment and other facilities, which is, amongst others, dependent on our ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between Bell ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

DEPENDENCE ON THIRD-PARTY SUPPLIERS

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance and oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geo-political environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers of equipment and other products and services, as well as outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in increased costs, transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud-based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third parties may not be reasonably evident until their work is delivered or delayed. Depending on the size, complexity and level of third-party dependence, remedial strategies may be difficult to implement in respect of any professional consulting services provided by third parties that are not performed in a proper or timely fashion. Any such difficulty when implementing remedial strategies could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

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Other examples of risks associated with our dependence on third-party suppliers include the following:
  Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.
  Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed
  Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions
  If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies. Remedial strategies may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.
  Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. When any such security issue is discovered, we seek to identify and develop remedial strategies both internally and with our suppliers. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business and financial results.
  Temporary or permanent operational failures or service interruptions of the networks of other telecommunications carriers and suppliers on which we rely to deliver services could adversely affect our ability to provide services using such carriers’ and suppliers’ networks and could, consequently, have an adverse effect on our business and financial results
  BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our reputation, the quality and speed of services provided to customers, and our ability to address technical issues.

PEOPLE

Our employees and contractors are key resources and there is a broad and complex range of risks that must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on the tasks they are completing and the environment in which they are functioning. Failure to achieve these basic expectations could adversely affect our organizational culture, reputation, business and financial results, as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes essential the development of a comprehensive human resources strategy to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

Other examples of people-related risks include the following:

  The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources
  Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found
  Approximately 44% of our employees were represented by unions and were covered by collective bargaining agreements at December 31, 2018. Renegotiating collective bargaining agreements could result in higher labour costs, and during the renegotiation process there may be project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.
  Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, requires focus, effective processes and flexibility to avoid injury, service interruption, fines and reputational impact
  Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results

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FINANCIAL MANAGEMENT

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

We cannot guarantee that BCE’s dividend payout policy will be maintained or that dividends will be increased or declared

From time to time, the BCE Board reviews the adequacy of BCE’s dividend payout policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend payout policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. BCE’s dividend payout policy, dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of this MD&A and in Note 26 to BCE’s 2018 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates (especially the weakening of the Canadian dollar), BCE’s share price and other market conditions could lead to missed opportunities, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

Our expected funding for 2019 is in accordance with the latest post-employment benefit plan valuations as of December 31, 2017, filed in June 2018, and takes into account voluntary contributions of $240 million in 2018.

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Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Examples of risks to our ability to reduce costs or of potential cost increases include:

  Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
  Failure to contain growing operational costs related to network sites, footprint expansion, spectrum licences and content and equipment acquisition could have a negative effect on our financial performance
  Fluctuations in energy prices are partly influenced by government policies to address climate change which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
  Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

  Subscription fraud on accounts established with a false identity or paid with a stolen credit card
  Network usage fraud such as call/sell operations using our wireline or wireless networks
  Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
  TV distributors, including Bell Canada and Bell ExpressVu, are subject to ongoing efforts to steal their services through compromise or circumvention of signal security systems, causing revenue loss

LITIGATION AND LEGAL OBLIGATIONS

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance.

Examples of legal and regulatory obligations that we must comply with include those resulting from:

  As discussed in more detail in section 8, Regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature
  Consumer protection and privacy legislation
  Tax legislation
  Corporate and securities legislation
  IFRS requirements
  Environmental protection and health and safety laws
  Payment card industry standards for protection against customer credit card infractions

The failure to comply with any of the above or other legal or regulatory obligations could expose us to litigation, including pursuant to class actions, and significant fines and penalties, as well as result in reputational harm.

For a description of the principal legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2018 AIF.

Finally, the failure of our employees, suppliers or other business partners to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as our policies and contractual obligations, could also expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts.

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HEALTH AND ENVIRONMENTAL CONCERNS

Health concerns about radiofrequency emissions from wireless communication devices and equipment, as well as epidemics and other health risks, could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

  We face current and potential lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such lawsuits is unpredictable and may change over time
  Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance
  Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

In addition, epidemics, pandemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide services to our customers.

Any of these events could have an adverse effect on our business and financial performance.

Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Operational performance – Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities in this section 9. Several areas of our operations further raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.

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10 Financial measures, accounting policies and controls

10.1 Our accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, Significant accounting policies, in BCE’s 2018 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGMENTS

When preparing financial statements, management makes estimates and judgments relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, as required.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

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SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2018 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2018 – INCREASE/(DECREASE)
	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION
Discount rate	0.5%	(77)	65	(1,605)	1,716
Life expectancy at age 65	1 year	35	(34)	796	(771)

REVENUE FROM CONTRACTS WITH CUSTOMERS

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate. When impairment charges occur they are recorded in Other expense.

Impairment charges in  2018 included $145 million allocated to indefinite-life intangible assets, and $14 million allocated to finite-life intangible assets. These impairment charges primarily relate to our French TV channels within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels and subscriber erosion. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2019 to December 31, 2023, using a discount rate of 8.0% to 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $515 million at December 31, 2018. In the previous year’s impairment analysis, the company’s French Pay and French Specialty TV channels were tested for recoverability separately. In 2018, the CGUs were grouped to form one French CGU which reflects the evolution of the cash flows from our content strategies as well as the CRTC beginning to regulate Canadian broadcasters under a group licence approach based on language. Additionally, in 2018, we recorded an indefinite-life intangible asset impairment charge of $31 million within our Bell Media segment as a result of a strategic decision to retire a brand.

In 2017, we recorded impairment charges of $82 million, of which $70  million was allocated to indefinite-life intangible assets, and $12 million to finite-life intangible assets. The impairment charges relate to our music TV channels and two small market radio station CGUs within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2018 to December 31, 2022, using a discount rate of 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $67 million at December 31, 2017.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

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We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Other expense in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 4, Segmented information, in BCE’s 2018 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.6%) in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

There were no goodwill impairment charges in 2018 or 2017.

DEFERRED TAXES

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. We recognize product revenues from the sale of wireless handsets and devices and wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.

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Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment. Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions and prepaid contract fulfillment costs, are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2018, we adopted the following new or amended accounting standards.

STANDARD	DESCRIPTION	IMPACT
IFRS 15 – Revenue from Contracts with Customers

Establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to principal versus agent relationships, licences of intellectual property, contract costs and the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures are also required under the new standard.

We applied IFRS 15 retrospectively to each prior period presented. The impacts of adopting IFRS 15 on our income statement and statement of cash flows for the year ended December 31, 2017 along with our statements of financial position as at January 1, 2017 and December 31, 2017 are provided in the section below, Adoption of IFRS 15.

IFRS 15 principally affects the timing of revenue recognition and how we classify revenues between product and service in our Bell Wireless segment. IFRS 15 also affects how we account for costs to obtain a contract.

  Under multiple-element arrangements, revenue allocated to a satisfied performance obligation is no longer limited to the amount that is not contingent upon the satisfaction of additional performance obligations. Although the total revenue recognized during the term of a contract is largely unaffected, revenue recognition may be accelerated and reflected ahead of the associated cash inflows. This results in the recognition of a contract asset on the balance sheet, corresponding to the amount of revenue recognized and not yet billed to a customer. The contract asset is realized over the term of the customer contract.
  As revenues allocated to a satisfied performance obligation are no longer limited to the non-contingent amount, a greater proportion of the total revenue recognized during the term of certain customer contracts may be attributed to a delivered product, resulting in a corresponding decrease in service revenue
  Sales commissions and any other incremental costs of obtaining a contract with a customer are recognized on the statement of financial position and amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services, except as noted below

Under IFRS 15, we applied the following practical expedients:

  Completed contracts that begin and end within the same annual reporting period and those completed before January 1, 2017 are not restated
  Contracts modified prior to January 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations.
  When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. For such contracts and for performance obligations that are part of a contract that has an original expected duration of one year or less, the transaction price amount allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue are not disclosed.
  Costs of obtaining a contract that would be amortized within one year or less are immediately expensed

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STANDARD	DESCRIPTION	IMPACT
IFRS 9 – Financial Instruments

Sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and modifies the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures are also required under the new standard.

We applied IFRS 9, Financial Instruments (as revised in July 2014) and the related consequential amendments to other IFRSs retrospectively, except for the changes to hedge accounting described below which are applied prospectively. In accordance with the transition requirements, comparative periods have not been restated. The adoption of IFRS 9 did not have a significant impact on the carrying amounts of our financial instruments as at January 1, 2018. As a result of the adoption of IFRS 9, our January 1, 2018 deficit increased by $4 million.

IFRS 9 replaces the classification and measurement models in IAS 39, Financial Instruments: Recognition and Measurement, with a single model under which financial assets are classified and measured at amortized cost, FVOCI or fair value through profit or loss (FVTPL). This classification is based on the business model in which a financial asset is managed and its contractual cash flow characteristics and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. The adoption of IFRS 9 did not, however, change the measurement bases of our financial assets.

  Cash and cash equivalents and trade and other receivables continue to be measured at amortized cost under IFRS 9
  Derivatives measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9; derivatives that qualify for hedge accounting continue to be measured at fair value under IFRS 9, with changes in fair value recognized in Other comprehensive income (loss)
  Portfolio investments in equity securities measured at FVOCI under IAS 39 continue to be measured as such under IFRS 9

The impairment of financial assets under IFRS 9 is based on an ECL model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost and contract assets and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statement.

We have adopted the general hedge accounting model in IFRS 9 which requires that we ensure hedge accounting relationships are consistent with our risk management objectives and strategies. We also apply a more qualitative and forward-looking approach in assessing hedge effectiveness as a retrospective assessment is no longer required.

  Under IFRS 9, amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period are reclassified from Accumulated other comprehensive (loss) income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, such amounts were reclassified from Other comprehensive income (loss). Amounts related to cash flow hedges of other anticipated purchases continue to be reclassified from Other comprehensive income (loss) to net earnings under IFRS 9.

Amendments to IFRS 2 –Share-based Payment

Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.

The amendments to IFRS 2 did not have a significant impact on our financial statements.

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ADOPTION OF IFRS 15

As a result of adopting IFRS 15, we have changed the comparative figures for the year ended December 31, 2017 and the opening statement of financial position as at January 1, 2017. The impacts of adopting IFRS 15 on our previously reported 2017 results are provided below.

CONSOLIDATED INCOME STATEMENTS

The table below shows the impacts of adopting IFRS 15 on our previously reported 2017 consolidated income statements.

	YEAR ENDED DECEMBER 31, 2017
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	2017 UPON ADOPTION OF IFRS 15
Operating revenues	22,719	38	22,757
Operating costs	(13,541)	66	(13,475)
Severance, acquisition and other costs	(190)	–	(190)
Depreciation	(3,037)	3	(3,034)
Amortization	(813)	3	(810)
Finance costs
Interest expense	(955)	–	(955)
Interest on post-employment benefit obligations	(72)	–	(72)
Other expense	(102)	–	(102)
Income taxes	(1,039)	(30)	(1,069)
Net earnings	2,970	80	3,050
Net earnings attributable to:
Common shareholders	2,786	80	2,866
Preferred shareholders	128	–	128
Non-controlling interest	56	–	56
Net earnings	2,970	80	3,050
Net earnings per common share – basic	3.12	0.08	3.20
Net earnings per common share – diluted	3.11	0.09	3.20
Average number of common shares outstanding – basic (millions)	894.3	–	894.3

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The table below shows the impacts of adopting IFRS 15 on our previously reported 2017 consolidated statement of financial position.

FOR THE YEAR ENDED DECEMBER 31	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	RECLASSIFICATIONS(1)	2017 UPON ADOPTION OF IFRS 15
Cash	442	–	–	442
Cash equivalents	183	–	–	183
Trade and other receivables	3,135	9	(15)	3,129
Inventory	380	–	–	380
Contract assets	–	923	(91)	832
Contract costs	–	206	144	350
Prepaid expenses	375	–	(158)	217
Other current assets	124	–	(2)	122
Total current assets	4,639	1,138	(122)	5,655
Contract assets	–	400	31	431
Contract costs	–	162	124	286
Property, plant and equipment	24,033	(4)	–	24,029
Intangible assets	13,305	–	(47)	13,258
Deferred tax assets	144	–	–	144
Investments in associates and joint ventures	814	–	–	814
Other non-current assets	900	–	(143)	757
Goodwill	10,428	–	–	10,428
Total non-current assets	49,624	558	(35)	50,147
Total assets	54,263	1,696	(157)	55,802
Trade payables and other liabilities	4,623	–	(748)	3,875
Contract liabilities	–	97	596	693
Interest payable	168	–	–	168
Dividends payable	678	–	–	678
Current tax liabilities	140	–	–	140
Debt due within one year	5,178	–	–	5,178
Total current liabilities	10,787	97	(152)	10,732
Contract liabilities	–	34	167	201
Long-term debt	18,215	–	–	18,215
Deferred tax liabilities	2,447	423	–	2,870
Post-employment benefit obligations	2,108	–	–	2,108
Other non-current liabilities	1,223	–	(172)	1,051
Total non-current liabilities	23,993	457	(5)	24,445
Total liabilities	34,780	554	(157)	35,177
Preferred shares	4,004	–	–	4,004
Common shares	20,091	–	–	20,091
Contributed surplus	1,162	–	–	1,162
Accumulated other comprehensive loss	(17)	–	–	(17)
Deficit	(6,080)	1,142	–	(4,938)
Total equity attributable to BCE shareholders	19,160	1,142	–	20,302
Non-controlling interest	323	–	–	323
Total equity	19,483	1,142	–	20,625
Total liabilities and equity	54,263	1,696	(157)	55,802

(1)	We have reclassified some of the amounts for previous periods to conform with IFRS 15 presentation requirements.

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The table below shows the impacts of adopting IFRS 15 on our January 1, 2017 consolidated statement of financial position.

AS AT	JANUARY 1, 2017	IFRS 15 IMPACTS	RECLASSIFICATIONS(1)	JANUARY 1, 2017 UPON ADOPTION OF IFRS 15
Cash	603	–	–	603
Cash equivalents	250	–	–	250
Trade and other receivables	2,979	11	(2)	2,988
Inventory	403	–	–	403
Contract assets	–	851	(113)	738
Contract costs	–	195	148	343
Prepaid expenses	420	–	(189)	231
Other current assets	200	–	(2)	198
Total current assets	4,855	1,057	(158)	5,754
Contract assets	–	357	26	383
Contract costs	–	151	124	275
Property, plant and equipment	22,346	(5)	–	22,341
Intangible assets	11,998	–	–	11,998
Deferred tax assets	89	–	–	89
Investments in associates and joint ventures	852	–	–	852
Other non-current assets	1,010	–	(113)	897
Goodwill	8,958	–	–	8,958
Total non-current assets	45,253	503	37	45,793
Total assets	50,108	1,560	(121)	51,547
Trade payables and other liabilities	4,326	–	(655)	3,671
Contract liabilities	–	71	574	645
Interest payable	156	–	–	156
Dividends payable	617	–	–	617
Current tax liabilities	122	–	–	122
Debt due within one year	4,887	–	–	4,887
Total current liabilities	10,108	71	(81)	10,098
Contract liabilities	–	34	169	203
Long-term debt	16,572	–	–	16,572
Deferred tax liabilities	2,192	393	–	2,585
Post-employment benefit obligations	2,105	–	–	2,105
Other non-current liabilities	1,277	–	(209)	1,068
Total non-current liabilities	22,146	427	(40)	22,533
Total liabilities	32,254	498	(121)	32,631
Preferred shares	4,004	–	–	4,004
Common shares	18,370	–	–	18,370
Contributed surplus	1,160	–	–	1,160
Accumulated other comprehensive income	46	–	–	46
Deficit	(6,040)	1,062	–	(4,978)
Total equity attributable to BCE shareholders	17,540	1,062	–	18,602
Non-controlling interest	314	–	–	314
Total equity	17,854	1,062	–	18,916
Total liabilities and equity	50,108	1,560	(121)	51,547

(1)	We have reclassified some of the amounts for previous periods to conform with IFRS 15 presentation requirements.

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The table below provides a reconciliation of our deficit at January 1, 2017 and December 31, 2017 from amounts previously reported in 2017 to the amounts reported under IFRS 15. All amounts are after tax.

	AT DECEMBER 31, 2017	AT JANUARY 1, 2017
Total deficit as previously reported	(6,080)	(6,040)
Timing of revenue recognition	873	809
Cost to obtain a contract	269	253
Total deficit upon adoption of IFRS 15	(4,938)	(4,978)

 CONSOLIDATED STATEMENT OF CASH FLOWS

The table below shows the impacts of adopting IFRS 15 on select line items of our previously reported 2017 statement of cash flows.

	YEAR ENDED DECEMBER 31, 2017
	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	2017 UPON ADOPTION OF IFRS 15
Cash flows from operating activities
Net earnings	2,970	80	3,050
Depreciation and amortization	3,850	(6)	3,844
Income taxes	1,039	30	1,069
Net change in operating assets and liabilities	480	(104)	376
Cash flows from operating activities	7,358	–	7,358

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards and interpretation issued by the IASB have an effective date after December 31, 2018 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
IFRS 16 – Leases

Eliminates the distinction between operating and finance leases for lessees, requiring instead that leases be capitalized by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, an entity recognizes a financial liability representing its obligation to make future lease payments. A depreciation charge for the lease asset is recorded within operating costs and an interest expense on the lease liability is recorded within finance costs. IFRS 16 does not substantially change lease accounting for lessors.

We continue to make progress towards adoption of IFRS 16 according to our detailed implementation plan. Changes and enhancements to our existing IT systems, business processes, and systems of internal control are being completed.

We will adopt IFRS 16 on January 1, 2019, using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. The cumulative effect of the initial adoption of IFRS 16 will be reflected as an adjustment to the deficit at January 1, 2019.

We will recognize lease liabilities at January 1, 2019 for leases previously classified as operating leases, the present value of which will be measured using the discount rate at that date. Corresponding right-of-use assets will also be recognized at January 1, 2019.

As permitted by IFRS 16, we have elected not to recognize lease liabilities and right-of-use assets for short-term leases and will apply certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16, most notably:

  We will not separate non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component.

While our testing and data validation process is ongoing, we expect the adoption of IFRS 16 to result in an increase in our right-of-use assets and a corresponding increase in our lease liabilities within the range of $2.1 billion to $2.3 billion and an increase to our net debt leverage ratio.

Annual periods beginning on or after January 1, 2019, using a modified retrospective approach.

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STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
International Financial Reporting Interpretations Committee (IFRIC) 23 – Uncertainty over Income Tax Treatments

Clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

		IFRIC 23 will not have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2019, using a full retrospective approach.
Amendments to IFRS 3 – Business Combinations

These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

The amendments to IFRS 3 - Business Combinations may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

Prospectively for acquisitions occurring on or after January 1, 2020, with early adoption permitted.

10.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

In Q1 2018, we updated our definition of adjusted net earnings and adjusted EPS to exclude net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Adjusted net earnings and adjusted EPS for 2017 have also been updated for comparability purposes.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s 2018 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

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Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	2018	2017
Net earnings	2,973	3,050
Severance, acquisition and other costs	136	190
Depreciation	3,145	3,034
Amortization	869	810
Finance costs
Interest expense	1,000	955
Interest on post-employment benefit obligations	69	72
Other expense	348	102
Income taxes	995	1,069
Adjusted EBITDA	9,535	9,282
BCE operating revenues	23,468	22,757
Adjusted EBITDA margin	40.6%	40.8%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	2018		2017
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	2,785	3.10	2,866	3.20
Severance, acquisition and other costs	100	0.11	143	0.16
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	58	0.07	(55)	(0.05)
Net losses on investments	47	0.05	29	0.03
Early debt redemption costs	15	0.02	15	0.02
Impairment charges	146	0.16	60	0.06
Adjusted net earnings	3,151	3.51	3,058	3.42

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FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2018	2017
Cash flows from operating activities	7,384	7,358
Capital expenditures	(3,971)	(4,034)
Cash dividends paid on preferred shares	(149)	(127)
Cash dividends paid by subsidiaries to NCI	(16)	(34)
Acquisition and other costs paid	79	155
Voluntary DB pension plan contribution	240	100
Free cash flow	3,567	3,418

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	2018	2017
Debt due within one year	4,645	5,178
Long-term debt	19,760	18,215
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(425)	(625)
Net debt	25,982	24,770

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

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ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives.

These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. This measure is the same as blended ARPU prior to the adoption of IFRS 15. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

ARPU

Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams, which has been updated to reflect the adoption of IFRS 15. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscribers prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
  NAS subscribers are based on a line count and are represented by a unique telephone number

10.3 Effectiveness of internal controls

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2018, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2018.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2018.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes during the year ended December 31, 2018 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. On January 1, 2018, we adopted IFRS 15 – Revenue from Contracts with Customers, and we completed the design of internal controls with respect to the adoption of this new standard and implemented them with no significant changes to our internal control over financial reporting. The adoption of IFRS 16 – Leases, requires the implementation of new accounting systems and processes, which will change the company’s internal controls over lease recognition and financial reporting. We are in the process of completing the design of these controls. We do not expect significant changes to our internal control over financial reporting due to the adoption of this new standard in 2019.

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Consolidated financial statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.

The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.

Management has prepared the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 170 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Glen LeBlanc
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President and Controller

March 7, 2019

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BCE Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated statements of financial position of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2018, December 31, 2017 and January 1, 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018, December 31, 2017 and January 1, 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

CHANGE IN ACCOUNTING PRINCIPLE

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue in 2017 and 2018 due to adoption of IFRS 15 – Revenue from Contracts with Customers.

BASIS FOR OPINION

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP 1
Chartered Professional Accountants

Montréal, Canada
March 7, 2019

We have served as the Company’s auditor since 1880.

1 CPA auditor, CA, public accountancy permit No. A124391

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CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE	2018	2017
Operating revenues	4	23,468	22,757
Operating costs	4, 5	(13,933)	(13,475)
Severance, acquisition and other costs	6	(136)	(190)
Depreciation	15	(3,145)	(3,034)
Amortization	16	(869)	(810)
Finance costs
Interest expense	7	(1,000)	(955)
Interest on post-employment benefit obligations	24	(69)	(72)
Other expense	8	(348)	(102)
Income taxes	9	(995)	(1,069)
Net earnings		2,973	3,050
Net earnings attributable to:
Common shareholders		2,785	2,866
Preferred shareholders		144	128
Non-controlling interest	33	44	56
Net earnings		2,973	3,050
Net earnings per common share	10
Basic and diluted		3.10	3.20
Average number of common shares outstanding – basic (millions)		898.6	894.3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2018	2017
Net earnings		2,973	3,050
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for 2018 and 2017		6	–
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($15) million and $21 million for 2018 and 2017, respectively (1)		43	(65)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($25) million and $92 million for 2018 and 2017, respectively	24	67	(246)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($23) million and nil for 2018 and 2017, respectively (1)		61	–
Other comprehensive income (loss)		177	(311)
Total comprehensive income		3,150	2,739
Total comprehensive income attributable to:
Common shareholders		2,957	2,557
Preferred shareholders		144	128
Non-controlling interest	33	49	54
Total comprehensive income		3,150	2,739

(1)	Amounts relating to the net change in value of derivatives for the year ended December 31, 2017 have not been restated, in accordance with the transition requirements upon adoption of IFRS 9 – Financial Instruments on January 1, 2018. See Note 2, Significant accounting policies, for further details.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

IN MILLIONS OF CANADIAN DOLLARS)	NOTE	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
ASSETS
Current assets
Cash		425	442	603
Cash equivalents		–	183	250
Trade and other receivables	11	3,006	3,129	2,988
Inventory	12	432	380	403
Contract assets	13	987	832	738
Contract costs	14	370	350	343
Prepaid expenses		244	217	231
Other current assets		329	122	198
Total current assets		5,793	5,655	5,754
Non-current assets
Contract assets	13	506	431	383
Contract costs	14	337	286	275
Property, plant and equipment	15	24,844	24,029	22,341
Intangible assets	16	13,205	13,258	11,998
Deferred tax assets	9	112	144	89
Investments in associates and joint ventures	17	798	814	852
Other non-current assets	18	847	757	897
Goodwill	19	10,658	10,428	8,958
Total non-current assets		51,307	50,147	45,793
Total assets		57,100	55,802	51,547

LIABILITIES
Current liabilities
Trade payables and other liabilities	20	3,941	3,875	3,671
Contract liabilities	13	703	693	645
Interest payable		196	168	156
Dividends payable		691	678	617
Current tax liabilities		253	140	122
Debt due within one year	21	4,645	5,178	4,887
Total current liabilities		10,429	10,732	10,098
Non-current liabilities
Contract liabilities	13	196	201	203
Long-term debt	22	19,760	18,215	16,572
Deferred tax liabilities	9	3,163	2,870	2,585
Post-employment benefit obligations	24	1,866	2,108	2,105
Other non-current liabilities	25	997	1,051	1,068
Total non-current liabilities		25,982	24,445	22,533
Total liabilities		36,411	35,177	32,631
Commitments and contingencies	31

EQUITY
Equity attributable to BCE shareholders
Preferred shares	27	4,004	4,004	4,004
Common shares	27	20,036	20,091	18,370
Contributed surplus	27	1,170	1,162	1,160
Accumulated other comprehensive income (loss)		90	(17)	46
Deficit		(4,937)	(4,938)	(4,978)
Total equity attributable to BCE shareholders		20,363	20,302	18,602
Non-controlling interest	33	326	323	314
Total equity		20,689	20,625	18,916
Total liabilities and equity		57,100	55,802	51,547

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2018 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE (LOSS) INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at December 31, 2017		4,004	20,091	1,162	(17)	(4,938)	20,302	323	20,625
Adoption of IFRS 9	2	–	–	–	–	(4)	(4)	–	(4)
Balance at January 1, 2018		4,004	20,091	1,162	(17)	(4,942)	20,298	323	20,621
Net earnings		–	–	–	–	2,929	2,929	44	2,973
Other comprehensive income		–	–	–	106	66	172	5	177
Total comprehensive income		–	–	–	106	2,995	3,101	49	3,150
Common shares issued under employee stock option plan	27	–	13	(1)	–	–	12	–	12
Other share-based compensation		–	–	12	–	(24)	(12)	–	(12)
Repurchase of common shares	27	–	(69)	(3)	–	(103)	(175)	–	(175)
Common shares issued for the acquisition of AlarmForce
Industries Inc. (AlarmForce)	3, 27	–	1	–	–	–	1	–	1
Dividends declared on BCE common and preferred shares		–	–	–	–	(2,856)	(2,856)	–	(2,856)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(5)	(5)
Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	1	–	1	–	1
Return of capital to non-controlling interest		–	–	–	–	(7)	(7)	(44)	(51)
Other		–	–	–	–	–	–	3	3
Balance at December 31, 2018		4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2018 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE (LOSS) INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at January 1, 2017		4,004	18,370	1,160	46	(4,978)	18,602	314	18,916
Net earnings		–	–	–	–	2,994	2,994	56	3,050
Other comprehensive loss		–	–	–	(63)	(246)	(309)	(2)	(311)
Total comprehensive (loss) income		–	–	–	(63)	2,748	2,685	54	2,739
Common shares issued under employee stock option plan	27	–	122	(6)	–	–	116	–	116
Common shares issued under employee savings plan	27	–	5	–	–	–	5	–	5
Other share-based compensation		–	–	8	–	(16)	(8)	–	(8)
Common shares issued for the acquisition of Manitoba Telecom Services Inc. (MTS)	3, 27	–	1,594	–	–	–	1,594	–	1,594
Dividends declared on BCE common and preferred shares		–	–	–	–	(2,692)	(2,692)	–	(2,692)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(45)	(45)
Balance at December 31, 2017		4,004	20,091	1,162	(17)	(4,938)	20,302	323	20,625

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CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2018	2017
Cash flows from operating activities
Net earnings		2,973	3,050
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	136	190
Depreciation and amortization	15, 16	4,014	3,844
Post-employment benefit plans cost	24	335	314
Net interest expense		987	942
Losses on investments	8	34	5
Income taxes	9	995	1,069
Contributions to post-employment benefit plans	24	(539)	(413)
Payments under other post-employment benefit plans	24	(75)	(77)
Severance and other costs paid		(138)	(147)
Interest paid		(990)	(965)
Income taxes paid (net of refunds)		(650)	(675)
Acquisition and other costs paid		(79)	(155)
Net change in operating assets and liabilities		381	376
Cash flows from operating activities		7,384	7,358
Cash flows used in investing activities
Capital expenditures	4	(3,971)	(4,034)
Business acquisitions	3	(395)	(1,649)
Disposition of intangibles and other assets	3	68	323
Acquisition of spectrum licenses		(56)	–
Other investing activities		(32)	(77)
Cash flows used in investing activities		(4,386)	(5,437)
Cash flows used in financing activities
(Decrease) increase in notes payable		(123)	333
Issue of long-term debt	22	2,996	3,011
Repayment of long-term debt	22	(2,713)	(2,653)
Issue of common shares	27	11	117
Purchase of shares for settlement of share-based payments	28	(222)	(224)
Repurchase of common shares	27	(175)	–
Cash dividends paid on common shares		(2,679)	(2,512)
Cash dividends paid on preferred shares		(149)	(127)
Cash dividends paid by subsidiaries to non-controlling interest		(16)	(34)
Return of capital to non-controlling interest		(51)	–
Other financing activities		(77)	(60)
Cash flows used in financing activities		(3,198)	(2,149)
Net decrease in cash		(17)	(161)
Cash at beginning of year		442	603
Cash at end of year		425	442
Net decrease in cash equivalents		(183)	(67)
Cash equivalents at beginning of year		183	250
Cash equivalents at end of year		–	183

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BCE Inc. 2018 Annual Report

Notes to consolidated financial statements

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

Note 1	Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers nationally across Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 7, 2019.

Note 2	Significant accounting policies

A) BASIS OF PRESENTATION

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

Effective January 1, 2018, we applied IFRS 15 retrospectively to each prior period presented. The impacts of adopting IFRS  15 on our consolidated income statement and consolidated statement of cash flows for the year ended December 31, 2017, along with our statements of financial position as at January 1, 2017 and December 31, 2017, are provided in this note in section T) Adoption of new or amended accounting standards and Note 34, Adoption of IFRS 15.

All amounts are in millions of Canadian dollars, except where noted.

FUNCTIONAL CURRENCY

The financial statements are presented in Canadian dollars, the company’s functional currency.

B) BASIS OF CONSOLIDATION

We consolidate the financial statements of all of our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Where necessary, adjustments are made to the financial statements of acquired subsidiaries to conform their accounting policies to ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in BCE’s ownership interest in a subsidiary that do not result in a change of control are accounted for as equity transactions, with no effect on net earnings or on Other comprehensive income (loss).

C) REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

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BCE Inc. 2018 Annual Report

A contract asset is recognized in the consolidated statements of financial position (statements of financial position) when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.

Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions and prepaid contract fulfillment costs, are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

WIRELESS SEGMENT REVENUES

Our Wireless segment principally generates revenue from providing integrated digital wireless voice and data communications products and services to residential and business customers.

We recognize product revenues from the sale of wireless handsets and devices when a customer takes possession of the product. We recognize wireless service revenues over time, as the services are provided. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

For wireless products and services that are sold separately, customers usually pay in full at the point of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, customers pay monthly over a contract term of up to 24 months for residential customers and up to 36 months for business customers.

WIRELINE SEGMENT REVENUES

Our Wireline segment principally generates revenue from providing data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, satellite TV service and connectivity, as well as other communications services and products to residential and business customers. Our Wireline segment also includes revenues from our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

We recognize product revenues from the sale of wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met. For bundled arrangements, stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate, or the expected cost plus margin approach for customized business arrangements.

For wireline customers, products are usually paid in full at the point of sale. Services are paid on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can generally extend up to seven years.

MEDIA SEGMENT REVENUES

Our Media segment principally generates revenue from conventional TV, specialty TV, digital media, radio broadcasting and OOH advertising and subscriber fees from specialty TV, pay TV and streaming services.

We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Customer payments are due monthly as the services are provided.

D) SHARE-BASED PAYMENTS

Our share-based payment arrangements include stock options, restricted share units and performance share units (RSUs/PSUs), deferred share units (DSUs), an employee savings plan (ESP) and a deferred share plan (DSP).

STOCK OPTIONS

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. We recognize compensation expense in Operating costs in the consolidated income statements (income statements). Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.

RSUs/PSUs

For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements, equal to the market value of a BCE common share at the date of grant and based on the number of RSUs/PSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/PSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/ PSUs are settled in BCE common shares, DSUs, or a combination thereof.

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DSUs

If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESP

We recognize our ESP contributions as compensation expense in Operating costs in the income statements. We credit contributed surplus for the ESP expense recognized over the two-year vesting period, based on management’s estimate of the accrued contributions that are expected to vest. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

DSP

For each deferred share granted under the DSP, we recognize compensation expense in Operating costs in the income statements equal to the market value of a BCE common share. Deferred shares are no longer granted except those issued to reflect dividends declared on common shares.

Compensation expense is adjusted for subsequent changes in the market value of BCE common shares. The cumulative effect of any change in value is recognized in the period of the change. Participants have the option to receive either BCE common shares or a cash equivalent for each vested deferred share upon qualifying for payout under the terms of the grant.

E) INCOME AND OTHER TAXES

Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in Other comprehensive income (loss) or directly in equity.

A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings (loss) for the current or past periods.

We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases the carryforward of unused tax losses and credits, to the extent they can be used in the future

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables in the statements of financial position when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) CASH EQUIVALENTS

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

G) SECURITIZATION OF TRADE RECEIVABLES

Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

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BCE Inc. 2018 Annual Report

I) PROPERTY, PLANT AND EQUIPMENT

We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.

Borrowing costs are capitalized for qualifying assets, if the time to build or develop is in excess of one year, at a rate that is based on our weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other expense in the income statements.

LEASES

Leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments. If there is reasonable certainty that the lease transfers ownership of the asset to us by the end of the lease term, the asset is amortized over its useful life. Otherwise, the asset is amortized over the shorter of its useful life and the lease term. The long-term lease liability is measured at amortized cost using the effective interest method.

All other leases are classified as operating leases. We recognize operating lease expense in Operating costs in the income statements on a straight-line basis over the term of the lease.

ASSET RETIREMENT OBLIGATIONS (AROs)

We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.

J) INTANGIBLE ASSETS

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets are recorded at cost less accumulated amortization, and accumulated impairment losses, if any.

SOFTWARE

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost and labour.

Software development costs are capitalized when all the following conditions are met:

  technical feasibility can be demonstrated
  management has the intent and the ability to complete the asset for use or sale it is probable that economic benefits will be generated
  costs attributable to the asset can be measured reliably

CUSTOMER RELATIONSHIPS

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

PROGRAM AND FEATURE FILM RIGHTS

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization, and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and Iiabilities for obligations incurred when:

  we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or
  the licence term commences for licence period extensions or syndicated programs Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.

INDEFINITE-LIFE INTANGIBLE ASSETS

Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on our weighted average interest rate on our outstanding long-term debt.

Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

K) DEPRECIATION AND AMORTIZATION

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 40 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	3 to 26 years
Program and feature film rights	Up to 5 years

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L) INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other expense in the income statements.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income or loss on an after-tax basis.

Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.

We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

M) BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in Other expense in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in Other expense in the income statements immediately as a bargain purchase gain.

Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner’s equity.

N) IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Other expense in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 4, Segmented information.

O) FINANCIAL INSTRUMENTS AND CONTRACT ASSETS

We measure trade and other receivables at amortized cost using the effective interest method, net of any allowance for doubtful accounts.

Our portfolio investments in equity securities are classified as fair value through other comprehensive income (FVOCI) and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive income (loss) in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from Accumulated other comprehensive (loss) income to Deficit in the statements of financial position when realized.

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

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We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage interest rate risk, foreign currency risk and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating revenues and expenses. We do not use derivative financial instruments for speculative or trading purposes.

Derivatives that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

HEDGE ACCOUNTING

To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure, and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, commitment, or anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedging relationship ceases to meet the qualifying criteria, we discontinue hedge accounting prospectively.

CASH FLOW HEDGES

We enter into cash flow hedges to mitigate foreign currency risk on certain debt instruments and anticipated purchases and sales, as well as interest rate risk related to anticipated debt issuances.

We use foreign currency forward contracts to manage the foreign currency exposure relating to anticipated purchases and sales denominated in foreign currencies. Changes in the fair value of these foreign currency forward contracts are recognized in our statements of comprehensive income, except for any ineffective portion, which is recognized immediately in Other expense in the income statements. Realized gains and losses in Accumulated other comprehensive (loss) income are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.

We use cross currency basis swaps and foreign currency forward contracts to manage our U.S. dollar debt under our U.S. commercial paper program and our U.S. dollar long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset, unless a portion of the hedging relationship is ineffective.

DERIVATIVES USED AS ECONOMIC HEDGES

We use derivatives to manage cash flow exposures related to equity-settled share-based payment plans and anticipated purchases, and equity price risk related to a cash-settled share-based payment plan. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Operating costs for derivatives used to hedge cash-settled share-based payments and in Other expense for other derivatives.

Q) POST-EMPLOYMENT BENEFIT PLANS

DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

We maintain DB pension plans that provide pension benefits for certain employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.

We provide OPEBs to some of our employees, including:

  healthcare and life insurance benefits during retirement, which were phased out for new retirees since December 31, 2016. We do not fund most of these OPEB plans.
  other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy

We value post-employment benefit plan assets at fair value using current market values.

Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the

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beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive income (loss) in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management’s assumptions at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2017.

DEFINED CONTRIBUTION (DC) PENSION PLANS

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

Generally, new employees can participate only in the DC pension plans.

R) PROVISIONS

Provisions are recognized when all the following conditions are met:

  the company has a present legal or constructive obligation based on past events it is probable that an outflow of economic resources will be required to settle the obligation the amount can be reasonably estimated

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.

S) ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

REVENUE FROM CONTRACTS WITH CUSTOMERS

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

IMPAIRMENT OF NON-FINANCIAL ASSETS

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.

DEFERRED TAXES

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

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ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

CONTINGENCIES

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

T) ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2018, we adopted the following new or amended accounting standards.

STANDARD	DESCRIPTION	IMPACT
IFRS 15 – Revenue from Contracts with Customers

Establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to principal versus agent relationships, licences of intellectual property, contract costs and the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures are also required under the new standard.

We applied IFRS 15 retrospectively to each prior period presented. The impacts of adopting IFRS 15 on our income statement and statement of cash flows for the year ended December 31, 2017, along with our statements of financial position as at January 1, 2017 and December 31, 2017, are provided in Note 34, Adoption of IFRS 15.

IFRS 15 principally affects the timing of revenue recognition and how we classify revenues between product and service in our Bell Wireless segment. IFRS 15 also affects how we account for costs to obtain a contract.

  Under multiple-element arrangements, revenue allocated to a satisfied performance obligation is no longer limited to the amount that is not contingent upon the satisfaction of additional performance obligations. Although the total revenue recognized during the term of a contract is largely unaffected, revenue recognition may be accelerated and reflected ahead of the associated cash inflows. This results in the recognition of a contract asset on the balance sheet, corresponding to the amount of revenue recognized and not yet billed to a customer. The contract asset is realized over the term of the customer contract.
  As revenues allocated to a satisfied performance obligation are no longer limited to the non-contingent amount, a greater proportion of the total revenue recognized during the term of certain customer contracts may be attributed to a delivered product, resulting in a corresponding decrease in service revenue
  Sales commissions and any other incremental costs of obtaining a contract with a customer are recognized on the statement of financial position and amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services, except as noted below
Under IFRS 15, we applied the following practical expedients:
  Completed contracts that begin and end within the same annual reporting period and those completed before January 1, 2017 are not restated
  Contracts modified prior to January 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations.
  When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. For such contracts and for performance obligations that are part of a contract that has an original expected duration of one year or less, the transaction price amount allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue are not disclosed.
  Costs of obtaining a contract that would be amortized within one year or less are immediately expensed

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STANDARD	DESCRIPTION	IMPACT
IFRS 9 – Financial Instruments

Sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and modifies the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures are also required under the new standard.

We applied IFRS 9 – Financial Instruments (as revised in July 2014) and the related consequential amendments to other IFRSs retrospectively, except for the changes to hedge accounting described below which are applied prospectively. In accordance with the transition requirements, comparative periods have not been restated. The adoption of IFRS 9 did not have a significant impact on the carrying amounts of our financial instruments as at January 1, 2018. As a result of the adoption of IFRS 9, our January 1, 2018 deficit increased by $4 million.

IFRS 9 replaces the classification and measurement models in IAS 39 – Financial Instruments: Recognition and Measurement, with a single model under which financial assets are classified and measured at amortized cost, FVOCI or fair value through profit or loss (FVTPL). This classification is based on the business model in which a financial asset is managed and its contractual cash flow characteristics and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. The adoption of IFRS 9 did not, however, change the measurement bases of our financial assets.

  Cash and cash equivalents and trade and other receivables continue to be measured at amortized cost under IFRS 9
  Derivatives measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9; derivatives that qualify for hedge accounting continue to be measured at fair value under IFRS 9, with changes in fair value recognized in Other comprehensive income (loss)
  Portfolio investments in equity securities measured at FVOCI under IAS 39 continue to be measured as such under IFRS 9

The impairment of financial assets under IFRS 9 is based on an ECL model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost and contract assets and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statement.

We have adopted the general hedge accounting model in IFRS 9 which requires that we ensure hedge accounting relationships are consistent with our risk management objectives and strategies. We also apply a more qualitative and forward-looking approach in assessing hedge effectiveness as a retrospective assessment is no longer required.

  Under IFRS 9, amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period are reclassified from Accumulated other comprehensive (loss) income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, such amounts were reclassified from Other comprehensive income (loss). Amounts related to cash flow hedges of other anticipated purchases continue to be reclassified from Other comprehensive income (loss) to net earnings under IFRS 9.

Amendments to IFRS 2 – Share-based Payment

Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.

The amendments to IFRS 2 did not have a significant impact on our financial statements.

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U) FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards and interpretation issued by the IASB have an effective date after December 31, 2018 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
IFRS 16 – Leases

Eliminates the distinction between operating and finance leases for lessees, requiring instead that leases be capitalized by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, an entity recognizes a financial liability representing its obligation to make future lease payments. A depreciation charge for the lease asset is recorded within operating costs and an interest expense on the lease liability is recorded within finance costs.

IFRS 16 does not substantially change lease accounting for lessors.

We continue to make progress towards adoption of IFRS 16 according to our detailed implementation plan. Changes and enhancements to our existing information technology (IT) systems, business processes, and systems of internal control are being completed.

We will adopt IFRS 16 on January 1, 2019, using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. The cumulative effect of the initial adoption of IFRS 16 will be reflected as an adjustment to the deficit at January 1, 2019.

We will recognize lease liabilities at January 1, 2019 for leases previously classified as operating leases, the present value of which will be measured using the discount rate at that date. Corresponding right-of-use assets will also be recognized at January 1, 2019.

As permitted by IFRS 16, we have elected not to recognize lease liabilities and right-of-use assets for short-term leases and will apply certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16, most notably:

  We will not separate non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component.

While our testing and data validation process is ongoing, we expect the adoption of IFRS 16 to result in an increase in our right-of-use assets and a corresponding increase in our lease liabilities within the range of $2.1 billion to $2.3 billion and an increase to our net debt leverage ratio. For the definition of our net debt leverage ratio see Note 26, Financial and capital management.

Annual periods beginning on or after January 1, 2019, using a modified retrospective approach.
International Financial Reporting Interpretations Committee (IFRIC) 23 – Uncertainty over Income Tax Treatments

Clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

		IFRIC 23 will not have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2019, using a full retrospective approach.
Amendments to IFRS 3 – Business Combinations

These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

The amendments to IFRS 3 – Business Combinations may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

Prospectively for acquisitions occurring on or after January 1, 2020, with early adoption permitted.

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Note 3	Business acquisitions and dispositions

2018

ACQUISITION OF AXIA NETMEDIA CORPORATION (AXIA)

On August 31, 2018, BCE completed the acquisition of all of the issued and outstanding common shares of Axia for a total cash consideration of $155 million.

Axia provides broadband network services to commercial and government accounts throughout the province of Alberta. The acquisition of Axia expands BCE’s broadband operations in Alberta and will add approximately 10,000 kilometres of fibre capacity to our footprint.

Axia is included in our Bell Wireline segment in our consolidated financial statements.

The purchase price allocation includes provisional estimates, in particular for property, plant and equipment and finite-life intangible assets. The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	155
Total cost to be allocated	155
Trade and other receivables	6
Other non-cash working capital	(9)
Property, plant and equipment	64
Finite-life intangible assets	19
Other non-current liabilities	(8)
72
Cash and cash equivalents	3
Fair value of net assets acquired	75
Goodwill (1)	80

(1)	Goodwill arises principally from expected synergies and is not deductible for tax purposes. Goodwill arising from the transaction was allocated to our Bell Wireline group of CGUs.

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the year ended December 31, 2018.

ACQUISITION OF ALARMFORCE

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS Communications Inc. (Telus) for total proceeds of approximately $68 million.

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the Smart Home marketplace.

AlarmForce is included in our Bell Wireline segment in our consolidated financial statements.

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The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	181
Issuance of 22,531 BCE common shares (1)	1
Total cost to be allocated	182
Assets held for sale (2)	68
Other non-cash working capital	(5)
Property, plant and equipment	8
Finite-life intangible assets (3)	34
Indefinite-life intangible assets	1
Other non-current assets	1
Deferred tax liabilities	(7)
100
Cash and cash equivalents	4
Fair value of net assets acquired	104
Goodwill (4)	78

(1)	Recorded at fair value based on the market price of BCE common shares on the acquisition date.
(2)	Consists mainly of customer relationships recorded at fair value less costs to sell.
(3)	Consists mainly of customer relationships.
(4)	Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill arising from the transaction was allocated to our Bell Wireline group of CGUs.

Operating revenues of $43 million from AlarmForce are included in the consolidated income statements from the date of acquisition. The transaction did not have a significant impact on our consolidated net earnings for the year ended December 31, 2018. These amounts reflect the amortization of certain elements of the purchase price allocation and related tax adjustments.

TERMINATION OF AGREEMENT TO ACQUIRE SÉRIES+ AND HISTORIA SPECIALTY CHANNELS

On October 17, 2017, BCE entered into an agreement with Corus Entertainment Inc. (Corus) to acquire French-language specialty channels Séries+ and Historia. On May 28, 2018, the Competition Bureau announced that it did not approve the sale of the channels to BCE. As a result, BCE and Corus terminated their agreement.

2017

ACQUISITION OF MTS

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares. BCE funded the cash component of the transaction through debt financing.

Bell MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The acquisition of MTS allows us to reach more Canadians through the expansion of our wireless and wireline broadband networks while supporting our goal of being recognized by customers as Canada’s leading communications company.

The results from the acquired MTS operations are included in our Bell Wireline and Bell Wireless segments from the date of acquisition.

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The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	1,339
Issuance of 27.6 million BCE common shares (1)	1,594
Total cost to be allocated	2,933
Trade and other receivables	91
Other non-cash working capital (6)	(121)
Assets held for sale (2)	302
Property, plant and equipment	978
Finite-life intangible assets (3)(6)	929
Indefinite-life intangible assets (4)	280
Deferred tax assets	32
Other non-current assets (6)	137
Debt due within one year	(251)
Long-term debt	(721)
Other non-current liabilities (6)	(50)
1,606
Cash and cash equivalents	(16)
Fair value of net assets acquired	1,590
Goodwill (5)	1,343

(1)	Recorded at fair value based on the market price of BCE common shares on the acquisition date.
(2)	Consists of finite-life and indefinite-life intangible assets recorded at fair value less costs to sell.
(3)	Consists mainly of customer relationships.
(4)	Indefinite-life intangible assets of $228 million and $52 million were allocated to our Bell Wireless and Bell Wireline groups of CGUs, respectively.
(5)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $677 million and $666 million was allocated to our Bell Wireless and Bell Wireline groups of CGUs, respectively.
(6)	Reflects the impact of the retrospective adoption of IFRS 15 on January 1, 2018. See Note 34, Adoption of IFRS 15, for additional details.

As a result of the acquisition of MTS, we acquired non-capital tax loss carryforwards of approximately $1.5 billion and recognized a deferred tax asset of approximately $300 million which was realized in 2017.

In 2017, operating revenues of $730  million and net earnings of $100 million from the acquired MTS operations are included in the consolidated income statements from the date of acquisition. BCE’s consolidated operating revenues and net earnings for the year ended December 31, 2017 would have been $22,950 million and $3,061 million, respectively, had the acquisition of MTS occurred on January 1, 2017. These proforma amounts reflect the elimination of intercompany transactions, financing costs and the amortization of certain elements of the purchase price allocation and related tax adjustments.

During Q2 2017, BCE completed the previously announced divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to Telus for total proceeds of $323 million.

Subsequent to the acquisition of MTS, on March 17, 2017, BCE transferred to Xplornet Communications Inc. (Xplornet) a total of 40 Megahertz (MHz) of 700 MHz, advanced wireless services-1 and 2500 MHz wireless spectrum which was previously held by MTS. As previously agreed to, BCE transferred wireless customers to Xplornet in Q4 2018 as Xplornet launched its mobile wireless service.

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ACQUISITION OF CIESLOK MEDIA LTD. (CIESLOK MEDIA)

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media for a total cash consideration of $161 million.

Cieslok Media specializes in large-format outdoor advertising in key urban areas across Canada. This acquisition contributes to growing and strengthening our digital presence in OOH advertising. Cieslok Media is included in our Bell Media segment in our consolidated financial statements.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	161
Total cost to be allocated	161
Trade and other receivables	11
Other non-cash working capital	(4)
Property, plant and equipment	13
Finite-life intangible assets	6
Indefinite-life intangible assets	76
Deferred tax liabilities	(20)
Other non-current liabilities	(1)
81
Cash and cash equivalents	1
Fair value of net assets acquired	82
Goodwill (1)	79

(1)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the year ended December 31, 2017.

Note 4	Segmented information

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant accounting policies. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other expense are managed on a corporate basis and, accordingly, are not reflected in segment results.

Substantially all of our operations and assets are located in Canada.

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. The results from the acquired MTS operations are included in our Bell Wireless and Bell Wireline segments from the date of acquisition.

Our Bell Wireless segment provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Wireline segment provides data, including Internet access and IPTV, local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH advertising services to customers nationally across Canada.

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SEGMENTED INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		8,372	12,419	2,677	–	23,468
Inter-segment		50	243	444	(737)	–
Total operating revenues		8,422	12,662	3,121	(737)	23,468
Operating costs	5	(4,856)	(7,386)	(2,428)	737	(13,933)
Segment profit (1)		3,566	5,276	693	–	9,535
Severance, acquisition and other costs	6					(136)
Depreciation and amortization	15, 16					(4,014)
Finance costs
Interest expense	7					(1,000)
Interest on post-employment benefit obligations	24					(69)
Other expense	8					(348)
Income taxes	9					(995)
Net earnings						2,973
Goodwill	19	3,048	4,679	2,931	–	10,658
Indefinite-life intangible assets	16	3,948	1,692	2,467	–	8,107
Capital expenditures		656	3,201	114	–	3,971
(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE YEAR ENDED DECEMBER 31, 2017	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		7,881	12,200	2,676	–	22,757
Inter-segment		45	200	428	(673)	–
Total operating revenues		7,926	12,400	3,104	(673)	22,757
Operating costs	5	(4,550)	(7,210)	(2,388)	673	(13,475)
Segment profit (1)		3,376	5,190	716	–	9,282
Severance, acquisition and other costs	6					(190)
Depreciation and amortization	15, 16					(3,844)
Finance costs
Interest expense	7					(955)
Interest on post-employment benefit obligations	24					(72)
Other expense	8					(102)
Income taxes	9					(1,069)
Net earnings						3,050
Goodwill	19	3,032	4,497	2,899	–	10,428
Indefinite-life intangible assets	16	3,891	1,692	2,645	–	8,228
Capital expenditures		731	3,174	129	–	4,034

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

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REVENUES BY SERVICES AND PRODUCTS

The following table presents our revenues disaggregated by type of services and products.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Services (1)
Wireless	6,258	6,048
Data	7,466	7,192
Voice	3,793	3,968
Media	2,677	2,676
Other services	247	211
Total services	20,441	20,095
Products (2)
Wireless	2,114	1,833
Data	466	410
Equipment and other	447	419
Total products	3,027	2,662
Total operating revenues	23,468	22,757

(1)	Our service revenues are generally recognized over time.
(2)	Our product revenues are generally recognized at a point in time.

Note 5	Operating costs

FOR THE YEAR ENDED DECEMBER 31	NOTE	2018	2017
Labour costs
Wages, salaries and related taxes and benefits		(4,274)	(4,156)
Post-employment benefit plans service cost (net of capitalized amounts)	24	(266)	(242)
Other labour costs (1)		(1,043)	(1,056)
Less:
Capitalized labour		1,093	1,043
Total labour costs		(4,490)	(4,411)
Cost of revenues (2)		(7,360)	(7,014)
Other operating costs (3)		(2,083)	(2,050)
Total operating costs		(13,933)	(13,475)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

Research and development expenses of $106 million and $119 million are included in operating costs for 2018 and 2017, respectively.

Note 6	Severance, acquisition and other costs

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Severance	(92)	(79)
Acquisition and other	(44)	(111)
Total severance, acquisition and other costs	(136)	(190)

SEVERANCE COSTS

Severance costs consist of charges related to workforce reduction initiatives and include a 4% reduction in management workforce across BCE in 2018.

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ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include a loss on transfer of spectrum licences relating to the MTS acquisition in 2017.

Note 7	Interest expense

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Interest expense on long-term debt	(918)	(898)
Interest expense on other debt	(133)	(101)
Capitalized interest	51	44
Total interest expense	(1,000)	(955)

Interest expense on long-term debt includes interest on finance leases of $142 million and $145 million for 2018 and 2017, respectively.

Capitalized interest was calculated using an average rate of 3.88% and 3.81% for 2018 and 2017, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

Note 8	Other expense

FOR THE YEAR ENDED DECEMBER 31	NOTE	2018	2017
Impairment of assets	15, 16	(200)	(82)
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled
share-based compensation plans (1)		(80)	76
Equity losses from investments in associates and joint ventures	17
Loss on investment		(20)	(22)
Operations		(15)	(9)
Loss on investments		(34)	(5)
Early debt redemption costs	22	(20)	(20)
Gains (losses) on retirements and disposals of property, plant and equipment and intangible assets		11	(47)
Other (1)		10	7
Total other expense		(348)	(102)

(1)	We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

IMPAIRMENT OF ASSETS

2018

Impairment charges in  2018 included $145  million allocated to indefinite-life intangible assets, and $14 million allocated to finite-life intangible assets. These impairment charges primarily relate to our French TV channels within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels and subscriber erosion. The charges were determined by comparing the carrying value of the CGUs to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2019 to December 31, 2023, using a discount rate of 8.0% to 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $515 million at December 31, 2018. In the previous year’s impairment analysis, the company’s French Pay and French Specialty TV channels were tested for recoverability separately. In 2018, the CGUs were grouped to form one French CGU which reflects the evolution of the cash flows from our content strategies as well as the CRTC beginning to regulate Canadian broadcasters under a group licence approach based on language.

Additionally, in 2018, we recorded an indefinite-life intangible asset impairment charge of $31 million within our Bell Media segment as a result of a strategic decision to retire a brand.

2017

In 2017, we recorded impairment charges of $82 million, of which $70  million was allocated to indefinite-life intangible assets, and $12 million to finite-life intangible assets. The impairment charges relate to our music TV channels and two small market radio station CGUs within our Bell Media segment. These impairments were the result of revenue and profitability declines from lower audience levels. The charges were determined by comparing the carrying value of the CGUs

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to their fair value less costs of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of January 1, 2018 to December 31, 2022, using a discount rate of 8.5% and a perpetuity growth rate of nil, as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $67 million at December 31, 2017.

EQUITY LOSSES FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We recorded a loss on investment of $20 million in 2018 and 2017, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

LOSSES ON INVESTMENTS

In 2018, we recorded losses on investments of $34 million which included a loss on an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Note 9	Income taxes

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Current taxes
Current taxes	(775)	(758)
Uncertain tax positions	8	(9)
Change in estimate relating to prior periods	12	40
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(352)	(71)
Change in estimate relating to prior periods	8	11
Recognition and utilization of loss carryforwards	44	(304)
Effect of change in provincial corporate tax rate	–	(3)
Resolution of uncertain tax positions	60	25
Total income taxes	(995)	(1,069)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 27.0% and 27.1% for 2018 and 2017, respectively.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Net earnings	2,973	3,050
Add back income taxes	995	1,069
Earnings before income taxes	3,968	4,119
Applicable statutory tax rate	27.0%	27.1%
Income taxes computed at applicable statutory rates	(1,071)	(1,116)
Non-taxable portion of losses on investments	(9)	(1)
Uncertain tax positions	68	16
Effect of change in provincial corporate tax rate	–	(3)
Change in estimate relating to prior periods	20	51
Non-taxable portion of equity losses	(10)	(10)
Other	7	(6)
Total income taxes	(995)	(1,069)
Average effective tax rate	25.1%	25.9%

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BCE Inc. 2018 Annual Report

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

	2018		2017
FOR THE YEAR ENDED DECEMBER 31	OTHER COMPREHENSIVE INCOME	DEFICIT	OTHER COMPREHENSIVE LOSS	DEFICIT
Current taxes	41	5	10	9
Deferred taxes	(104)	(11)	103	2
Total income taxes (expense) recovery	(63)	(6)	113	11

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.
NET DEFERRED TAX LIABILITY	NOTE	NON- CAPITAL LOSS CARRY- FORWARDS	POST- EMPLOY- MENT BENEFIT PLANS	INDEFINITE- LIFE INTANGIBLE ASSETS	PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS	INVESTMENT TAX CREDITS	CRTC TANGIBLE BENEFITS	OTHER	TOTAL
January 1, 2017		21	454	(1,680)	(1,198)	(9)	44	(128)	(2,496)
Income statement		(304)	(31)	(8)	10	7	(14)	(2)	(342)
Business acquisitions	3	300	(11)	(73)	(209)	(5)	–	10	12
Other comprehensive income		–	82	–	–	–	–	21	103
Deficit		–	–	–	–	–	–	2	2
Other		–	–	–	(3)	–	–	(2)	(5)
December 31, 2017		17	494	(1,761)	(1,400)	(7)	30	(99)	(2,726)
Income statement		109	(14)	(2)	(248)	3	(14)	(74)	(240)
Business acquisitions		3	–	–	(16)	–	–	1	(12)
Other comprehensive income		–	(65)	–	–	–	–	(39)	(104)
Deficit		–	–	–	–	–	–	(11)	(11)
Other		–	–	–	15	–	–	27	42
December 31, 2018		129	415	(1,763)	(1,649)	(4)	16	(195)	(3,051)

At December 31, 2018, BCE had $645  million of non-capital loss carryforwards. We:
  recognized a deferred tax asset of $129 million for $478 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2024 to 2038.
  did not recognize a deferred tax asset for $167 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2038.

At December 31, 2018, BCE had $806 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2017, BCE had $208  million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $17 million for $64 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2029 to 2037.
  did not recognize a deferred tax asset for $144 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2037.

At December 31, 2017, BCE had $827 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

Note 10	Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Net earnings attributable to common shareholders – basic	2,785	2,866
Dividends declared per common share (in dollars)	3.02	2.87
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	898.6	894.3
Assumed exercise of stock options (1)	0.3	0.6
Weighted average number of common shares outstanding – diluted (in millions)	898.9	894.9

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 12,252,594 in 2018 and 3,031,125 in 2017.

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Note 11	Trade and other receivables

AS AT	NOTE	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Trade receivables (1)		3,026	3,135	2,973
Allowance for doubtful accounts	26	(51)	(54)	(60)
Allowance for revenue adjustments		(106)	(84)	(83)
Current tax receivable		14	31	35
Other accounts receivable		123	101	123
Total trade and other receivables		3,006	3,129	2,988

(1)	The details of securitized trade receivables are set out in Note 21, Debt due within one year.

Note 12	Inventory

AS AT	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Wireless devices and accessories	202	179	179
Merchandise and other	230	201	224
Total inventory	432	380	403

The total amount of inventory subsequently recognized as an expense in cost of revenues was $2,980 million and $2,689 million for 2018 and 2017, respectively.

Note 13	Contract assets and liabilities

The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

	CONTRACT ASSETS(1)		CONTRACT LIABILITIES
FOR THE YEAR ENDED DECEMBER 31	2018	2017	2018	2017
Opening balance, January 1	1,263	1,121	894	848
Revenue recognized included in contract liabilities at the beginning of the year	–	–	(625)	(634)
Revenue recognized from contract liabilities included in contract assets at the beginning of the year	154	139	–	–
Increase in contract liabilities during the year	–	–	628	658
Increase in contract liabilities included in contract assets during the year	(168)	(144)	–	–
Increase in contract assets from revenue recognized during the year	1,770	1,483	–	–
Contract assets transferred to trade receivables	(1,321)	(1,172)	–	–
Acquisitions	–	50	13	29
Contract terminations transferred to trade receivables	(219)	(207)	(4)	(2)
Other	14	(7)	(7)	(5)
Ending balance, December 31	1,493	1,263	899	894

(1)	Net of allowance for doubtful accounts of $91 million, $96 million and $92 million at December 31, 2018, December 31, 2017 and January 1, 2017, respectively. See Note 26, Financial and capital management , for additional details.

Note 14	Contract costs

The table below provides a reconciliation of the contract costs balance.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Opening balance, January 1	636	618
Incremental costs of obtaining a contract and contract fulfillment costs	567	526
Amortization included in operating costs	(477)	(508)
Impairment charges included in operating costs	(19)	–
Ending balance, December 31	707	636

Contract costs are amortized over a period ranging from 12 to 84 months.

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Note 15	Property, plant and equipment

FOR THE YEAR ENDED DECEMBER 31, 2018	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	ASSETS UNDER CONSTRUCTION	TOTAL(1)
COST
January 1, 2018		61,484	5,961	1,774	69,219
Additions		2,699	72	1,437	4,208
Acquisition through business combinations		144	49	–	193
Transfers		898	43	(1,447)	(506)
Retirements and disposals		(969)	(54)	–	(1,023)
Impairment losses recognized in earnings	8	(8)	–	–	(8)
December 31, 2018		64,248	6,071	1,764	72,083
ACCUMULATED DEPRECIATION
January 1, 2018		41,949	3,241	–	45,190
Depreciation		2,923	222	–	3,145
Retirements and disposals		(931)	(52)	–	(983)
Other		(107)	(6)	–	(113)
December 31, 2018		43,834	3,405	–	47,239
NET CARRYING AMOUNT
January 1, 2018		19,535	2,720	1,774	24,029
December 31, 2018		20,414	2,666	1,764	24,844

(1)	Includes assets under finance leases.
FOR THE YEAR ENDED DECEMBER 31, 2017	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	ASSETS UNDER CONSTRUCTION	TOTAL(1)
COST
January 1, 2017	58,670	5,572	1,374	65,616
Additions	2,491	70	1,587	4,148
Acquisition through business combinations	653	264	76	993
Transfers	775	77	(1,263)	(411)
Retirements and disposals	(1,105)	(22)	–	(1,127)
December 31, 2017	61,484	5,961	1,774	69,219
ACCUMULATED DEPRECIATION
January 1, 2017	40,228	3,047	–	43,275
Depreciation	2,813	221	–	3,034
Retirements and disposals	(1,054)	(19)	–	(1,073)
Other	(38)	(8)	–	(46)
December 31, 2017	41,949	3,241	–	45,190
NET CARRYING AMOUNT
January 1, 2017	18,442	2,525	1,374	22,341
December 31, 2017	19,535	2,720	1,774	24,029

(1)	Includes assets under finance leases.

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BCE Inc. 2018 Annual Report

FINANCE LEASES

BCE’s significant finance leases are for satellites and office premises. The office leases have an average lease term of 22 years. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. These satellite leases are non-cancellable.

The following table shows additions to and the net carrying amount of assets under finance leases.

	ADDITIONS		NET CARRYING AMOUNT
FOR THE YEAR ENDED DECEMBER 31	2018	2017	2018	2017
Network infrastructure and equipment	405	334	1,487	1,435
Land and buildings	1	2	460	467
Total	406	336	1,947	1,902

The following table provides a reconciliation of our minimum future lease payments to the present value of our finance lease obligations.

AT DECEMBER 31, 2018	NOTE	2019	2020	2021	2022	2023	THERE- AFTER	TOTAL
Minimum future lease payments	26	586	513	344	276	238	667	2,624
Less:
Future finance costs		(120)	(101)	(83)	(66)	(49)	(108)	(527)
Present value of future lease obligations		466	412	261	210	189	559	2,097

Note 16	Intangible assets

		FINITE-LIFE					INDEFINITE-LIFE
FOR THE YEAR ENDED DECEMBER 31, 2018	NOTE	SOFTWARE	CUSTOMER RELATION-SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2018		8,689	1,950	741	393	11,773	2,443	3,534	2,251	8,228	20,001
Additions		362	13	967	106	1,448	–	56	–	56	1,504
Acquired through business combinations		9	51	–	1	61	1	–	5	6	67
Transfers		506	–	–	4	510	(4)	–	–	(4)	506
Retirements and disposals		(41)	–	–	(4)	(45)	–	(1)	–	(1)	(46)
Impairment losses recognized in earnings	8	–	–	(14)	–	(14)	(31)	(2)	(145)	(178)	(192)
Amortization included in operating costs		–	–	(990)	–	(990)	–	–	–	–	(990)
December 31, 2018		9,525	2,014	704	500	12,743	2,409	3,587	2,111	8,107	20,850
ACCUMULATED AMORTIZATION
January 1, 2018		5,976	612	–	155	6,743	–	–	–	–	6,743
Amortization		707	115	–	47	869	–	–	–	–	869
Retirements and disposals		(39)	–	–	(4)	(43)	–	–	–	–	(43)
Other		76	–	–	–	76	–	–	–	–	76
December 31, 2018		6,720	727	–	198	7,645	–	–	–	–	7,645
NET CARRYING AMOUNT
January 1, 2018		2,713	1,338	741	238	5,030	2,443	3,534	2,251	8,228	13,258
December 31, 2018		2,805	1,287	704	302	5,098	2,409	3,587	2,111	8,107	13,205

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BCE Inc. 2018 Annual Report

		FINITE-LIFE					INDEFINITE-LIFE
FOR THE YEAR ENDED DECEMBER 31, 2017	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2017		7,861	1,159	682	350	10,052	2,333	3,288	2,322	7,943	17,995
Additions		344	31	1,009	7	1,391	–	–	–	–	1,391
Acquired through business combinations		98	780	–	103	981	110	246	–	356	1,337
Transfers		407	–	–	–	407	–	–	(1)	(1)	406
Retirements and disposals		(21)	(20)	–	(55)	(96)	–	–	–	–	(96)
Impairment losses recognized in earnings	8	–	–	–	(12)	(12)	–	–	(70)	(70)	(82)
Amortization included in operating costs		–	–	(950)	–	(950)	–	–	–	–	(950)
December 31, 2017		8,689	1,950	741	393	11,773	2,443	3,534	2,251	8,228	20,001
ACCUMULATED AMORTIZATION
January 1, 2017		5,316	513	–	168	5,997	–	–	–	–	5,997
Amortization		672	99	–	39	810	–	–	–	–	810
Retirements and disposals		(21)	–	–	(52)	(73)	–	–	–	–	(73)
Other		9	–	–	–	9	–	–	–	–	9
December 31, 2017		5,976	612	–	155	6,743	–	–	–	–	6,743
NET CARRYING AMOUNT
January 1, 2017		2,545	646	682	182	4,055	2,333	3,288	2,322	7,943	11,998
December 31, 2017		2,713	1,338	741	238	5,030	2,443	3,534	2,251	8,228	13,258

Note 17	Investments in associates and joint ventures

The following tables provide summarized financial information with respect to BCE’s associates and joint ventures. For more details on our associates and joint ventures see Note 32, Related party transactions.

STATEMENTS OF FINANCIAL POSITION

AS AT	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Assets	3,819	3,796	3,856
Liabilities	(2,253)	(2,155)	(2,119)
Total net assets	1,566	1,641	1,737
BCE’s share of net assets	798	814	852

INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2018	2017
Revenues		2,128	1,863
Expenses		(2,191)	(1,924)
Total net losses		(63)	(61)
BCE’s share of net losses	8	(35)	(31)

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BCE Inc. 2018 Annual Report

Note 18	Other non-current assets

AS AT	NOTE	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Net assets of post-employment benefit plans	24	331	262	403
Investments (1)		114	106	88
Publicly-traded and privately-held investments	26	110	103	103
Long-term notes and other receivables		89	101	64
Derivative assets	26	68	51	126
Other		135	134	113
Total other non-current assets		847	757	897

(1)	These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 19	Goodwill

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2018 and 2017.

BCE’s groups of CGUs correspond to our reporting segments.

	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	BCE
Balance at January 1, 2017	2,304	3,831	2,823	8,958
Acquisitions and other	728	666	76	1,470
Balance at December 31, 2017	3,032	4,497	2,899	10,428
Acquisitions and other	16	182	32	230
Balance at December 31, 2018	3,048	4,679	2,931	10,658

IMPAIRMENT TESTING

As described in Note 2, Significant accounting policies, goodwill is tested annually for impairment by comparing the carrying value of a CGU or group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use.

VALUE IN USE

The value in use for a CGU or group of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	ASSUMPTIONS USED
GROUPS OF CGUS	PERPETUITY GROWTH RATE	DISCOUNT RATE
Bell Wireless	0.8%	9.1%
Bell Wireline	1.0%	6.0%
Bell Media	1.0%	8.5%

The recoverable amounts determined in a prior year for the Bell Wireless and Bell Wireline groups of CGUs exceed their corresponding current carrying values by a substantial margin and have been carried forward and used in the impairment test for the current year. We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless or Bell Wireline groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.6%) in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

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BCE Inc. 2018 Annual Report

Note 20	Trade payables and other liabilities

AS AT	NOTE	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Trade payables and accruals		2,535	2,448	2,319
Compensation payable		589	560	531
Taxes payable		129	150	137
Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability (1)	26	135	135	135
Derivative liabilities	26	27	96	18
CRTC tangible benefits obligation	26	38	38	51
Provisions	23	66	55	39
Severance and other costs payable		63	29	30
CRTC deferral account obligation	26	16	28	32
Other current liabilities		343	336	379
Total trade payables and other liabilities		3,941	3,875	3,671

(1)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other expense in the income statements.

Note 21	Debt due within one year

	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2018	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Notes payable (1)	26	2.82%	3,201	3,151	2,649
Loans secured by trade receivables	26	2.83%	919	921	931
Long-term debt due within one year (2)		5.16%	525	1,106	835
Unsecured committed term credit facility (3)			–	–	479
Net unamortized discount			–	–	(1)
Unamortized debt issuance costs			–	–	(6)
Total long-term debt due within one year	22		525	1,106	1,307
Total debt due within one year			4,645	5,178	4,887

(1)	Includes commercial paper of $2,314 million in U.S. dollars ($3,156 million in Canadian dollars), $2,484 million in U.S. dollars ($3,116 million in Canadian dollars) and $1,945 million in U.S. dollars ($2,612 million in Canadian dollars) as at December 31, 2018, December 31, 2017 and January 1, 2017, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations through forward currency contracts. See Note 26, Financial and capital management, for additional details.
(2)	Included in long-term debt due within one year is the current portion of finance leases of $466 million, $445 million and $435 million as at December 31, 2018, December 31, 2017 and January 1, 2017, respectively.
(3)	In 2017, Bell Canada repaid $357 million in U.S. dollars (approximately $480 million in Canadian dollars) representing all of the borrowings outstanding under its unsecured committed term credit facility. Accordingly, this credit facility was closed and the cross currency basis swap which was used to hedge the U.S. currency exposure under such credit facility was settled. See Note 26, Financial and capital management, for additional details.

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BCE Inc. 2018 Annual Report

SECURITIZED TRADE RECEIVABLES

Our securitized trade receivables programs are recorded as floating rate revolving loans secured by certain trade receivables and expire on December 31, 2019 and November 1, 2020.

The following table provides further details on our securitized trade receivables programs.

	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Average interest rate throughout the year	2.41%	1.74%	1.51%
Securitized trade receivables	1,998	1,867	1,904

We continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The buyers will reinvest the amounts collected by buying additional interests in our trade receivables until the securitized trade receivables agreements expire or are terminated. The buyers and their investors have no further claim on our other assets if customers do not pay the amounts owed.

CREDIT FACILITIES

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $4 billion in Canadian currency which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2018. The maximum amounts of the commercial paper programs and the committed credit facilities both reflect an increase of $500 million effective on December 6, 2018 and October 17, 2018, respectively, as compared to December 31, 2017. The total amount of the net committed available revolving and expansion credit facilities may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2018.

	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving credit and expansion facilities (1)(2)	4,000	–	–	3,156	844
Other	134	–	107	–	27
Total committed credit facilities	4,134	–	107	3,156	871
Total non-committed credit facilities	3,014	–	1,964	–	1,050
Total committed and non-committed credit facilities	7,148	–	2,071	3,156	1,921

(1)	Bell Canada’s $2.5 billion and additional $500 million revolving credit facilities expire in November 2023 and November 2019, respectively, and its $1 billion committed expansion credit facility expires in November 2021. Bell Canada has the option, subject to certain conditions, to convert advances outstanding under the additional $500 million revolving credit facility into a term loan with a maximum one-year term.
(2)	As of December 31, 2018, Bell Canada’s outstanding commercial paper included $2,314 million in U.S. dollars ($3,156 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.

RESTRICTIONS

Some of our credit agreements:

  require us to meet specific financial ratios
  require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada

We are in compliance with all conditions and restrictions under such credit agreements.

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BCE Inc. 2018 Annual Report

Note 22	Long-term debt

	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2018	MATURITY	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Debt securities
1997 trust indenture		3.85%	2020–2047	14,750	14,950	13,600
1976 trust indenture		9.54%	2021–2054	1,100	1,100	1,100
2011 trust indenture(1)		4.00%	2024	225	425	–
2001 trust indenture(1)				–	200	–
2016 U.S. trust indenture(2)		4.46%	2048	1,569	–	–
1996 trust indenture (subordinated)		8.21%	2026–2031	275	275	275
Finance leases	15	6.67%	2019–2047	2,097	2,172	2,260
Unsecured committed term credit facility (3)				–	–	479
Other				308	195	188
Total debt				20,324	19,317	17,902
Net unamortized premium				21	50	18
Unamortized debt issuance costs				(60)	(46)	(41)
Less:
Amount due within one year	21			(525)	(1,106)	(1,307)
Total long-term debt				19,760	18,215	16,572

(1)	As part of the acquisition of MTS, on March 17, 2017, Bell Canada assumed all of MTS’ debt issued under its 2001 and 2011 trust indentures. The 2001 trust indenture was closed following the redemption in October 2018 of the remaining outstanding notes under such trust indenture.
(2)	In 2018, Bell Canada issued notes under the 2016 U.S. trust indenture for an aggregate amount of $1,150 million in U.S. dollars ($1,493 million in Canadian dollars), which have been hedged for foreign currency fluctuations through cross currency basis swaps. See Note 26, Financial and capital management, for additional details.
(3)	In 2017, Bell Canada repaid $357 million in U.S. dollars ($480 million in Canadian dollars) representing all of the borrowings outstanding under its unsecured committed term credit facility. Accordingly, this credit facility was closed and the cross currency basis swap which was used to hedge the U.S. currency exposure under such credit facility was settled. See Note 26, Financial and capital management, for additional details.

Bell Canada’s debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture, which have been issued in U.S. dollars. All debt securities bear a fixed interest rate.

RESTRICTIONS

Some of our debt agreements:

  impose covenants and new issue tests
  require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements

We are in compliance with all conditions and restrictions under such debt agreements.

All outstanding debt securities have been issued under trust indentures and are unsecured. All debt securities have been issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

2018

On October 15, 2018, Bell Canada redeemed, prior to maturity, its 5.625% Series 8 notes, having an outstanding principal amount of $200 million, which were due on December 16, 2019.

On September 21, 2018, Bell Canada redeemed, prior to maturity, its 3.35% Series M-25 medium term notes (MTN) debentures, having an outstanding principal amount of $1 billion, which were due on June 18, 2019.

On September 14, 2018, and March 29, 2018, Bell Canada issued 4.464% Series US-1 Notes under its 2016 U.S. trust indenture, with a principal amount of US $400  million (C$526 million) and US $750  million (C$967 million), respectively, which mature on April 1, 2048.

On August  21, 2018, Bell Canada issued 3.80% Series M-48  MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on August 21, 2028.

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BCE Inc. 2018 Annual Report

On May 4, 2018, Bell Canada redeemed, prior to maturity, its 3.50% Series M-28 MTN debentures, having an outstanding principal amount of $400 million, which were due on September 10, 2018.

On April 16, 2018, Bell Canada redeemed, prior to maturity, its 4.59% Series 9 notes, having an outstanding principal amount of $200 million, which were due on October 1, 2018. In addition, on the same date, Bell Canada redeemed, prior to maturity, its 5.52% Series M-33 debentures, having an outstanding principal amount of $300 million, which were due on February 26, 2019.

On March 12, 2018, Bell Canada issued 3.35% Series M-47 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on March 12, 2025.

For the year ended December  31, 2018, we incurred early debt redemption charges of $20 million, which were recorded in Other expense in the income statement.

2017

On October 30, 2017, Bell Canada redeemed, prior to maturity, its 4.40% Series M-22 MTN debentures, having an outstanding principal amount of $1 billion, which were due on March 16, 2018.

On October 9, 2017, Bell Canada redeemed, prior to maturity, its 4.88% Series M-36 debentures, having an outstanding principal amount of $300 million, which were due on April 26, 2018.

On September 29, 2017, Bell Canada issued 3.00% Series M-40 MTN debentures under its 1997 trust indenture, with a principal amount of $700 million, which mature on October 3, 2022. The Series M-40 MTN debentures were issued as part of an existing series of MTN debentures. In addition, on the same date, Bell Canada issued 3.60% Series M-46 MTN debentures under its 1997 trust indenture, with a principal amount of $800 million, which mature on September 29, 2027.

On May 12, 2017, Bell Canada redeemed, prior to maturity, its 4.37% Series M-35 debentures, having an outstanding principal amount of $350 million, which were due on September 13, 2017.

On February 27, 2017, Bell Canada issued 2.70% Series M-44 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on February 27, 2024. In addition, on the same date, Bell Canada issued 4.45% Series M-45 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on February 27, 2047.

For the year ended December  31, 2017, we incurred early debt redemption charges of $20 million, which were recorded in Other expense in the income statement.

Note 23	Provisions

FOR THE YEAR ENDED DECEMBER 31	NOTE	AROs	OTHER (1)	TOTAL
January 1, 2018		170	158	328
Additions		38	47	85
Usage		(4)	(29)	(33)
Reversals		(5)	(8)	(13)
Acquired through business combinations		–	4	4
December 31, 2018		199	172	371
Current	20	16	50	66
Non-current	25	183	122	305
December 31, 2018		199	172	371

(1)	Other includes environmental, legal, regulatory and vacant space provisions.

AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

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Note 24	Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.

We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Pension Fund Committee, a committee of our board of directors.

The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.

The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2018	2017
DB pension	(213)	(208)
DC pension	(106)	(102)
OPEBs	(3)	(6)
Plan amendment gain on OPEBs and DB pension	–	16
Less:
Capitalized benefit plans cost	56	58
Total post-employment benefit plans service cost included in operating costs	(266)	(242)
Other costs recognized in severance, acquisition and other costs	(4)	(10)
Total post-employment benefit plans service cost	(270)	(252)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE YEAR ENDED DECEMBER 31	2018	2017
DB pension	(23)	(18)
OPEBs	(46)	(54)
Total interest on post-employment benefit obligations	(69)	(72)

The statements of comprehensive income include the following amounts before income taxes.

	2018	2017
Cumulative losses recognized directly in equity, January 1	(2,984)	(2,646)
Actuarial gains (losses) in other comprehensive income (1)	79	(313)
Decrease (increase) in the effect of the asset limit (2)	13	(25)
Cumulative losses recognized directly in equity, December 31	(2,892)	(2,984)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income are $3,138 million in 2018.
(2)	The cumulative decrease in the effect of the asset limit recognized in the statements of comprehensive income is $246 million in 2018.

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BCE Inc. 2018 Annual Report

COMPONENTS OF POST-EMPLOYMENT BENEFIT (OBLIGATIONS) ASSETS

The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2018	2017	2018	2017	2018	2017
Post-employment benefit obligations, January 1	(24,404)	(20,853)	(1,653)	(1,684)	(26,057)	(22,537)
Current service cost	(213)	(208)	(3)	(6)	(216)	(214)
Interest on obligations	(864)	(896)	(56)	(65)	(920)	(961)
Actuarial gains (losses) (1)	750	(1,193)	163	(28)	913	(1,221)
Net curtailment (losses) gains	(4)	(4)	–	16	(4)	12
Loss on plan transfer	–	(6)	–	–	–	(6)
Benefit payments	1,342	1,320	80	81	1,422	1,401
Employee contributions	(11)	(10)	–	–	(11)	(10)
Acquisition of MTS	–	(2,677)	–	(5)	–	(2,682)
Plan transfer	–	122	–	–	–	122
Other	–	1	–	38	–	39
Post-employment benefit obligations, December 31	(23,404)	(24,404)	(1,469)	(1,653)	(24,873)	(26,057)
Fair value of plan assets, January 1	23,945	20,563	299	280	24,244	20,843
Expected return on plan assets (2)	841	878	10	11	851	889
Actuarial (losses) gains (1)	(817)	896	(17)	12	(834)	908
Benefit payments	(1,342)	(1,320)	(80)	(81)	(1,422)	(1,401)
Employer contributions	433	305	75	77	508	382
Employee contributions	11	10	–	–	11	10
Acquisition of MTS	–	2,735	–	–	–	2,735
Plan transfer	–	(122)	–	–	–	(122)
Fair value of plan assets, December 31	23,071	23,945	287	299	23,358	24,244
Plan deficit	(333)	(459)	(1,182)	(1,354)	(1,515)	(1,813)
Effect of asset limit	(20)	(33)	–	–	(20)	(33)
Post-employment benefit liability, December 31	(353)	(492)	(1,182)	(1,354)	(1,535)	(1,846)
Post-employment benefit assets included in other non-current assets	331	262	–	–	331	262
Post-employment benefit obligations	(684)	(754)	(1,182)	(1,354)	(1,866)	(2,108)

(1)	Actuarial gains (losses) include experience (losses) gains of ($693 million) in 2018 and $911 million in 2017.
(2)	The actual return on plan assets was $17 million or 0.2% in 2018 and $1,797 million or 8.2% in 2017.

On January 15, 2016, MTS completed the sale of its wholly-owned subsidiaries Allstream Inc., Allstream Fibre U.S., and Delphi Solutions Corp. (collectively, Allstream), to Zayo Group Holdings Inc. As part of the sale agreement, MTS retained Allstream’s two existing DB pension plans including the benefit obligations for retirees and other former employees. On October 31, 2017, we completed the transfer of assets and liabilities related to pre-closing service obligations for Allstream’s active employees from the existing Allstream DB pension plans to two new Zayo Canada Inc. pension plans.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED			PARTIALLY FUNDED (1)			UNFUNDED (2)			TOTAL
	DEC. 31, 2018	DEC. 31, 2017	JAN 1, 2017	DEC. 31, 2018	DEC. 31, 2017	JAN 1, 2017	DEC. 31, 2018	DEC. 31, 2017	JAN 1, 2017	DEC. 31, 2018	DEC. 31, 2017	JAN 1, 2017
Present value of post-employment benefit obligations	(22,765)	(23,746)	(20,249)	(1,816)	(1,976)	(1,995)	(292)	(335)	(293)	(24,873)	(26,057)	(22,537)
Fair value of plan assets	23,018	23,894	20,520	340	350	323	–	–	–	23,358	24,244	20,843
Plan surplus (deficit)	253	148	271	(1,476)	(1,626)	(1,672)	(292)	(335)	(293)	(1,515)	(1,813)	(1,694)

(1)	The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)	Our unfunded plans consist of OPEBs, which are pay-as-you-go.

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SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS AND OPEB PLANS
AS AT	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Post-employment benefit obligations
Discount rate	3.8%	3.6%	4.0%
Rate of compensation increase	2.25%	2.25%	2.25%
Cost of living indexation rate (1)	1.6%	1.6%	1.6%
Life expectancy at age 65 (years)	23.1	23.2	23.1

(1)	Cost of living indexation rate is only applicable to DB pension plans.

	DB PENSION PLANS AND OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2018	2017
Net post-employment benefit plans cost
Discount rate	3.7%	4.2%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate (1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.2	23.1

(1)	Cost of living indexation rate is only applicable to DB pension plans.

The weighted average duration of the post-employment benefit obligation is 14 years.

We assumed the following trend rates in healthcare costs:

  an annual increase in the cost of medication of 7% for 2018 decreasing to 4.5% over 20 years an annual increase in the cost of covered dental benefits of 4%
  an annual increase in the cost of covered hospital benefits of 3.3%
  an annual increase in the cost of other covered healthcare benefits of 3%

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE
Total service and interest cost	5	(3)
Post-employment benefit obligations	111	(90)

SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2018 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2018 – INCREASE/(DECREASE)
	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION
Discount rate	0.5%	(77)	65	(1,605)	1,716
Life expectancy at age 65	1 year	35	(34)	796	(771)

POST-EMPLOYMENT BENEFIT PLAN ASSETS

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of funds.

The following table shows the target allocations for 2018 and the allocation of our post-employment benefit plan assets at December 31, 2018 and 2017, and at January 1, 2017.

	WEIGHTED AVERAGE TARGET ALLOCATION	TOTAL PLAN ASSETS FAIR VALUE
ASSET CATEGORY	2018	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Equity securities	20%–40%	20%	22%	22%
Debt securities	60%–100%	64%	65%	68%
Alternative investments	0%–40%	16%	13%	10%
Total		100%	100%	100%

152

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

The following table shows the fair value of the DB pension plan assets for each category.

AS AT	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Observable markets data
Equity securities
Canadian	844	1,045	901
Foreign	3,770	4,349	3,682
Debt securities
Canadian	12,457	13,126	12,469
Foreign	2,004	1,890	1,068
Money market	327	491	387
Non-observable markets inputs
Alternative investments
Private equities	1,804	1,484	1,164
Hedge funds	1,014	965	726
Real estate	758	484	55
Other	93	111	111
Total	23,071	23,945	20,563

Equity securities included approximately $8 million of BCE common shares, or 0.03% of total plan assets, at December 31, 2018, approximately $13 million of BCE common shares, or 0.05% of total plan assets, at December 31, 2017 and approximately $17 million of BCE common shares, or 0.08% of total plan assets, at January 1, 2017.

Debt securities included approximately $68 million of Bell Canada debentures, or 0.30% of total plan assets, at December  31, 2018, approximately $11 million of Bell Canada debentures, or 0.05% of total plan assets, at December 31, 2017 and approximately $15 million of Bell Canada debentures, or 0.07% of total plan assets, at January 1, 2017.

Alternative investments included the pension plan’s investment in MLSE of $135 million, or 0.59% of total plan assets, at December 31, 2018, $135 million, or 0.56% of total plan assets, at December 31, 2017, and $135 million, or 0.66% of total plan assets, at January 1, 2017.

The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $5 billion of post-employment benefit obligations. The fair value of the arrangement is included within other alternative investments. As a hedging arrangement of the pension plan, the transaction requires no cash contributions from BCE.

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB PLANS (1)		DC PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2018	2017	2018	2017	2018	2017
Contributions	(433)	(305)	(106)	(108)	(75)	(77)

(1)	Includes voluntary contributions of $240 million in 2018 and $100 million in 2017.

We expect to contribute approximately $180 million to our DB pension plans in 2019, subject to actuarial valuations being completed. We expect to pay approximately $80 million to beneficiaries under OPEB plans and to contribute approximately $115 million to the DC pension plans in 2019.

153

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

Note 25	Other non-current liabilities

AS AT	NOTE	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Long-term disability benefits obligation		288	322	302
Provisions	23	305	273	273
CRTC deferral account obligation	26	92	96	104
CRTC tangible benefits obligation	26	23	73	115
Other (1)		289	287	274
Total other non-current liabilities		997	1,051	1,068

(1)	We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

Note 26	Financial and capital management

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans.

The following derivative instruments were outstanding during 2018 and/or 2017:

  foreign currency forward contracts and options that manage the foreign currency risk of certain anticipated purchases and sales cross currency basis swaps that hedge foreign currency risk on a portion of our debt due within one year and long-term debt forward contracts on BCE common shares that mitigate the cash flow exposure related to share-based payment plans

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

				DECEMBER 31, 2018		DECEMBER 31, 2017		JANUARY 1, 2017
	CLASSIFICATION	FAIR VALUE METHODOLOGY	NOTE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	20, 25	61	61	111	110	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	20, 25	108	112	124	128	136	145
Debt securities, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	21, 22	20,285	21,482	19,321	21,298	17,879	20,093

154

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE
	CLASSIFICATION	NOTE	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
December 31, 2018
Publicly-traded and privately-held investments	Other non-current assets	18	110	1	–	109

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		181	–	181	–
MLSE financial liability (3)	Trade payables and other liabilities	20	(135)	–	–	(135)
Other	Other non-current assets and liabilities		43	–	114	(71)
December 31, 2017
Publicly-traded and privately-held investments	Other non-current assets	18	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(48)	–	(48)	–
MLSE financial liability (3)	Trade payables and other liabilities	20	(135)	–	–	(135)
Other	Other non-current assets and liabilities		60	–	106	(46)
January 1, 2017
Publicly-traded and privately-held investments	Other non-current assets	18	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		166	–	166	–
MLSE financial liability (3)	Trade payables and other liabilities	20	(135)	–	–	(135)
Other	Other non-current assets and liabilities		35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other expense in the income statements. The option has been exercisable since 2017.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2018 and 2017. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables.

	NOTE	2018	2017
Balance, January 1		(54)	(60)
Adoption of IFRS 9 (1)		(4)	–
Additions		(84)	(99)
Usage		91	105
Balance, December 31	11	(51)	(54)

(1)	We adopted IFRS 9, Financial Instruments, effective January 1, 2018. See Note 2, Significant accounting policies, for additional details.

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

155

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

The following table provides further details on trade receivables not impaired.

AS AT	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Trade receivables not past due	2,091	2,255	2,192
Trade receivables past due and not impaired
Under 60 days	508	491	286
60 to 120 days	304	279	360
Over 120 days	72	56	75
Trade receivables, net of allowance for doubtful accounts	2,975	3,081	2,913

The following table provides the change in allowance for doubtful accounts for contract assets.

	NOTE	2018	2017
Balance, January 1		(96)	(92)
Additions		(50)	(39)
Usage		55	35
Balance, December 31		(91)	(96)
Current		(44)	(47)
Non-current		(47)	(49)
Balance, December 31	13	(91)	(96)

LIQUIDITY RISK

Our cash and cash equivalents, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.

The following table is a maturity analysis for recognized financial liabilities at December 31, 2018 for each of the next five years and thereafter.

AT DECEMBER 31, 2018	NOTE	2019	2020	2021	2022	2023	THERE- AFTER	TOTAL
Long-term debt	22	59	1,453	2,275	1,739	1,622	11,079	18,227
Notes payable	21	3,201	–	–	–	–	–	3,201
Minimum future lease payments under finance leases	15	586	513	344	276	238	667	2,624
Loan secured by trade receivables	21	919	–	–	–	–	–	919
Interest payable on long-term debt, notes payable and loan secured by trade receivables		866	751	709	648	581	6,671	10,226
Net interest receipts on cross currency basis swaps		(6)	(6)	(6)	(6)	(6)	(134)	(164)
MLSE financial liability	20	135	–	–	–	–	–	135
Total		5,760	2,711	3,322	2,657	2,435	18,283	35,168

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

In 2018, we entered into cross currency basis swaps with a notional amount of $1,150 million in U.S. dollars ($1,493 million in Canadian dollars). These cross currency basis swaps are used to hedge the U.S. currency exposure of our Series US-1 Notes maturing in 2048. See Note 22, Long-term debt, for additional details.

In 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars ($480 million in Canadian dollars) used to hedge borrowings under a credit facility that was repaid in 2017. See Note 22, Long-term debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss (gain) of $2 million (nil) recognized in net earnings at December 31, 2018 and a gain (loss) of $140 million ($132 million) recognized in Other comprehensive income (loss) at December 31, 2018, with all other variables held constant.

156

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

The following table provides further details on our outstanding foreign currency forward contracts as at December 31, 2018.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,329	CAD	3,077	2019	Commercial paper
Cash flow	USD	779	CAD	973	2019	Anticipated transactions
Cash flow	CAD	15	USD	12	2019	Anticipated transactions
Cash flow	USD	256	CAD	324	2020–2021	Anticipated transactions
Economic	USD	120	CAD	153	2019	Anticipated transactions
Economic – call options	USD	48	CAD	60	2020	Anticipated transactions
Economic – put options	USD	60	CAD	74	2019–2020	Anticipated transactions

INTEREST RATE EXPOSURES

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $31 million in net earnings at December 31, 2018.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. See Note 28,

Share-based payments, for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2018 was a liability of $73 million (December 31, 2017 – $45 million, and January 1, 2017 – $111 million).

A 5% increase (decrease) in the market price of BCE’s common shares at December  31,  2018 would result in a gain (loss) of $34 million recognized in net earnings for 2018, with all other variables held constant.

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

The key ratios that we use to monitor and manage our capital structure are a net debt leverage ratio (1) and an adjusted EBITDA to net interest expense ratio (2). In 2018 and 2017, our net debt leverage ratio target range was 1.75 to 2.25 times adjusted EBITDA and our adjusted EBITDA to net interest expense ratio target was greater than 7.5 times. We monitor our capital structure and make adjustments, including to our dividend policy, as required. At December 31, 2018, we had exceeded the limit of our internal net debt leverage ratio target range by 0.47.

These ratios do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, our net debt leverage ratio and adjusted EBITDA to net interest expense ratio as measures of financial leverage and health of the company.

The following table provides a summary of our key ratios.

AT DECEMBER 31	2018	2017
Net debt leverage ratio	2.72	2.67
Adjusted EBITDA to net interest expense ratio	9.00	9.23

In Q1 2018, BCE completed a normal course issuer bid program (NCIB). See Note 27, Share capital, for additional details.

On February 6, 2019, the board of directors of BCE approved an increase of 5.0% in the annual dividend on BCE’s common shares, from $3.02 to $3.17 per common share. In addition, the board of directors of BCE declared a quarterly dividend of 0.7925 per common share, payable on April 15, 2019 to shareholders of record at March 15, 2019.

On February 7, 2018, the board of directors of BCE approved an increase of 5.2% in the annual dividend on BCE’s common shares, from $2.87 to $3.02 per common share.

(1)	Our net debt leverage ratio represents net debt divided by adjusted EBITDA. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in our statements of financial position. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements.
(2)	Our adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. Adjusted EBITDA is defined as operating revenues less operating costs as shown in our income statements. Net interest expense is net interest expense as shown in our statements of cash flows and 50% of declared preferred share dividends as shown in our income statements.

157

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

Note 27	Share capital

PREFERRED SHARES

BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table provides a summary of the principal terms of BCE’s First Preferred Shares as at December 31, 2018. There were no Second Preferred Shares issued and outstanding at December 31, 2018. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

SERIES	ANNUAL DIVIDEND RATE	CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMPTION PRICE	NUMBER OF SHARES		STATED CAPITAL
						AUTHORIZED	ISSUED AND OUTSTANDING	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Q	floating	Series R	December 1, 2025		$25.50	8,000,000	–	–	–	–
R (1)	4.13%	Series Q	December 1, 2020	December 1, 2020	$25.00	8,000,000	8,000,000	200	200	200
S	floating	Series T	November 1, 2021	At any time	$25.50	8,000,000	3,513,448	88	88	88
T (1)	3.019%	Series S	November 1, 2021	November 1, 2021	$25.00	8,000,000	4,486,552	112	112	112
Y	floating	Series Z	December 1, 2022	At any time	$25.50	10,000,000	8,081,491	202	202	219
Z (1)	3.904%	Series Y	December 1, 2022	December 1, 2022	$25.00	10,000,000	1,918,509	48	48	31
AA (1)	3.61%	Series AB	September 1, 2022	September 1, 2022	$25.00	20,000,000	11,398,396	291	291	259
AB	floating	Series AA	September 1, 2022	At any time	$25.50	20,000,000	8,601,604	219	219	251
AC (1)	4.38%	Series AD	March 1, 2023	March 1, 2023	$25.00	20,000,000	10,029,691	256	129	129
AD	floating	Series AC	March 1, 2023	At any time	$25.50	20,000,000	9,970,309	254	381	381
AE	floating	Series AF	February 1, 2020	At any time	$25.50	24,000,000	9,292,133	232	232	232
AF (1)	3.11%	Series AE	February 1, 2020	February 1, 2020	$25.00	24,000,000	6,707,867	168	168	168
AG (1)	2.80%	Series AH	May 1, 2021	May 1, 2021	$25.00	22,000,000	4,985,351	125	125	125
AH	floating	Series AG	May 1, 2021	At any time	$25.50	22,000,000	9,014,649	225	225	225
AI (1)	2.75%	Series AJ	August 1, 2021	August 1, 2021	$25.00	22,000,000	5,949,884	149	149	149
AJ	floating	Series AI	August 1, 2021	At any time	$25.50	22,000,000	8,050,116	201	201	201
AK (1)	2.954%	Series AL	December 31, 2021	December 31, 2021	$25.00	25,000,000	22,745,921	569	569	569
AL (2)	floating	Series AK	December 31, 2021	At any time		25,000,000	2,254,079	56	56	56
AM (1)	2.764%	Series AN	March 31, 2021	March 31, 2021	$25.00	30,000,000	9,546,615	218	218	218
AN (2)	floating	Series AM	March 31, 2021	At any time		30,000,000	1,953,385	45	45	45
AO (1)	4.26%	Series AP	March 31, 2022	March 31, 2022	$25.00	30,000,000	4,600,000	118	118	118
AP (3)	floating	Series AO	March 31, 2027			30,000,000	–	–	–	–
AQ (1)	4.812%	Series AR	September 30, 2023	September 30, 2023	$25.00	30,000,000	9,200,000	228	228	228
AR (3)	floating	Series AQ	September 30, 2028			30,000,000	–	–	–	–
								4,004	4,004	4,004

(1)	BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years after that date.
(2)	BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2021 and March 31, 2021, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.
(3)	If Series AP or AR First Preferred Shares are issued on March 31, 2022 and September 30, 2023 respectively, BCE may redeem such shares at $25.00 per share on March 31, 2027 and September 30, 2028, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AP or AR First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.

VOTING RIGHTS

All of the issued and outstanding First Preferred Shares at December 31, 2018 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

PRIORITY AND ENTITLEMENT TO DIVIDENDS

The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.

Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM, AO and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.

158

Notes to consolidated financial statements

BCE Inc. 2018 Annual Report

Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.

Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.

CONVERSION FEATURES

All of the issued and outstanding First Preferred Shares at December 31, 2018 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

CONVERSION AND DIVIDEND RATE RESET OF FIRST PREFERRED SHARES

The annual fixed dividend rate on BCE’s Cumulative Redeemable First Preferred Shares, Series AQ, was reset for the next five years, effective September 30, 2018, at 4.812% from 4.25%.

On March 1, 2018, 397,181 of BCE’s 5,069,935 fixed-rate Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2018, 5,356,937 of BCE’s 14,930,065 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

The annual fixed dividend rate on BCE’s Series AC Preferred Shares was reset for the next five years, effective March 1, 2018, at 4.38% from 3.55%. The Series AD Preferred Shares continue to pay a monthly floating cash dividend.

COMMON SHARES AND CLASS B SHARES

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2018 and 2017 and January 1, 2017.

The following table provides details about the outstanding common shares of BCE.

		2018		2017
	NOTE	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Outstanding, January 1		900,996,640	20,091	870,706,332	18,370
Shares issued for the acquisition of AlarmForce	3	22,531	1	–	–
Shares issued for the acquisition of MTS	3	–	–	27,642,714	1,594
Shares issued under employee stock option plan	28	266,941	13	2,555,863	122
Repurchase of common shares		(3,085,697)	(69)	–	–
Shares issued under ESP		–	–	91,731	5
Outstanding, December 31		898,200,415	20,036	900,996,640	20,091

In Q1 2018, BCE repurchased and canceled 3,085,697 common shares for a total cost of $175 million through a NCIB. Of the total cost, $69 million represents stated capital and $3 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

CONTRIBUTED SURPLUS

Contributed surplus in 2018 and 2017 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

Note 28	Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
ESP	(29)	(28)
RSUs/PSUs	(50)	(44)
Other (1)	(10)	(9)
Total share-based payments	(89)	(81)

(1)	Includes DSP, DSUs and stock options.

159

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DESCRIPTION OF THE PLANS

ESP

The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute a percentage of the employee’s eligible annual earnings to the plan, up to a specified maximum. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares.

The ESP allows employees to contribute up to 12% of their annual earnings with a maximum employer contribution of 2%.

Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2018, 5,591,566 common shares were authorized for issuance from treasury under the ESP.

The following table summarizes the status of unvested employer contributions at December 31, 2018 and 2017.

NUMBER OF ESP SHARES	2018	2017
Unvested contributions, January 1	1,039,030	1,073,212
Contributions (1)	671,911	610,657
Dividends credited	56,926	49,299
Vested	(501,089)	(553,837)
Forfeited	(146,352)	(140,301)
Unvested contributions, December 31	1,120,426	1,039,030

(1)	The weighted average fair value of the shares contributed was $55 in 2018 and $60 in 2017.

RSUs/PSUs

RSUs/PSUs are granted to executives and other eligible employees. The value of an RSU/PSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares.

Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based on their position and level of contribution. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met, as determined by the board of directors.

The following table summarizes outstanding RSUs/PSUs at December 31, 2018 and 2017.

NUMBER OF RSUs/PSUs	2018	2017
Outstanding, January 1	2,740,392	2,928,698
Granted (1)	1,006,586	879,626
Dividends credited	149,258	132,402
Settled	(1,027,321)	(1,096,403)
Forfeited	(56,218)	(103,931)
Outstanding, December 31	2,812,697	2,740,392
Vested, December 31 (2)	880,903	985,382

(1)	The weighted average fair value of the RSUs/PSUs granted was $57 in 2018 and $58 in 2017.
(2)	The RSUs/PSUs vested on December 31, 2018 were fully settled in February 2019 with BCE common shares and/or DSUs.

DSP

The value of a deferred share is equal to the value of one BCE common share. Dividends in the form of additional deferred shares are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. The liability related to the DSP is recorded in Trade payables and other liabilities in the statements of financial position and was $26 million and $30 million at December 31, 2018 and 2017, respectively, and $37 million at January 1, 2017.

DSUs

Eligible bonuses and RSUs/PSUs may be paid in the form of DSUs when executives or other eligible employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

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BCE Inc. 2018 Annual Report

The following table summarizes the status of outstanding DSUs at December 31, 2018 and 2017.

NUMBER OF DSUs	2018	2017
Outstanding, January 1	4,309,528	4,131,229
Issued (1)	94,580	69,742
Settlement of RSUs/PSUs	112,675	101,066
Dividends credited	240,879	203,442
Settled	(365,665)	(195,951)
Outstanding, December 31	4,391,997	4,309,528

(1)	The weighted average fair value of the DSUs issued was $55 in 2018 and $59 in 2017.

STOCK OPTIONS

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant

At December 31, 2018, 10,737,659 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant.

The following table summarizes BCE’s outstanding stock options at December 31, 2018 and 2017.

		2018		2017
	NOTE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1		10,490,249	55	10,242,162	52
Granted		3,888,693	56	3,043,448	59
Exercised (1)	27	(266,941)	42	(2,555,863)	45
Forfeited		(39,669)	58	(239,498)	58
Outstanding, December 31		14,072,332	56	10,490,249	55
Exercisable, December 31		4,399,588	52	2,013,983	45

(1)	The weighted average share price for options exercised was $55 in 2018 and $60 in 2017.

The following table provides additional information about BCE’s stock option plans at December 31, 2018.

	STOCK OPTIONS OUTSTANDING
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)
$40-$49	1,747,042	2	46
$50-$59	12,232,011	5	57
$60 & above	93,279	5	61
	14,072,332	4	56

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2018
Weighted average fair value per option granted	$2.13
Weighted average share price	$57
Weighted average exercise price	$56
Dividend yield	5%
Expected volatility	12%
Risk-free interest rate	2%
Expected life (years)	4

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

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Note 29	Additional cash flow information

The following table provides a reconciliation of changes in liabilities arising from financing activities.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL
January 1, 2018		23,393	54	678	–	24,125
Cash flows from (used in) financing activities
Decrease in notes payable		(241)	118	–	–	(123)
Issue of long-term debt		2,996	–	–	–	2,996
Repayments of long-term debt		(2,713)	–	–	–	(2,713)
Cash dividends paid on common and preferred shares		–	–	(2,828)	–	(2,828)
Cash dividends paid by subsidiaries to non-controlling interests	33	–	–	(16)	–	(16)
Other financing activities		(42)	–	–	(35)	(77)
Total cash flows from (used in) financing activities excluding equity		–	118	(2,844)	(35)	(2,761)
Non-cash changes arising from
Finance lease additions		414	–	–	–	414
Dividends declared on common and preferred shares		–	–	2,856	–	2,856
Dividends declared by subsidiaries to non-controlling interests		–	–	5	–	5
Effect of changes in foreign exchange rates		341	(341)	–	–	–
Business acquisitions		96	–	–	–	96
Other		161	–	(4)	35	192
Total non-cash changes		1,012	(341)	2,857	35	3,563
December 31, 2018		24,405	(169)	691	–	24,927

(1)	Included in Other current assets and Other non-current assets in the statement s of financial position.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES	TOTAL
January 1, 2017		21,459	(31)	617	–	22,045
Cash flows from (used in) financing activities
Increase in notes payable		452	(119)	–	–	333
Issue of long-term debt		3,011	–	–	–	3,011
Repayments of long-term debt		(2,653)	–	–	–	(2,653)
Cash dividends paid on common and preferred shares		–	–	(2,639)	–	(2,639)
Cash dividends paid by subsidiaries to non-controlling interests	33	–	–	(34)	–	(34)
Other financing activities		(44)	6	–	(22)	(60)
Total cash flows from (used in) financing activities excluding equity		766	(113)	(2,673)	(22)	(2,042)
Non-cash changes arising from
Finance lease additions		339	–	–	–	339
Dividends declared on common and preferred shares		–	–	2,692	–	2,692
Dividends declared by subsidiaries to non-controlling interests		–	–	45	–	45
Effect of changes in foreign exchange rates		(198)	198	–	–	–
Business acquisitions	3	972	–	–	–	972
Other		55	–	(3)	22	74
Total non-cash changes		1,168	198	2,734	22	4,122
December 31, 2017		23,393	54	678	–	24,125

(1)	Included in Other current assets and Trade payables and other liabilities in the statements of financial position.

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Note 30	Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2018.

	2019	2020	2021	2022	2023	THERE- AFTER	TOTAL
Wireline	1,261	821	512	261	81	80	3,016
Wireless	1,737	781	93	44	33	57	2,745
Total	2,998	1,602	605	305	114	137	5,761

When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

Note 31	Commitments and contingencies

COMMITMENTS

The following table is a summary of our contractual obligations at December 31, 2018 that are due in each of the next five years and thereafter.

	2019	2020	2021	2022	2023	THERE- AFTER	TOTAL
Operating leases	317	286	244	187	142	436	1,612
Commitments for property, plant and equipment and intangible assets	1,029	784	623	484	385	698	4,003
Purchase obligations	618	525	484	434	271	519	2,851
Total	1,964	1,595	1,351	1,105	798	1,653	8,466

BCE’s significant operating leases are for office premises, cellular tower sites, retail outlets and OOH advertising spaces with lease terms ranging from 1 to 40 years. These leases are non-cancellable. Rental expense relating to operating leases was $352 million in 2018 and $399 million in 2017.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

CONTINGENCIES

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 7, 2019, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

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Note 32	Related party transactions

SUBSIDIARIES

The following table shows BCE’s significant subsidiaries at December 31, 2018. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.

All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2018	2017
Bell Canada	100%	100%
Bell Mobility	100%	100%
Bell Media	100%	100%

TRANSACTIONS WITH JOINT ARRANGEMENTS AND ASSOCIATES

During 2018 and 2017, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.

In 2018, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $17 million (2017 – $11 million) and $187 million (2017 – $177 million), respectively.

BCE MASTER TRUST FUND

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $11 million from the Master Trust Fund for 2018 and $10 million for 2017. The details of BCE’s post-employment benefit plans are set out in Note 24, Post-employment benefit plans.

COMPENSATION OF KEY MANAGEMENT PERSONNEL AND BOARD OF DIRECTORS

The following table includes compensation of key management personnel and the board of directors for the years ended December 31, 2018 and 2017 included in our income statements. Key management personnel include the company’s Chief Executive Officer (CEO), Chief Operating Officer (COO), Group President and the executives who report directly to them.

FOR THE YEAR ENDED DECEMBER 31	2018	2017
Wages, salaries, fees and related taxes and benefits	(27)	(23)
Post-employment benefit plans and OPEBs cost	(4)	(3)
Share-based compensation	(23)	(23)
Key management personnel and board of directors compensation expense	(54)	(49)

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Note 33	Significant partly-owned subsidiaries

The following tables show summarized financial information for our subsidiary with significant non-controlling interest (NCI).

SUMMARIZED STATEMENTS OF FINANCIAL POSITION

	CTV SPECIALTY (1) (2)
	DECEMBER 31, 2018	DECEMBER 31, 2017	JANUARY 1, 2017
Current assets	337	328	293
Non-current assets	993	1,013	1,013
Total assets	1,330	1,341	1,306
Current liabilities	142	153	130
Non-current liabilities	201	184	195
Total liabilities	343	337	325
Total equity attributable to BCE shareholders	685	700	687
NCI	302	304	294

(1)	At December 31, 2018 and 2017 and January 1, 2017, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.
(2)	CTV Specialty’s net assets at December 31, 2018 and 2017 and January 1, 2017, include $10 million, $6 million and $2 million, respectively, directly attributable to NCI.

SELECTED INCOME AND CASH FLOW INFORMATION

	CTV SPECIALTY (1)
FOR THE YEAR ENDED DECEMBER 31	2018	2017
Operating revenues	857	832
Net earnings	131	179
Net earnings attributable to NCI	42	56
Total comprehensive income	149	172
Total comprehensive income attributable to NCI	47	54
Cash dividends paid to NCI	16	34

(1)	CTV Specialty’s net earnings and total comprehensive income include $4 million directly attributable to NCI for 2018 and $3 million for 2017.

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Note 34	Adoption of IFRS 15

As a result of adopting IFRS 15, we have changed the comparative figures for the year ended December 31, 2017 and the opening statement of financial position as at January 1, 2017. The impacts of adopting IFRS 15 on our previously reported 2017 results are provided below.

CONSOLIDATED INCOME STATEMENTS

The table below shows the impacts of adopting IFRS 15 on our previously reported 2017 consolidated income statements.

	YEAR ENDED DECEMBER 31, 2017
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	2017 UPON ADOPTION OF IFRS 15
Operating revenues	22,719	38	22,757
Operating costs	(13,541)	66	(13,475)
Severance, acquisition and other costs	(190)	–	(190)
Depreciation	(3,037)	3	(3,034)
Amortization	(813)	3	(810)
Finance costs
Interest expense	(955)	–	(955)
Interest on post-employment benefit obligations	(72)	–	(72)
Other expense	(102)	–	(102)
Income taxes	(1,039)	(30)	(1,069)
Net earnings	2,970	80	3,050
Net earnings attributable to:
Common shareholders	2,786	80	2,866
Preferred shareholders	128	–	128
Non-controlling interest	56	–	56
Net earnings	2,970	80	3,050
Net earnings per common share – basic	3.12	0.08	3.20
Net earnings per common share – diluted	3.11	0.09	3.20
Average number of common shares outstanding – basic (millions)	894.3	–	894.3

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The table below shows the impacts of adopting IFRS 15 on our previously reported 2017 consolidated statement of financial position.

FOR THE YEAR ENDED DECEMBER 31	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	RECLASSIFICATIONS (1)	2017 UPON ADOPTION OF IFRS 15
Cash	442	–	–	442
Cash equivalents	183	–	–	183
Trade and other receivables	3,135	9	(15)	3,129
Inventory	380	–	–	380
Contract assets	–	923	(91)	832
Contract costs	–	206	144	350
Prepaid expenses	375	–	(158)	217
Other current assets	124	–	(2)	122
Total current assets	4,639	1,138	(122)	5,655
Contract assets	–	400	31	431
Contract costs	–	162	124	286
Property, plant and equipment	24,033	(4)	–	24,029
Intangible assets	13,305	–	(47)	13,258
Deferred tax assets	144	–	–	144
Investments in associates and joint ventures	814	–	–	814
Other non-current assets	900	–	(143)	757
Goodwill	10,428	–	–	10,428
Total non-current assets	49,624	558	(35)	50,147
Total assets	54,263	1,696	(157)	55,802
Trade payables and other liabilities	4,623	–	(748)	3,875
Contract liabilities	–	97	596	693
Interest payable	168	–	–	168
Dividends payable	678	–	–	678
Current tax liabilities	140	–	–	140
Debt due within one year	5,178	–	–	5,178
Total current liabilities	10,787	97	(152)	10,732
Contract liabilities	–	34	167	201
Long-term debt	18,215	–	–	18,215
Deferred tax liabilities	2,447	423	–	2,870
Post-employment benefit obligations	2,108	–	–	2,108
Other non-current liabilities	1,223	–	(172)	1,051
Total non-current liabilities	23,993	457	(5)	24,445
Total liabilities	34,780	554	(157)	35,177
Preferred shares	4,004	–	–	4,004
Common shares	20,091	–	–	20,091
Contributed surplus	1,162	–	–	1,162
Accumulated other comprehensive loss	(17)	–	–	(17)
Deficit	(6,080)	1,142	–	(4,938)
Total equity attributable to BCE shareholders	19,160	1,142	–	20,302
Non-controlling interest	323	–	–	323
Total equity	19,483	1,142	–	20,625
Total liabilities and equity	54,263	1,696	(157)	55,802

(1)	We have reclassified some of the amounts for previous periods to conform with IFRS 15 presentation requirements.

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BCE Inc. 2018 Annual Report

The table below shows the impacts of adopting IFRS 15 on our January 1, 2017 consolidated statement of financial position.

AS AT	JANUARY 1, 2017	IFRS 15 IMPACTS	RECLASSIFICATIONS (1)	JANUARY 1, 2017 UPON ADOPTION OF IFRS 15
Cash	603	–	–	603
Cash equivalents	250	–	–	250
Trade and other receivables	2,979	11	(2)	2,988
Inventory	403	–	–	403
Contract assets	–	851	(113)	738
Contract costs	–	195	148	343
Prepaid expenses	420	–	(189)	231
Other current assets	200	–	(2)	198
Total current assets	4,855	1,057	(158)	5,754
Contract assets	–	357	26	383
Contract costs	–	151	124	275
Property, plant and equipment	22,346	(5)	–	22,341
Intangible assets	11,998	–	–	11,998
Deferred tax assets	89	–	–	89
Investments in associates and joint ventures	852	–	–	852
Other non-current assets	1,010	–	(113)	897
Goodwill	8,958	–	–	8,958
Total non-current assets	45,253	503	37	45,793
Total assets	50,108	1,560	(121)	51,547
Trade payables and other liabilities	4,326	–	(655)	3,671
Contract liabilities	–	71	574	645
Interest payable	156	–	–	156
Dividends payable	617	–	–	617
Current tax liabilities	122	–	–	122
Debt due within one year	4,887	–	–	4,887
Total current liabilities	10,108	71	(81)	10,098
Contract liabilities	–	34	169	203
Long-term debt	16,572	–	–	16,572
Deferred tax liabilities	2,192	393	–	2,585
Post-employment benefit obligations	2,105	–	–	2,105
Other non-current liabilities	1,277	–	(209)	1,068
Total non-current liabilities	22,146	427	(40)	22,533
Total liabilities	32,254	498	(121)	32,631
Preferred shares	4,004	–	–	4,004
Common shares	18,370	–	–	18,370
Contributed surplus	1,160	–	–	1,160
Accumulated other comprehensive income	46	–	–	46
Deficit	(6,040)	1,062	–	(4,978)
Total equity attributable to BCE shareholders	17,540	1,062	–	18,602
Non-controlling interest	314	–	–	314
Total equity	17,854	1,062	–	18,916
Total liabilities and equity	50,108	1,560	(121)	51,547

(1)	We have reclassified some of the amounts for previous periods to conform with IFRS 15 presentation requirements.

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BCE Inc. 2018 Annual Report

The table below provides a reconciliation of our deficit at January 1, 2017 and December 31, 2017 from amounts previously reported in 2017 to the amounts reported under IFRS 15. All amounts are after tax.

	AT DECEMBER 31, 2017	AT JANUARY 1, 2017
Total deficit as previously reported	(6,080)	(6,040)
Timing of revenue recognition	873	809
Cost to obtain a contract	269	253
Total deficit upon adoption of IFRS 15	(4,938)	(4,978)

CONSOLIDATED STATEMENT OF CASH FLOWS

The table below shows the impacts of adopting IFRS 15 on select line items of our previously reported 2017 statement of cash flows.

	YEAR ENDED DECEMBER 31, 2017
	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	2017 UPON ADOPTION OF IFRS 15
Cash flows from operating activities
Net earnings	2,970	80	3,050
Depreciation and amortization	3,850	(6)	3,844
Income taxes	1,039	30	1,069
Net change in operating assets and liabilities	480	(104)	376
Cash flows from operating activities	7,358	–	7,358

REVENUES BY SERVICES AND PRODUCTS

The following table shows the impacts of adopting IFRS 15 on our revenues disaggregated by type.

FOR THE YEAR ENDED DECEMBER 31	2017 AS PREVIOUSLY REPORTED	IFRS 15 IMPACTS	OTHER (3)	2017 UPON ADOPTION OF IFRS 15
Services (1)
Wireless	7,308	(1,260)	–	6,048
Data	7,146	(5)	51	7,192
Voice	3,800	3	165	3,968
Media	2,676	–	–	2,676
Other services	213	(2)	–	211
Total services	21,143	(1,264)	216	20,095
Products (2)
Wireless	530	1,303	–	1,833
Data	519	1	(110)	410
Equipment and other	527	(2)	(106)	419
Total products	1,576	1,302	(216)	2,662
Total operating revenues	22,719	38	–	22,757

(1)	Our service revenues are generally recognized over time.
(2)	Our product revenues are generally recognized at a point in time.
(3)	We have reclassified some of the amounts for previous periods to make them consistent with the presentation for the current period.

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